EXHIBIT D

REPUBLIC OF PERU

SUMMARY

This summary highlights certain information contained elsewhere herein. This summary does not contain all the information you should consider before investing in the securities. Before making a decision to invest in any securities issued by Peru, you should carefully read this entire report and any related prospectus supplement.

Republic of Peru

Overview

Peru is a representative democracy located in western South America, with an estimated population, according to its 2017 census, of approximately 31.3 million. Peru’s population is multi-racial and multi-cultural, and the official languages are Spanish, Quechua and Aymara. The World Bank classifies Peru as an upper-middle-income developing country.

In November 2000, Peru emerged from more than a decade of rule by President Alberto Fujimori, whose years in office were characterized by a reduction in domestic terrorism by armed guerrilla forces, economic reforms that led Peru to develop a free market economy characterized by low inflation and high growth rates, and by nearly dictatorial powers concentrated in the executive branch. Political instability, coupled with a series of external economic shocks, resulted in reduced economic activity that led to higher rates of unemployment, underemployment and poverty. In the aftermath of President Fujimori’s resignation in November 2000, Valentín Paniagua assumed the role of President and his interim administration was in office until July 2001.

In June 2001, Alejandro Toledo Manrique was elected president to a five-year term, having campaigned on a platform of reform that recognized the value of an open economic system and reform. During the administration of President Toledo, Peru had one of the best-performing economies in Latin America, with GDP growth of 6.8% in 2005, driven by growth in the mining and export sectors that was fueled by higher international prices for these commodities. In June 2006, Alan García was elected president to a five-year term. President García had served as president in the period 1985-1990, and his first administration faced many challenges and confronted many crises that ended in political instability. The first García administration was followed by the administration of President Fujimori. The second García administration sought to implement social and political reforms and continuity to macroeconomic stability, as well as solidifying Peru’s relationships with its international partners. During his time in office, Peru’s was among the best performing economies in Latin America, with an average annual GDP growth rate of 6.9% during that period.

In June, 2011, Ollanta Humala, was elected president to a five year term. While the election of President Humala initially generated political and economic uncertainty, the Humala administration adopted policies that emphasized continuity with the prior administrations’ economic goals, designed to promote macroeconomic stability, fiscal discipline and domestic and foreign investment. The Humala administration did not make any significant shift in trade policy and maintained stable economic ties with Peru’s major trading partners.

In June 2016, Pedro Pablo Kuczynski, leader of Peruanos por el Kambio (Peruvians for Change) was elected president for a five-year term after winning a run-off election against Keiko Fujimori. Upon his election, President Kuczynski announced policies designed to promote macroeconomic stability, foster fiscal discipline, and encourage private domestic and foreign investment.

On December 21, 2017, by majority vote of Peru’s Congress (78 votes in favor, 19 against and 21 abstentions) rejected then-President Pedro Pablo Kuczynski’s motion against a resolution providing for him to vacate the office of the President, following public reports linking him to the Odebrecht corruption scandal. On March 21, 2018, Pedro Pablo Kuczynski resigned as President. On March 23, 2018, Peru’s Congress accepted President Kuczynski’s resignation with 105 votes in favor, 12 against and four abstentions. On the same day Vice President Martín Vizcarra assumed the presidency of Peru, and will serve the remaining presidential term until 2021.

With the aim of boosting the economy in the short term and defining the basis for greater growth in the medium term, the Vizcarra administration is working on an Economic Impulse Plan that will achieve a GOP growth of 5.0% towards the end of 2021, in compliance with fiscal rules. This plan is associated with the strengthening of fiscal accounts to generate pro-growth fiscal space and the boost of the economy in the short and medium term.

Recent Economic Performance

The Peruvian economy grew 4.3% during the six months ended June 30, 2018, compared to 2.4% GDP growth in the first six months of 2017, due to the implementation of countercyclical macroeconomic policies and a favorable international context. These results reflect a recovery of internal consumption which was driven primarily by the higher increase in domestic consumption and private investment, which benefitted from the improvement in the terms of trade. In addition, increased infrastructure needs led to higher public investment and increase capital and industrial consumption resulted in higher demand for imports.

Non-traditional exports grew by 18.9% during the six months ended June 30, 2018, compared to growth of 9.7% during the first six months of 2017, primarily due to an increase in exports of agriculture and livestock, fishing, textile, iron, steel and machinery, and basic metal industry and jewelry.

During the six months ended June 30, 2018, the Central Bank’s net international reserves decreased by 5.6% compared to an increase of 5.1% in the first six months of 2017, primarily due to a U.S.$6.1 billion decrease in deposits of the public sector and U.S.$6.0 billion of deposits of financial intermediaries, offset by U.S.$8.2 billion in foreign exchange operations which include operations with the public sector and over the counter purchases.

During the first six months ended June 30, of 2018, central government revenue grew by 8.1% compared to an increase of 10.3% in the first six months of 2017, primarily due to an increase in current revenue.

During the six months ended June 30, 2018, central government expenditure increased by 8.1% compared to an increase of 10.3% in the first six months of 2017, primarily due to an increase in total current non-financial expenditures including wages and salaries, goods and services and current transfers.

During the six months ended June 30, 2018, public sector external debt decreased by 12.9% compared to an increase of 3.8% in the first six months of 2017, primarily due to liability management transactions, switching external debt by local debt in soles.

For the six months ended June 30, 2018, inflation decreased by 47.7% from 2.73% to 1.43% compared to a decrease of 18.2% for the first six months of 2017.

During the six months ended June 30, 2018, public investment increased by 6.9% relative to the comparable period in 2017, primarily as a result of a greater dynamism of the private sector and increased accumulation of inventories.

Peru’s current long-term debt credit ratings are investment grade. They indicate that the Republic’s long-term debt securities are judged to be subject to moderate credit risk. In June 2018, Standard & Poor’s reaffirmed its BBB+ rating for Peru’s long-term debt securities and stable outlook, in March 2018, Fitch reaffirmed Peru’s BBB+ rating and confirmed its stable outlook, while in August 2017, Moody’s also affirmed Peru’s A3 rating and stable outlook.

External Shocks and their Effects on the Peruvian Economy

The Peruvian economy has been affected by two temporary external shocks: the stagnation of construction activity associated with corruption scandals involving Brazilian construction companies and the El Niño Costero phenomenon. The former has affected investments, with impact on the generation of formal employment and family spending; while the latter affected agricultural production, caused widespread infrastructure damage, and affected the supply of services, such as transportation, tourism, financial activities and commerce, particularly in the northern region of Peru.

Both negative shocks are being partially offset by an improved international environment, evidenced by the higher economic growth of our trading partners, increasing commodity prices, in particular copper and gold, and capital inflows into, including with respect to the capital markets.

In August of 2017, through Law No. 30,637, the fiscal deficit was temporarily increased for the period from 2017 to 2020, by 3.2% of GDP compared to the prior budget. For 2021, the fiscal deficit is limited by law to 1.0% of GDP. The temporary expansion of the fiscal deficit is due exclusively to the prioritized need for the reconstruction of the country as a result of the damage caused by the El Niño Costero phenomenon.

Investment Considerations

In the past, Peru has experienced economic and political instability and terrorist insurgency. At present, Peru is a stable democracy, having completed a peaceful transition from the administration of President Ollanta Humala to President Pedro Pablo Kuczynski in July 2016, in addition to the prior transition to President Ollanta Humala by President Alan Garcia. President Kuczynski was in office through March 23, 2018 when Congress accepted his resignation following allegations of corruption related to the Odebrecht corruption scandal. On that same date, Vice President Martín Vizcarra was sworn in as president to complete the term through 2021. Peru’s GDP growth rates, low rates of inflation, and both fiscal and external (e.g., trade) surpluses reflect, in part, the strength of Peru’s economic fundamentals. More recently, the Peruvian economy has encountered significant economic shocks: the suspension of important infrastructure works as a result of the acknowledgement by certain Brazilian construction companies of illicit and corrupt activities involving Peruvian public and private sector individuals and institutions, and the damage and other adverse effects caused by the El Niño Costero phenomenon.

The Government cannot assure you that Peru will not face political, economic or social problems in the future or that these problems will not interfere with Peru’s ability to service its indebtedness, including the securities offered by Peru. Global economic crises and developments in other emerging countries in Latin America, such as Argentina, Bolivia, Brazil, Chile, Colombia, Ecuador and Venezuela, in addition to crises affecting Peru’s principal trading partners, may have an adverse effect on other countries in the region, including Peru. Moreover, fluctuations in the international prices of commodities like copper and other minerals of which Peru is a major exporter could have an adverse effect on the economy of Peru and the overall level of economic activity. See “Risk Factors” herein for a more detailed discussion of the factors that may affect economic performance of the Republic.

Selected Economic Information

(in millions of U.S. dollars, except as otherwise indicated)

	As of for the Years ended December 31,
	2013(1)	2014(1)	2015(1)	2016(1)	2017(1)
Domestic economy
GDP (at current prices)	202,889	203,110	192,353	195,704	215,412
Real GDP (in millions of S/ at constant 2007 prices)	456,449	467,433	482,890	502,341	514,927
Real GDP growth rate (in %)	5.8	2.4	3.3	4.0	2.5
CPI (change for the period in %)	2.9	3.2	4.4	3.2	1.4
Unemployment rate (in %) (2)(11)	4.7	4.9	5.1	6.6	6.7
Underemployment rate (in %) (3)(11)	19.8	N/A	N/A	N/A	N/A
Unemployment rate (in %) (2)(12)	5.9	5.9	6.5	6.7	6.9
Underemployment rate (in %)(3)(12)	35.8	33.4	32.8	32.7	33.5
Balance of payments
Total current account	(9,387)	(8,925)	(9,169)	(5,304)	(2,720)
Of which:
Trade balance	504	(1,509)	(2,916)	1,888	6,266
Total capital account	10,439	6,630	9,454	6,418	3,948
Of which:
Foreign direct investment	9,663	3,640	8,144	6,560	6,507
Errors and omissions(4)	1,850	107	(212)	(946)	400
Overall balance of payments(5)	2,902	(2,188)	73	168	1,629
Change in Central Bank net international reserves (period end in %)	2.6%	(5.1)%	(1.3)%	0.3%	3.1%
Central Bank net international reserves (period end)	65,663	62,308	61,485	61,686	63,621
Public sector balance
Central government revenue(6)	38,547	38,804	32,144	30,129	32,637
As a % of GDP	19.0%	19.1%	16.7%	15.4%	15.2%
Central government expenditure(7)	37,558	39,617	37,405	34,572	39,568
As a % of GDP	18.5%	19.5%	19.4%	17.7%	18.4%
Central government fiscal balance	989	(812)	(5,261)	(4,444)	(6,931)
As a % of GDP	0.5%	(0.4)%	(2.7)%	(2.3)%	(3.2)%
Overall non-financial public sector fiscal balance (deficit) (8)	1,750	(590)	(3,919)	(4,865)	(6,671)
As a % of GDP	0.9%	(0.3)%	(2.0)%	(2.5)%	(3.1)%
Public sector debt
Public sector external debt	18,778	19,764	23,630	23,762	22,710
As a % of GDP	9.3%	9.7%	12.3%	12.1%	10.5%
Public sector domestic debt(9)	19,387	20,572	20,640	24,884	32,701
As a % of GDP	9.6%	10.1%	10.7%	12.7%	15.2%
Total public sector debt	38,164	40,337	44,270	48,646	55,412
As a % of GDP	18.8%	19.9%	23.0%	24.9%	25.7%
Public sector external debt service
Amortizations(9)	2,614	1,582	1,233	1,957	4,505
Interest payments(9)	1,158	1,104	953	1,033	1,121
Total external debt service	3,773	2,686	2,185	2,989	5,626
As a % of exports of goods and services(10)	7.6%	5.8%	5.2%	6.7%	10.4%
Exchange rate (end of period, S/ per U.S.$)	S/2.80	S/2.99	S/3.41	S/3.36	S/3.24
Exchange rate (average, S/ per U.S.$)	S/2.70	S/2.84	S/3.18	S/3.38	S/3.26

(1)	Preliminary data, revised quarterly.
(2)

In Metropolitan Lima. Percentage of the working-age population (14 years old or older) that, in the week the employment survey was conducted, was seeking remunerated employment. Source: Ministry of Labor.

(3)

In Metropolitan Lima. Percentage of the working-age population (14 years old or older) working part time who would prefer to work more hours, plus the percentage of the working-age population that usually works full-time but which, in the week the employment survey was conducted, worked fewer than 35 hours per week as a result of economic constraints. Source: National Institute of Statistics.

(4)

Represents errors and omissions in compiling balance of payments accounts based on double-entry accounting resulting from incomplete or overlapping coverage, different prices and incomplete times of recording and conversion practices.

(5)	Includes current account balance, financial account and errors and omissions.
(6)	Excludes privatization receipts.
(7)	Includes interest payments.
(8)	Includes the non-financial public sector and the Central Bank.
(9)	Excludes Central Bank debt.
(10)	Includes exports of goods and services and investment income.
(11)	Source: Ministry of Labor
(12)	Source: National Institute of Statistics.

N.A. = Not Available

Source: Central Bank, unless otherwise indicated.

DEFINED TERMS AND CONVENTIONS

Defined Terms

References herein to “we,” “us,” “our” and “Peru” are to the Republic of Peru. All references herein to the “Government” are to the central government of Peru and its authorized representatives. The terms described below have the following meanings for the purposes of this annual report:

•

Gross domestic product, or GDP, is a measure of the total value of final products and services produced in a country in a specific year. Nominal GDP measures the total value of final production in current prices. Real GDP measures the total value of final production in constant prices of a particular year, allowing historical GDP comparisons that exclude the effects of inflation. Real GDP figures herein are based on constant 2007 prices, the year used by the Banco Central de Reserva del Perú, or the Central Bank, for purposes of maintaining real GDP statistics. GDP growth rates and growth rates for the various sectors of Peru’s economy are based on constant 2007 prices.

•

For balance of payments purposes, imports and exports are calculated based upon statistics reported to Peru’s customs authority upon the entry of goods into and the departure of goods from Peru on a free-on-board, or FOB, basis at a given point of departure. Import data include data on imports through the Tacna Special Processing Area, the only one of Peru’s five free trade zones that is currently active, purchases of goods abroad by resident transport companies and ship repairs by non-residents. Export data include the gross value of marine resource catches by non-resident vessels operating with fishing licenses and the value of goods sold to non-resident transport companies.

•

The inflation rate provides an aggregate measure of the rate of change in the prices of goods and services in the economy. Peru measures the inflation rate by the percentage change in the Peruvian consumer price index, or CPI, between two periods. The CPI is based on a basket of goods and services identified by the Instituto Nacional de Estadística e Informática (National Institute of Statistics and Information Technology), or INEI. The price for each good and service that constitutes the basket is weighted according to its relative importance in order to calculate the CPI. The annual percentage change in the CPI is calculated by comparing the index as of a specific December against the index for the immediately preceding December. The average annual percentage change in the CPI is calculated by comparing the average index for a 12-month period against the average index for the immediately preceding 12-month period. INEI also compiles statistics to calculate the wholesale price index, which is used to measure the evolution in prices of a representative group of goods sold in the wholesale market in 25 cities.

Currency of Presentation and Exchange Rate

Unless otherwise specified, references to “U.S. dollars” and “U.S.$” are to United States dollars, references herein to “sol” or “soles” and “S/” are to the Peruvian sol, and references to “SDR” are to International Monetary Fund special drawing rights. Unless otherwise indicated, we have converted sol amounts into U.S. dollars and U.S. dollars, or any other currency, into soles for each year at the year’s average exchange rate, calculated by taking an average of the exchange rates for each calendar day of the year. Currency conversions are included for convenient reference only. You should not construe these conversions as a representation that the amounts in question have been, could have been or could be, converted into any particular denomination, at any particular rate or at all.

For the year ended December 31, 2017, the average sol/U.S. dollar exchange rate, as reported by the Central Bank, was S/3.24 per U.S.$1.00. The average sol/U.S. dollar exchange rate as of July 27, 2018, as reported by the Central Bank, was S/3.273 per U.S.$1.00. For more information, see “The Monetary System––Foreign Exchange and International Reserves––Foreign Exchange” below.

Presentation of Financial Information

All annual information herein is based upon January 1 to December 31 periods, unless otherwise indicated. Totals in some tables herein may differ from the sum of the individual items in those tables due to rounding.

Some statistical information included herein is preliminary in nature and reflects the most recent reliable data readily available to Peru. The Central Bank regularly reviews Peru’s current and historical official financial and economic statistics. Accordingly, some financial and economic information presented herein may be adjusted or revised subsequent to the date hereof to reflect new or more accurate data or in accordance with Peru’s ongoing maintenance of its economic data. In particular, some information and data contained herein for 2013, 2014, 2015, 2016 and 2017 are preliminary and subject to routine revisions by the Central Bank and other institutions to ensure their accuracy. Peru will make available any revised data in accordance with its normal practices for releasing data. The Government believes that this review process is substantially similar to the practices of many industrialized nations. The Government does not expect any revisions of the data contained herein to be material, although it cannot assure you that material revisions will not be made.

RISK FACTORS

This section describes certain risks associated with investing in Peru’s securities. You should consult your financial and legal advisors about the risk of investing in Peru’s securities. Peru disclaims any responsibility for advising you on these matters.

Risk Factors Relating to Peru

Peru may experience political, economic or social problems that may interfere with Peru’s ability to service its indebtedness.

In the past, Peru has experienced economic and political instability and terrorist insurgency. At present, Peru is a stable democracy having completed a peaceful transition from the administration of President Ollanta Humala to President Pedro Pablo Kuczynski, who took office in July 2016, in addition to the prior transition to President Ollanta Humala by President Alan García. President Kuczynski was in office through March 23, 2018 when Congress accepted his resignation following allegations of corruption related to the Odebrecht corruption scandal. On that same date, Vice President Martín Vizcarra was sworn in as president to complete the term through 2021. Peru’s GDP growth rates, low inflation, and both fiscal and external surpluses reflect, in part, the strength of Peru’s economic fundamentals. However, a deterioration of the global economy or a sharp decrease in commodity prices may adversely affect Peru’s economy. In addition, an economic contraction or weak economic growth in Peru’s trading partners may have an adverse effect on Peru. Despite Peru’s ongoing economic growth and stabilization, the social and political tensions and levels of poverty and unemployment continue, notwithstanding the 38.0% drop in poverty levels between 2004 and 2016. Future government policies to pre-empt or respond to social unrest could include, among other things, the suspension of the enforcement of creditors’ rights and new taxation policies. The government cannot assure you that Peru will not face political, economic or social problems in the future or that these problems will not interfere with Peru’s ability to service its debt.

Furthermore, some of the measures proposed by the new administration may generate political and social opposition, which may in turn prevent the new government from adopting such measures as proposed. Political parties opposed to the new administration retained a majority of the seats in the Peruvian Congress in the recent elections, which will require the new administration to seek political support from such opposition parties for its economic proposals. This creates further uncertainty in the ability of the new administration to pass measures that it expects to implement.

In addition, economic and political developments in other emerging countries in Latin America, such as Argentina, Bolivia, Brazil, Ecuador, Colombia and Venezuela may have an adverse effect on other countries in the region, including Peru.

Peru is a foreign sovereign state and accordingly it may be difficult to obtain or enforce judgments against it.

Peru is a foreign sovereign state. Any securities issued by Peru are subject to its law and jurisdiction and, as such, investors may not be able to effect service of process within their own jurisdiction upon Peru or to enforce against Peru judgments related to securities obtained in their own jurisdictions.

Corruption may hinder the growth of the Peruvian economy, and ongoing high profile corruption investigations in Peru may affect the perception of Peru and its ability to access financing in the international markets.

Peruvian authorities are currently conducting several high-profile corruption investigations relating to the activities of certain Brazilian companies in the construction sector, which have resulted in suspension or delay of important infrastructure projects, which were otherwise operational and permitted. For example, of the following six key projects, the Gasoducto Sur Peruano, IIRSA Sur Tramo 2 y 3, Chavimochic III, IIRSA Norte, Vías Nuevas de Lima and Obras de Trasvase de Proyecto Olmos projects, which collectively represented 5.0% of GDP in 2016, Gasoducto has been suspended, Olmos has resumed operations, and the other projects remain operational, although the overall delay relating to such projects has nevertheless resulted in a drop in GDP growth and overall infrastructure investment.

The Government has made efforts to expedite the licensing of these stalled projects. For example, it requested that Odebrecht S.A. (“Odebrecht”), a prominent Brazilian construction company that was awarded the Obras de Trasvase de Proyecto Olmos contract and later found guilty of bribing Government officials, to sell its shares in the project. In addition, the Government has authorized the auction of Gasoducto Sur Peruano, which could be finalized by year end. The Government is also adopting legislation that aims to protect new investors and revising the language of Government infrastructure contracts to include mandatory anticorruption clauses. In February of this year, the Government issued Emergency Decree (Decreto de Urgencia) No. 003-2017 in an effort to approve measures that ensure the continuity of infrastructure works and that Government officials exercise caution when making payments in respect of stalled projects.

Nevertheless, the potential outcome of such investigations, or any other potential high profile corruption proceeding, on the relevant companies, projects involved or Government officials is uncertain. The Republic cannot predict how long these or other corruption investigations may continue or whether new allegations against Government officials or other companies with operations in Peru will arise in the future. Allegations of or concerns about corruption activity, or actual or alleged violations of applicable anti-corruption, anti-bribery or anti-money laundering laws by Governmental authorities, could materially and adversely impact the Republic’s reputation, ability to attract foreign investment and access international financing, any or all of which could have a material adverse effect on the Republic’s economic growth and its ability to make payments on its debt obligations.

Extreme weather conditions and natural disasters could adversely affect Peru and its financial condition.

The Republic of Peru is located in western South America and has regions facing the Pacific Ocean and the equator, which may be affected by meteorological events and extreme weather conditions from time to time. In particular, Peru’s central coast is occasionally affected by an atmospheric phenomenon known as El Niño, which has in the past resulted in and may in the future result in severe flooding and mudslides. El Niño has the potential to cause extensive physical and economic damage. In early 2017, El Niño adversely affected agricultural production, transportation services, tourism and commercial activity, caused widespread damage to infrastructure and displaced people and is expected to result in a 1.2% drop in GDP in 2017 relative to 2016 figures. A meteorological catastrophe, other extreme weather event or other natural disaster could, among other things, limit access to, damage or destroy one or more of the Government’s properties or parts of its infrastructure, including roads and bridges. A catastrophe or other extreme weather event may also result in disruption to the local economy, and may cause labor, fuel and other resource shortages, any or all of which could have a material adverse effect on the Republic’s economic growth and its ability to make payments on its debt obligations.

In May 2017, the Government appointed Pablo de la Flor, a businessman with governmental and private sector experience, as the Executive Director of the Reconstruction Authority, which is charged with the Government’s reconstruction efforts in the zones affected by the phenomenon of El Niño Costero, which, to date, caused damages estimated at U.S.$2.8 billion in affected regions. In November 2017, Edgar Quispe Remón was named Executive Director of the Reconstruction Authority to replace Pablo de la Flor. The board overseeing the Reconstruction Authority is composed of the following Ministers: Minister of Housing, Construction and Sanitation (Edmer Trujillo Mori), Minister of Agriculture and Irrigation (José Manuel Hernández Calderón), Minister of Transportation and Communications (Bruno Giuffra Monteverde) and Minister of Economy and Finance (Fernando Zavala), which is presided by Fernando Zavala in his role as President of the Council of Ministers.

There can be no assurances that Peru’s credit rating will improve, remain stable, not be downgraded, suspended or cancelled by the rating agencies.

Peru’s current long-term debt credit ratings are investment grade. They indicate that the Republic’s long-term debt securities are judged to be subject to moderate credit risk. In June 2018, Standard & Poor’s reaffirmed its BBB+ rating for Peru’s long-term debt securities and stable outlook, in March 2018, Fitch reaffirmed Peru’s BBB+ rating and confirmed its stable outlook, while in August 2017, Moody’s also affirmed Peru’s A3 rating and stable outlook.

Ratings address our creditworthiness and the likelihood that we will pay our long-term bonds in a timely manner. Peru’s credit ratings may not continue to improve and adversely affect the trading price of Peru’s debt securities, which could potentially affect Peru’s cost of funds in the international capital markets and the liquidity of and demand for Peru’s debt securities. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time.

Peru’s current ratings and the rating outlooks currently assigned to it are dependent upon economic conditions and other factors affecting credit risk that are outside the control of Peru. There can be no assurances that such credit ratings will be maintained for a certain period of time or that such credit rating will not be downgraded, suspended or cancelled upon the credit ratings agencies’ consideration or if circumstances will so require. Each rating should be evaluated independently of the others. Detailed explanations of the ratings may be obtained from the rating agencies. Any credit rating downgrade, suspension, or cancellation may have an adverse effect on the market price and the negotiation of debt securities.

THE REPUBLIC OF PERU

Territory and Population

The Republic of Peru is located in western South America. It borders Ecuador and Colombia to the north, Brazil and Bolivia to the east and Chile to the south. Its territory covers an area of approximately 496,222 square miles, including a 1,500 mile-long Pacific Ocean coastline and a 200 mile-wide maritime zone. Peru’s major cities are Lima, the nation’s capital, Arequipa, Trujillo, Chiclayo, Iquitos, Piura, Chimbote and Cuzco.

Peru is divided by the Andes Mountains into three geographic regions: a narrow strip of desert along the western coast; a central region of high mountains that form part of the Andes; and a large, heavily forested area leading to the Amazonian plains in the east. Peru’s climate varies significantly by region, from tropical rain forests in the east and a dry desert in the west, to temperate and frigid regions in the mountainous central part of the country. The Andes rise over 20,000 feet and contain large plateaus and extensive valleys. Lima and other major cities, such as Trujillo and Chiclayo, are located along the coast. The map below shows Peru, its territorial subdivisions and bordering countries.

Peru’s central coast is occasionally affected by an atmospheric phenomenon known as El Niño, which raises the temperature of the superficial coastal waters, causing an increase in air temperature, a decrease in atmospheric pressure along the coast and an increase in the sea level along the Peruvian coastline. These conditions produce increased rainfall in the northern coast, which may result in severe flooding and mudslides. In 1998, the warm waters caused by El Niño disrupted Peru’s fishing and agricultural industries as marine life migrated to deeper, colder waters, crops were destroyed by flooding and elevated temperatures along the coast gave rise to new crop pests and plagues. The flooding caused approximately U.S.$1.2 billion in damage to Peru’s infrastructure. El Niño happens on average every six years; however, the timing of each recurrence, its length and its severity cannot be predicted.

During the period from 2015-2016, El Niño reached its maximum “anomaly” (a metric that contemplates the difference between recorded and historic temperatures), which, in December 2015, was categorized as strong. Thereafter, during the second half of January 2017, surface temperatures of the ocean off the coast of Paita (located in the Piura region of Peru) steadily increased, leading the Government to announce the increased possibility that El Niño would occur this year.

Unlike the typical El Niño phenomenon described above, the El Niño phenomenon experienced in 2017 (also known as the El Niño Costero), originated in the ocean from Ecuador to the south of Peru where atypical atmospheric conditions caused a sudden increase in water temperature. The El Niño Costero experienced in 2017 was one of the worst in over 50 years and has resulted in much higher rainfall than during the period from 2015-2016. As of May 2017, such phenomenon has displaced over 230,000 individuals; affected over 1,100,000 individuals and led to 143 deaths, as well as affecting over 258,000 homes, rendering 23,280 uninhabitable and causing the collapse of 25,700 homes.

Peru’s southern region is located on seismic faults, which makes the area susceptible to earthquakes. In June and July 2001, two earthquakes of 8.4 and 7.6 magnitude on the Richter scale, respectively, struck along the coast of south-central Peru, causing an estimated U.S.$300 million in damage. The same area was hit with an 8.0 magnitude on the Richter scale earthquake in August 2007, which killed approximately 600 people, injured approximately 1,800 people, destroyed approximately 76,000 homes and caused damages estimated at over U.S.$230 million. Since 2007, no other earthquakes have been registered.

Peru’s population, estimated to be approximately 31.2 million as of October 22, 2017, the latest census, is multi-racial and multi-cultural, registering a population increase of 3.2 million or 10.7% compared to 2007, the date of the prior census. The population consists of a mix of Mestizo, native, Caucasian, African and Asian descendants. Spanish, Quechua and Aymara are Peru’s official languages. As of December 31, 2017, 58.0% of the country’s population resided along the coast (30.4% in metropolitan Lima); 26.6% resided in the Sierra region and 15.4% in the Amazonian region of Peru.

As of December 31, 2017, 61.7% of the population was 15 to 59 years of age, 50.8% was female and 49.2% male. During 2017, an average of 91.4% of children from six to 11 years of age attended school, while average attendance for children 12 to 16 years of age was 83.9%. The average years of education reached 10 years for the Spanish-speaking population.

As of December 31, 2017, there were 143 universities in Peru, of which 51 are public universities and 92 are private universities. La Universidad Nacional Mayor de San Marcos was founded in 1551 and is the oldest university in South America. As of the date of this report, there are 11 public universities in the municipality of Lima.

The World Bank classifies Peru as an upper-middle-income developing country. The following table provides comparative per capita GDP figures and other selected comparative statistics as of the years indicated.

	Bolivia	Ecuador	Peru	Colombia	Brazil	Venezuela	Argentina	Chile	United States
Per capita GDP(1) (in U.S. dollars)	6,476	10,718	11,672	12,988	14,455	15,603	N.A.	22,145	52,549
United Nations index of human development (world ranking)(2)	118	89	87	95	79	71	45	38	10
Life expectancy at birth (in years)(2)	68.7	76.1	74.8	74.2	74.7	74.4	76.5	82	79.2
Infant mortality (per 1,000 live births; Under-five)(3)	38.4	21.6	16.9	15.9	16.4	14.9	12.5	8.1	4.9
Adult illiteracy rate(4)	4.30%	5.50%	5.50%	5.30%	7.40%	4.60%	1.90%	2.70%	N.A
Population below the poverty line(5)	38.60%	23.30%	21.80%	27.80%	7.40%	N.A	N.A	N.A	N.A

(1)	2015 data.
(2)	2015 data.
(3)	2015 data.
(4)	Data refer to most recent year between 2005 and 2013, when available. Adults are aged 15 years and older.
(5)	2005-2014 data. The poverty line is defined as the population living on a daily per capita income of U.S.$1.00 or less.
N.A.	= Not Available.
Source:	World Bank, United Nations Development Program, and 2016 Human Development Report.

History, Government and Political Parties

History

Beginning in the ninth millennium B.C., several developed cultures began to settle in Peru, including the Chavín, Sechín, Chimú, Mochica, Paracas, Nazca, Tiahuanaco and Wari. In the 12th century A.D., the Quechua-speaking Inca settled around the Cuzco Valley. By the time the Spanish arrived in 1531, the Inca had created an empire that encompassed areas of modern Peru, Ecuador, Bolivia and Colombia. In 1533, the Spanish captured the Inca capital at Cuzco and by 1542 had consolidated their control over the entire Inca territory. In 1542, the Spanish established the viceroyalty of Lima, which governed vast portions of Spanish territorial possessions in South America.

Peru remained under Spanish rule until 1821, when José de San Martín proclaimed Peru’s independence, although the Spanish were not defeated until 1824. In the first two decades of the post-independence era, political fragmentation and instability plagued Peru and it was ruled by at least 24 regimes between 1821 and 1845. During this period, Peru’s constitution was rewritten six times. In the 1840s, Peru initiated a period of extraordinary economic growth driven by the exportation of guano, a form of fertilizer obtained from the droppings of birds in the Chincha Islands.

In 1879, Peru allied itself with Bolivia to fight an unsuccessful war against Chile over the disputed nitrate-rich Atacama Desert. This war, known as the War of the Pacific, ended in 1883 with the signing of the Treaty of Ancón, in which Peru ceded to Chile in perpetuity the nitrate-rich province of Tarapacá and relinquished, for a period of 10 years, the provinces of Tacna and Arica. Tensions over these two provinces continued until 1929, when the United States brokered a deal that returned the province of Tacna to Peru but allowed Chile to retain control over the province of Arica.

From 1895 to 1914, Peru experienced political stability and economic growth. In 1914, Colonel Oscar R. Benavides (1914-15, 1933-39) orchestrated a military coup that ended almost two decades of uninterrupted civilian rule. In the early stages of World War I, Peru experienced a recession as the war temporarily isolated Peru from its export markets. When overseas trade resumed, demand for Peru’s export products increased dramatically and Peru suffered through a period of sustained inflation. This inflation had a particularly negative impact on Lima’s working classes and led to a wave of labor strikes in 1918 and 1919.

In 1919, Augusto B. Leguía (1908-12, 1919-30) began an 11-year rule known as the oncenio and created a new, progressive constitution, adopted in 1920, that enhanced the power of the state to carry out a number of popular social and economic reforms. The regime weathered a brief postwar recession and then generated considerable economic growth by opening Peru to foreign loans and investment. Leguía’s popularity waned, however, as a result of a border dispute with Colombia involving territory in the rubber-tapping region between the Río Caquetá and the northern watershed of the Río Napo. Under the U.S.-brokered Salomón-Lozano Treaty of March 1922, the Río Putumayo was established as the boundary between Colombia and Peru.

During the 1930s, a popular movement, with origins in Mexico, known as the Alianza Popular Revolucionaria Americana, or American Popular Revolutionary Alliance, or APRA, spread to Peru under the leadership of Víctor Raúl Haya de la Torre. This continent-wide popular alliance quickly became a prominent center-left political party in Peru and a strong antagonist to Peru’s armed forces. In the presidential election of 1931, Luis Sánchez-Cerro (1931-33) defeated APRA’s Haya de la Torre, who accused Sánchez-Cerro of fraud.

Despite the political turmoil, Peru’s economy was one of the least affected by the Great Depression because of its relatively diversified range of exports, led by cotton, lead and zinc. Unlike many other Latin American countries that adopted import-substitution industrialization measures to counteract the effects of the Great Depression, Peru made relatively few alterations to its long-term model of export-oriented growth.

In 1939, Manuel Prado y Ugarteche (1939-45), a Lima banker from a prominent family and son of a former president, was elected president. He was soon confronted with a border conflict with Ecuador that led to a brief war in 1941. The conflict dated back to the post-independence period. Following independence, Ecuador had been left without access to either the Amazon River or the Río Marañón, the region’s other major waterway, and thus without direct access to the Atlantic Ocean. In an effort to assert its territorial claims in a region near the Río Marañón in the Amazon Basin, Ecuador’s military occupied the town of Zarumilla along its southwestern border with Peru. The Peruvian army responded and defeated the Ecuadorian army. For a discussion of Peru’s relations with Ecuador, see “—Foreign Policy and Membership in International and Regional Organizations––Relations with Ecuador.”

During the 1950s and 1960s, Peru experienced export-led growth and increased national and foreign investment. During this time, many peasants migrated to the coast, the center of Peru’s economic growth. As a result of heavy migration, the population of metropolitan Lima increased from approximately 100,000 in 1940 to over 1.6 million in 1961.

In 1968, Peru returned to military rule when General Juan Velasco Alvarado (1968-1975) overthrew elected President Fernando Belaúnde Terry of Acción Popular, or AP. Velasco implemented an extensive program of agrarian reform and nationalized the fishmeal and oil industries, several banks and petroleum and mining companies. General Francisco Morales-Bermúdez Cerruti replaced Velasco in 1975. He presided over the transition to civilian rule and the adoption of a new constitution in 1979.

In 1980, voters reelected Belaúnde in the first popular elections since 1968. Belaúnde attempted to cut government spending and dismantle many of the military government’s populist reforms. Soaring inflation and unemployment, however, made it difficult to curb public spending. At the same time, Belaúnde’s government was destabilized by the rise of subversive movements.

The Sendero Luminoso, or Shining Path, was founded in 1970 as an offshoot of the Peruvian Communist Party. The group espoused a Maoist ideology and initiated terrorist activities in 1980 as a means of overthrowing the Government. The Movimiento Revolucionario Túpac Amaru, or Tupac Amaru, was founded in 1984 as a radical leftist organization that promoted communal ownership of property and advocated an armed struggle against capitalism. These two groups took advantage of mounting social unrest produced by 12 years of military rule and growing class consciousness among indigenous communities to recruit members. They raised funds by establishing a financial alliance with drug traffickers and protecting expanding coca fields. Drawing on these funds, the Shining Path and Tupac Amaru waged a guerilla war against the Government and engaged in rural terrorism.

Alan García Pérez of the APRA party was elected president in 1985. The first García administration was plagued by terrorist activity from the Shining Path and Tupac Amaru and by allegations of corruption. President García pursued a populist agenda, financed by substantial increases in government spending that led to a record 7,650% inflation rate in 1990. President García attempted to nationalize the banking system and limited Peru’s debt service payments to no more than 10% of total exports. In response, international creditors refused to extend new credit to Peru. During the first García administration, GDP contracted by 20.0% from levels in the early 1980s.

In 1990, voters elected Alberto Fujimori of the Cambio 90 party as president. President Fujimori implemented a comprehensive neo-liberal economic program based on fiscal discipline, a stable monetary policy and aggressive privatization of state-owned industries. These initiatives succeeded in curbing inflation, reducing public external debt and fostering economic growth. For a discussion of Fujimori’s economic policies, see “The Economy—History and Background” below.

President Fujimori also launched a successful campaign against the terrorist activities of the Shining Path and Tupac Amaru. In September 1992, the police captured the Shining Path’s founder, Abimael Guzmán, and its other principal leaders. In 1997, Peruvian armed forces killed several Tupac Amaru leaders, including its principal leader, Néstor Cerpa Cartolini, in a rescue operation to free hostages being held by Tupac Amaru at the Japanese Embassy in Lima.

In 1995, Peru and Ecuador fought a brief war over a disputed area on their shared border. This dispute dated to the Protocolo de Río de Janeiro of 1942, or Rio de Janeiro Protocol, a treaty between Peru and Ecuador signed after the brief war these countries fought in 1941. The dispute was finally settled in 1998. For a description of this dispute and Peru’s relations with Ecuador, see “—Foreign Policy and Membership in International and Regional Organizations—Relations with Ecuador” below.

Fujimori’s harsh governing style created significant congressional opposition. On April 5, 1992, Fujimori dissolved Congress and, in November 1992, called for the election of a constitutional congress, which adopted a new constitution in 1993. The 1993 Constitution gave the President authority to issue emergency decrees relating to economic and financial matters, if those decrees are in the national interest and do not relate to tax matters. Emergency decrees have the force of law and do not require previous legislative approval, although Congress may subsequently modify or derogate those decrees. Under the 1993 Constitution, Congress may censure or obtain a no-confidence resolution against the President’s Consejo de Ministros, or Council of Ministers, forcing their removal. The 1993 Constitution bars the President from dissolving Congress during the last year of the President’s term in office. In addition, the 1993 Constitution allowed sitting presidents to stand for re-election to two consecutive terms, which was prohibited under the 1979 Constitution. President Fujimori was reelected for a second term in 1995 by a significant percentage of voters.

Following the dissolution of Congress in 1992 and the adoption of the 1993 Constitution, President Fujimori centralized power in the executive branch, thus undermining legal mechanisms of accountability, strengthening the powers of the military and intelligence service thereby compromising the autonomy of the legislative and judicial branches, and curtailing freedom of the press. These measures debilitated Peru’s political system, fostered widespread political corruption, and, in the later years of President Fujimori’s administration, undermined the success of his economic program.

Although the 1993 Constitution allowed presidents to serve for only two consecutive terms, in August 1996 Congress passed an interpretative law clarifying that this limit applied only to presidential terms beginning after 1993. In December 1996, the Constitutional Tribunal, with the vote of three members, with four justices abstaining, ruled that the 1996 interpretative law did not apply to President Fujimori. In May 1997, Congress removed the three justices who voted in favor of this ruling on the basis that they had exceeded their authority by attempting to issue a binding opinion with the vote of only a minority of the Constitutional Tribunal’s members. The president of the Constitutional Tribunal later resigned in protest over Congress’ action. On July 28, 2000, Fujimori began a controversial third term as president amid allegations of electoral fraud.

In September 2000, a bribery scandal involving Vladimiro Montesinos, a former army captain and lawyer who became an advisor to Peru’s intelligence agency and a close ally of President Fujimori, prompted charges of political corruption within the Fujimori administration. President Fujimori responded to the increased criticism and mounting protests by calling for new presidential elections to be held in April 2001. He also announced that he would not seek reelection. Weeks later, however, the growing investigation into corruption charges and condemnation of Montesinos and his ties to the President led President Fujimori to resign while on an international presidential trip but the Peruvian Congress refused to accept Fujimori’s resignation. Instead, Congress removed President Fujimori from office, declared the post of Chief of State vacant due to moral incapacity and barred him from holding any Peruvian public office for ten years.

Fearing prosecution and claiming that he could not be tried in Peru because of his Japanese citizenship, President Fujimori refused to return to Peru. Under the 1993 Constitution, the First Vice President was next in line for the presidency, but Peru’s First Vice President had resigned in October 2000 in protest of Montesinos’ influence within the Fujimori administration. The Second Vice President also resigned following President Fujimori’s removal as a result of his connection to Fujimori and pressure by opposition congressmen. Under the 1993 Constitution, executive authority shifted to Valentín Paniagua Corazao, the president of Congress, who became president on November 22, 2000.

Presidential and congressional elections were held on April 8, 2001. In the presidential contest, Alejandro Toledo Manrique of the Perú Posible party obtained 36.5% of the vote, former President Alan García Pérez of the APRA obtained 25.8% of the vote and Lourdes Flores Nano of the Unidad Nacional party, or UN, obtained 24.3% of the vote. In June 2001, Toledo won the presidency in a runoff election against Alan García, receiving 53.1% of the vote to García’s 46.9%.

On August 27, 2001, Congress voted to remove President Fujimori’s presidential immunity. On September 5, 2001, Peru’s Attorney General formally charged Fujimori with the murder of 15 people in 1991 and the forced disappearance and murder of nine students and a professor in 1992. Since 2000, Congress had, on seven separate occasions, approved charges against President Fujimori, including for embezzlement and murder. In July 2003, the Government presented a formal extradition request to the Japanese government for President Fujimori, based on these criminal charges. The Japanese government rejected the request because Peru and Japan do not have an extradition treaty and President Fujimori, the son of Japanese immigrants, was protected from extradition by virtue of his Japanese citizenship. On October 15, 2004, Peru made a second request for extradition based on forgery and embezzlement charges. Japan tabled its consideration of this request. By March 2005, the extradition requests to the Japanese government had stalled.

On November 6, 2005, President Fujimori arrived in Chile, where he was arrested and subjected to an extradition process at the request of the Government. After 34 months in Chile, President Fujimori was extradited to Peru in September 2007 to face criminal charges in seven separate criminal proceedings. In December 2008, he was sentenced to a six-year term in prison for the illegal search and seizure of his former intelligence advisor’s home. In December 2009, the sentence was confirmed by an appellate court. In April 2009, President Fujimori was sentenced to a 25-year term in prison for the massacres at La Cantuta and Barrios Altos, both in 1991, and the abductions of a journalist and businessman. In January 2010, the sentence was affirmed. In July 2009, President Fujimori was sentenced to a term in prison of seven-and- a-half years for embezzlement charges, in connection with a U.S.$15.0 million “severance” payment to then-intelligence chief Vladimiro Montesinos. In September 2009, President Fujimori was sentenced to an additional six-year term in prison for illegal wiretaps and bribing congressmen and journalists.

In June 2001, Alejandro Toledo Manrique was elected president based on a platform that recognized the value of an open economic system and rejected Fujimori’s legacy of political coercion and financial misdealing. Despite the economic achievements between 1990 and 2000, poverty remained a persistent problem in Peru. More than half of the population lived below the poverty line, as defined by the World Bank, adjusted to reflect differences in purchasing power. A significant number of Peruvians continued to live on a monthly income of less than U.S.$30.00.

President Toledo implemented a number of measures designed to stimulate Peru’s economy, including privatization and fiscal austerity programs. President Toledo’s policies spurred sustained economic growth since the fourth quarter of 2001. Despite this economic growth, the Toledo administration saw a drop in approval ratings and faced ongoing social protests and unrest spurred by disappointment that President Toledo’s policies had not immediately led to a significant reduction in the high rates of unemployment, underemployment and poverty, and spurred by political scandals.

Under President Toledo, Peru had one of the best-performing economies in Latin America attributable to the growth in the mining and export sectors; however, major challenges remained as the Government faced strong social pressures to reduce poverty and unemployment levels.

Presidential elections were held on April 9, 2006. In the first round of elections, Ollanta Humala obtained 3.78 million votes (30.6%), Alan García of the APRA party obtained 3.0 million votes (24.3%), Lourdes Flores of the UN coalition obtained 2.9 million votes (23.8%), Martha Chávez of the pro-Fujimori alliance or Alianza Por El Futuro party obtained 912,000 votes (7.4%) and Valentín Paniagua obtained 706,000 votes (5.8%). Keiko Fujimori, President Fujimori’s daughter, obtained the highest number of votes for congress. Since no single presidential candidate obtained a majority of the votes, a run-off election was held on June 4, 2006 between Ollanta Humala and Alan García, in which García was elected for a five-year term, sixteen years after his first administration (1985-90). On July 28, 2006, Alan García was sworn in as the new president of Peru after winning approximately 53% of the nationwide vote in the run-off election held on June 4, 2006. During García’s administration, Peru’s economy experienced consistent and sustained growth, increased employment levels and reduced poverty levels, principally due to an increase in public and private investments.

On June 5, 2011, Ollanta Humala, the leader of the political party Gana Perú, was elected president for a five-year term after winning a run-off election against Keiko Fujimori. While the election of President Humala initially generated political and economic uncertainty, President Humala took decisive steps to demonstrate continuity with the prior administrations’ economic policies. Shortly after his inauguration, President Humala ratified Julio Velarde as president of the Central Bank of Peru and appointed Luis Miguel Castilla as minister of economy and finance, both of whom served as senior members in the prior administration and were strong proponents of open market policies.

President Humala’s administration continued to implement policies that promote macroeconomic stability, fiscal discipline and domestic and foreign investment. In addition, President Humala’s administration did not make any significant shift in trade policy and did not experience any adverse changes with its major trading partners, relative to the prior administration.

In addition to strong economic growth, President Humala’s administration was focused on promoting a broader agenda of social inclusion by developing social programs that benefit the poorest sectors of the population.

In June 2016, Pedro Pablo Kuczynski won the presidential elections in a second round run-off election, with 50.12% of valid votes cast, defeating Keiko Fujimori of the Fuerza Popular party. On July 28, 2016, President Kuczynski appointed the following ministers:

•	Fernando Martín Zavala Lombardi as President of the Council of Ministers.

•	Víctor Ricardo Luna Mendoza as Minister of Foreign Affairs.

•	Cosme Mariano González Fernández as Minister of Defense.

•	Alfredo Eduardo Thorne Vetter as Minister of Economy and Finance.

•	Carlos Miguel Ramón Basombrío Iglesias as Minister of the Interior.

•	Jaime Saavedra Chanduví as Minister of Education.

•	Patricia Jannet García Funegra as Minister of Health.

•	Alfonso Fernando Grados Carraro as Minister of Labor and Promotion of Employment.

•	José Manuel Hernández Calderón as Minister of Agriculture and Irrigation.

•	Bruno Giuffra Monteverde as Minister of Production.

•	Eduardo Ferreyros Küppers as Minister of Foreign Commerce and Tourism.

•	Gonzalo Francisco Alberto Tamayo Flores as Minister of Energy and Mines.

•	Martín Alberto Vizcarra Cornejo as Minister of Transportation and Communications.

•	Edmer Trujillo Mori as Minister of Housing, Construction and Sanitation.

•	Ana María Romero-Lozada Lauezzari as Minister of Women and Vulnerable Populations.

•	Elsa Patricia Galarza Contreras as Minister of Environment.

•	Jorge Nieto Montesinos as Minister of Culture.

•	María Soledad Pérez Tello de Rodríguez as Minister of Justice and Human Rights.

•	Lucía Cayetana Aljovín Gazzani as Minister of Development and Social Inclusion.

On December 5, 2016, Minister of Defense Mr. Cosme Mariano González Fernández, who was criticized by the Government using his office to favor his personal relationships, was replaced by Mr. Jorge Nieto Montesinos, who previously served as Minister of Culture and his position was assumed by Salvador Alejandro Jorge del Solar Laborthe. On December 18, 2016, the Minister of Education Jaime Saavedra resigned from his position and was replaced by Marilú Doris Martens Cortes.

On May 22, 2017, Martín Alberto Vizcarra Cornejo, the then Minister of Transportation and Communications, resigned from his position as Minister to avoid possible censorship by the Congress of the Republic in connection with his involvement in the Chinchero Airport project. Thereafter, on May 25, 2017, Bruno Giuffra Monteverde was sworn in as Minister of Transportation and Communications, and Pedro Olaechea was sworn in as the Minister of Production. Prior to his current post, Mr. Giuffra served as the Minister of Production.

On June 21, 2017, Peru’s Congress dismissed the then Minister of Economy and Finance, Alfredo Thorne, following a vote of no confidence by the Congress of the Republic. On June 23, Fernando Zavala was sworn in as the new Minister of Economy and Finance while continuing to act as Prime Minister. On July 3, 2017, Peru’s Congress unanimously voted to dismiss Edgar Alarcón as Comptroller General of the Republic. On September 17, 2017, Peru’s Vice President, Mercedes Aráoz, was sworn in as Prime Minister, replacing Fernando Zavala.

On September 17, 2017, the following ministers were appointed by the Prime Minister:

•	Ricardo Luna Mendoza as Minister of Foreign Affairs.

•	Jorge Nieto Montesinos as Minister of Defense.

•	Claudia Cooper as Minister of Economy and Finance.

•	Carlos Basombrio as Minister of the Interior.

•	Javier Enrique Mendoza as Minister of Justice and Human Rights.

•	Idel Vexler as Minister of Education.

•	Fernando D’Alessio as Minister of Health.

•	Jose Manuel Hernanderz Calderón as Minister of Agriculture.

•	Alfonso Grados Carraro as Minister of Labor and Promotion of Employment.

•	Eduardo Ferrreyros Kiippers as Minister of Foreign Commerce and Tourism.

•	Cayetana Aljovin Gazzani as Minister of Energy and Mines.

•	Bruno Guiffra Monteverde as Minister of Transportation and Communications.

•	Pedro Olaechea Alvarez-Calderon as Minister of Production.

•	Carlos Bruce as Minister of Housing, Construction and Sanitation.

•	Ana Maria Choquehuanca de Villanueva as Minister of Women and Vulnerable Populations.

•	Elsa Galarza Contreras as Minister of Environment.

•	Salvador del Solar Labarthe as Minister of Culture.

•	Fiorella Molinelli Aristondo as Minister of Development and Social Inclusion.

On December 21, 2017, a majority a the Peru’s Congress (with 78 votes in favor, 19 against and 21 abstentions) rejected then-President Pedro Pablo Kuczynski’s motion to vacate the office of the President, following public reports linking him to Odebrecht.

On March 21, 2018, Pedro Pablo Kuczynski resigned as President.

On March 23, 2018, Peru’s Congress accepted the resignation of Pedro Pablo Kuczynski with 105 votes in favor, 12 against and four abstentions. On the same day Vice President Martin Vizcarra assumed the presidency of Peru, and will serve until 2021.

Government

Regional Governments. Peru is a representative democracy that is geographically and administratively divided into 25 regional governments. Prior to January 1, 2003, Peru was divided into 24 Temporary Regional Administration Councils, or “regional councils.” The regional councils were divided into 193 provinces and the constitutional province of Callao, Peru’s principal port, adjacent to Lima, and 1,828 districts. Each regional council was governed by an administrative official appointed by the President and formed part of the Government. Provinces and districts have their own civil governments, which are independent of the national Government.

As of January 1, 2003, Peru’s regional councils were replaced by 25 new regional governments, each governed by elected officials and independent of the national government. Elections were last held in November 2006 for the presidents, vice presidents and members of local councils for each of the regional governments. The elected officials serve five-year terms. The APRA won three of the 25 regional presidencies and Unión Por el Perú, or UPP, won one. The 21 other regional presidencies were won by independents and smaller parties.

On November 8, 2002, Congress passed a law establishing the framework under which the regional governments operate. The law grants to the regional governments the authority to borrow money and issue debt domestically or internationally, so long as, in the latter case, the debt is guaranteed by the national government. In addition, the law grants to the regional governments the power to propose the creation or elimination of regional taxes. Under the 1993 Constitution, only Congress and the Executive Branch, pursuant to legislative authority delegated by Congress, may create, amend or eliminate taxes.

On January 1, 2003, Congress granted to the national government the exclusive power to determine, conduct and manage national and regional policies in accordance with national and regional needs. Since 2003, the national budget has been distributed among the national government, the regional governments and the municipal governments in accordance with the new governmental structure. A portion of the national budgets that are earmarked for the regional governments are funded from privatization proceeds.

National Government. The 1993 Constitution provides for a presidential system of government in which national powers are divided among independent executive, legislative and judicial branches.

Executive power is exercised by the President, who appoints ministers, enacts the laws passed by the legislative branch and is the commander-in-chief of the armed forces. The President may enter into treaties without prior congressional approval, except for treaties relating to human rights, Peru’s sovereignty, national defense, financial obligations to be assumed by the Government, and treaties that create, modify, or repeal taxes or overrule existing laws. The President is directly elected for a single five-year term. The 1993 Constitution abrogated the ban on presidential reelection and provided that a President may be reelected only for one consecutive term. The 1993 Constitution was amended in November 2000, reinstating the ban on consecutive presidential terms. Former presidents may seek the presidency again after a presidential term has elapsed.

The 1993 Constitution provides for two electoral rounds. If the first round does not yield a majority of all votes cast for any one presidential candidate, a majority in the first round being 50% plus one of the total votes cast, a second round is held between the two candidates with the highest vote total in the first round. The 1993 Constitution introduced the positions of First and Second Vice President. These officials are popularly elected but have no constitutional functions unless the President is unable to discharge his or her duties. If the President is unable to discharge his or her duties, the First Vice President assumes the presidency. The Second Vice President assumes the presidency if the First Vice President is unable to discharge his duties.

After the President, executive authority is vested in the Council of Ministers, which is headed by the President of the Council of Ministers, who is appointed by the President. The Council of Ministers oversees and coordinates the activities of Peru’s various ministries and approves all legislative proposals sent by the President to Congress. However, the Council of Ministers may not approve laws without the President’s approval. Each member of the Council of Ministers may approve ministerial resolutions without the President’s consent, but these are regulations that do not have the force of laws approved by Congress and are superseded by laws proposed by the Council of Ministers and approved by the President.

The legislative branch consists of a unicameral congress composed of 130 members who are elected for a five-year term, with all seats subject to reelection in each election cycle at the end of each five-year period. There are 26 electoral districts and the number of members elected by each district is proportional to the district’s population. Lima, the most populous district, elects 36 members. The most recent congressional elections were held in 2016. The next congressional elections are to be held in 2021.

In addition to passing laws, Congress is empowered to approve the Government’s budget and to approve treaties. Congress may delegate to the executive branch, for defined periods of time, legislative authority over specific matters.

The highest courts in Peru are the 18-member Supreme Court of Justice and the seven-member Constitutional Tribunal. The Peruvian judicial system is also composed of:

•

justices of the peace, who preside over district court proceedings related to alimony, landlord-tenant, personal debt and real and personal property disputes and who function as arbiters but cannot issue legally-binding decisions;

•

courts of first instance, which include civil, criminal and special-chamber courts having jurisdiction over all cases not under the express jurisdiction of other courts, and a series of specialized courts dealing with matters such as drug-related cases, and which were established to reduce the backlog of cases pending final action in the other courts of first instance;

•

military courts, which adjudicate charges of criminal conduct brought against members of the armed forces and the police while discharging their duties and charges of national treason and terrorism brought against civilians; and

•	superior courts, which review judgments rendered by all lower courts, except military courts.

All judges in the Peruvian judicial system, with the exception of justices of the peace, who are elected by popular vote, and members of the Constitutional Tribunal, who are elected by Congress, are appointed and may be removed only by the Consejo Nacional de la Magistratura, or National Judiciary Council. This independent body is composed of seven members who are elected for five-year terms by several national entities, through secret votes, as follows:

•	one member is elected by the Supreme Court of Justice;

•	one member is elected by the Junta de Fiscales Supremos, or Board of Supreme Prosecutors;

•	one member is elected by the members of the bar associations;

•	one member is elected by the presidents of the national universities;

•	one member is elected by the presidents of the private universities; and

•	two members are elected by Peru’s other collegiate associations of professionals.

In addition, the National Judiciary Council may elect two additional members. The National Judiciary Council reviews and ratifies all judges every seven years, including the members of the Supreme Court of Justice and justices of the peace.

The Supreme Court of Justice has ultimate jurisdiction over all matters adjudicated by the superior courts and over all military court rulings in which the death penalty is imposed. Its members must be at least 45 years of age and must retire by age 70. The National Judiciary Council may refuse to ratify or may remove a member of the Supreme Court of Justice only because of physical or mental incapacity, or for engaging in conduct incompatible with his or her duties.

The Constitutional Tribunal is the final arbiter of the Constitution. Its members are appointed by Congress for five-year terms, are not subject to reelection and cannot be removed before their term expires, unless Congress determines that a magistrate has:

•	become physically incapacitated or morally unfit to serve;

•	engaged in conduct incompatible with his or her duties; or

•	been convicted of a crime.

Political Parties

With the exception of the APRA, AP and PPC, Peru’s political parties do not have deep historical roots and often change, merge or dissolve. In the last presidential elections in 2016, ten organizations participated, of which seven were political parties and three were electoral alliances. As of the 2016 election, the principal political parties and alliances in Peru are:

AP (Acción Popular or Popular Action). The AP supports a moderate reform program that emphasizes modernization and development through an activist public sector. Fernando Belaúnde, who served as President from 1963 to 1968 and from 1980 to 1985, founded the AP in 1956. The AP’s membership included Valentín Paniagua, who became President during the transition government that followed Fujimori’s removal in 2000. In the 2006 elections AP run as part of the now dissolved Frente de Centro political alliance. It is a center wing party and it is based in the populist action ideology. Among the current political parties, this party has held the presidency most frequently. AP participated in the presidential elections held in April 2016, but did not advance to the second round.

Fuerza Popular (Popular Strength) (formerly Alianza Fuerza 2011 (Alliance Strength 2011)). This alliance was formed in 2010 by the Partido Nueva Mayoría (New Majority Party) and Partido Renovación Nacional (National Renovation Party) principally to participate in the presidential elections held in 2011. This party is headed by Keiko Fujimori who was the presidential candidate, with Rafael Rey y Jaime Yoshiyama as vice presidential candidates. Fuerza Popular obtained the second highest number of votes cast in the most recent presidential elections. In July 2012, the party changed its name from “Alianza Fuerza 2011” to “Fuerza Popular”. In April 2016, Fujimori again stood as candidate for the Presidency of the Republic in general elections, advancing to the second round, losing with 49.88% of valid votes in a technical tie with Pedro Pablo Kuczynski of the Peruanos por el Kambio party.

Alianza Gana Perú (Peru Succeeds Alliance). Founded at the end of 2010 by Ollanta Humala in preparation for the presidential elections held in 2011, conformed mainly by the Partido Nacionalista Peruano (Peruvian Nationalist Party), this alliance consists of various left-leaning parties such as the Partido Comunista del Perú (Communist Party of Peru), the Partido Socialista (Socialist Party), el Partido Socialista Revolucionario (Socialist Revolutionary Party), the Movimiento Político Voz Socialista (Socialist Voice Political Movement), and a significant constituency of the Movimiento Político Lima para Todos (Political Movement Lima for All). Alianza Gana Perú won the presidential elections, in a second round run-off, with 51.45% of valid votes cast. Alianza Gana Perú did not take part in the Presidential elections in April 2016.

APRA (Alianza Popular Revolucionaria Americana—Partido Aprista Peruano or American Popular Revolutionary Alliance – Peruvian Aprista Party). Initially left wing in its outlook, the APRA became a conservative force during the 1950s and is now a center-left party. President Alan García, a member of the APRA, first became president in 1985. In the 2001 presidential election, García obtained significant support, forcing a runoff election in which Alejandro Toledo prevailed. On June 4, 2006, García won a run-off vote.

Partido Popular Cristiano (Christian People’s Party). The party was founded at the end of 1966 by a dissenting group of members of the Partido Democracia Cristiana (Christian Democratic Party). It is a right wing party and it is based in the Christian social doctrine.

In April 2016, APRA and Partido Popular Cristiano participated in alliance as a single party for Presidential elections but failed to advance to the second round.

Perú Posible (Possible Peru). The party was founded in 1999 replacing the formerly known Partido País Posible (Possible Country Party) that was founded by Peru’s former president, Alejandro Toledo, in 1994. The party seeks to promote economic growth through a liberal economic program designed to foster domestic and foreign investment and fiscal and macroeconomic stability, while investing in social programs designed to alleviate poverty and create employment. In April 2016, Perú Posible participated in Presidential elections, but did not achieve requisite participation thresholds for electoral participation, so the party must re-register to participate in the next elections.

Alianza por el Gran Cambio (Alliance for Major Change). It is a political alliance formed in December 2010 by the Partido Popular Cristiano (Christian Popular Party), the Partido Humanista Peruano (Peruvian Humanist Party), the Partido Restauración Nacional (National Restoration Party) and the Partido Alianza por el Progreso (Alliance for Progress Party).

Alianza para el Progreso (Alliance for Progress) presented Cesar Acuña as their Presidential candidate. However in a decision issued on March 9, 2016, the national elections commission barred him from participating in the general election for violating the political parties’ law.

Peruanos Por el Kambio (Peruvians for Change). This party is a political successor to Alianza por el Gran Cambio (Alliance for Major Change) which was founded in October 2014 by its current leader, economist Pedro Pablo Kuczynski who was nominated as its presidential candidate for the presidential elections held in 2016. In June 2016, Pedro Pablo Kuczynski won the presidential elections in a second round run-off election, with 50.12% of valid votes cast, defeating Keiko Fujimori of the Fuerza Popular party.

Solidaridad Nacional (National Solidarity). Founded and headed by the former mayor of Lima, Luis Castañeda Lossio in 1998, this party is a center-right party that espouses principles of liberalism and social-Christian agenda. This party was recognized as a formal party on May 4, 2006 by the National Elections Forum. Solidarididad Nacional did not participate in the presidential elections in April 2016.

Frente Amplio (Broad Front). Founded in 2005, Frente Amplio was a coalition of parties, political organizations, social movements and activist citizens in Peru whose main objective was to consolidate the various progressive parties and coordinate progressive policies. Initially known as the National Coordinator of Progressive Parties, in 2006 it assumed the name Frente Amplio and in the elections held in April 2016, nominated party leader Verónica Mendoza for president, but did not advance to the second round.

At the beginning of Pedro Pablo Kuczynski’s term as President in 2016, his party, Fuerza Popular, held 55% of the seats in Peru’s Congress, compared to the 15% then held by Frente Amplio, and 13% then held by Peruanos por el Kampo.

In mid-2017, congressional representation changed significantly following the resignation of several congressmen from certain political groups.

The following table provides congressional representation of each of the political parties as of July 2018:

	Congressional Seats	%
Acción Popular	5	4
Partido Aprista Peruano	5	4
Alianza para el Progreso	8	6
Frente Amplio	9	7
Nuevo Peru	10	8
Peruanos Por el Kambio	14	11
Independents	17	13
Fuerza Popular	62	48

Total	130	100

Source: Ministry of Economy and Finance

Foreign Policy and Membership in International and Regional Organizations

Peru has not been involved in any significant international conflicts since the end of its border dispute with Ecuador in 1998. A brief diplomatic dispute erupted in 2001 between Peru and Venezuela in connection with the capture of the former advisor to Peru’s intelligence agency, Vladimiro Montesinos, in Venezuela. Peru alleged that Venezuela had temporarily hidden and protected Montesinos after formal charges had been brought against him in Peru, a claim that Venezuela denied. Venezuela temporarily severed relations with Peru between June 28 and July 28, 2001, but relations between the two countries were normalized.

In July 2003, Peru presented a formal extradition request to the Japanese government for Alberto Fujimori based on criminal charges. The request was rejected by the Japanese government due to Fujimori’s Japanese citizenship. On October 15, 2004, Peru made a second request for extradition based on forgery and embezzlement charges, but the extradition process stalled. Peru’s commercial and other ties with Japan were not adversely affected by the dispute. On November 6, 2005, police in Chile arrested Fujimori after he began a surprise visit to Chile. Peruvian authorities presented numerous formal requests for Fujimori’s extradition. On September 21, 2007, Fujimori’s extradition was granted by the Chilean Supreme Court and he was extradited to Peru that same day.

Despite Peru’s and Chile’s dispute concerning the maritime boundary allegedly delineated in the 19th century War of the Pacific, the two countries enjoy good relations. On November 4, 2004, the foreign ministers of Peru and Chile signed a joint statement expressing an intent to forge closer ties and further develop bilateral relations and in August 2006 an economic cooperation agreement was signed among both countries. However, the enactment of a declaration of maritime borders by Peru’s Congress on November 15, 2005 created a dispute between Peru and Chile over the maritime delimitation of their border. In order to settle the maritime delimitation dispute through established international legal channels, on January 16, 2008, Peru filed proceedings against Chile before the International Court of Justice, or ICJ. These proceedings have not damaged relations between Peru and Chile and economic relations between the two countries have been stable.

On January 27, 2014, the ICJ issued a final resolution regarding this case and relations between the two countries have continued on good terms. The ICJ granted Peru a maritime area of 50,000 km2 which is now part of the Peruvian maritime zone.

Peru maintains diplomatic relations with 112 countries and is a member of 39 regional and international organizations and forums, including:

•	the United Nations;

•	the Organization of American States;

•	the Community of Andean Nations, formerly known as the Andean Pact;

•	the World Trade Organization, or WTO;

•	the Latin American Integration Association, or ALADI;

•	the IADB;

•	the IMF;

•	the World Bank;

•	International Finance Corporation;

•	the CAF;

•	the Asia-Pacific Economic Cooperation; and

•	the Mercosur (as an associate member).

Peru joined the General Agreement on Tariffs and Trade in 1951 and is a founding member of the WTO, which was established in January 1995. In addition, Peru participates in several regional initiatives designed to promote trade and foreign investment. The most significant of these initiatives are the following:

•

Since 1980, Peru has been a member of the Latin America Integration Association, which promotes and coordinates bilateral trade agreements between its member countries. Under the auspices of this association, Peru has signed preferential tariff agreements with Argentina, Brazil, Cuba, Mexico, Paraguay and Uruguay.

•

Since 1990, Peru has been a member of the Community of Andean Nations, which also includes Bolivia, Colombia and Ecuador. This organization seeks to promote economic integration and cooperation. As of December 31, 2005, a free trade zone between the members of the Community of Andean Nations was effectively created. The common market provides for the free trade of goods, services, capital and people between its member countries. In April 1998, the Community of Andean Nations signed a framework agreement with the Common Market of the South, or Mercosur, whose members are Argentina, Brazil, Paraguay and Uruguay, to create a free trade zone between the two economic blocs. The Community of Andean Nations has also reached bilateral agreements with Brazil and Argentina as a first step towards the creation of free trade arrangements with these countries. On December 16, 2003, the Community of Andean Nations reached a trade pact with Mercosur.

•

Since 1990, Peru has been a beneficiary of the General System of Preferences for the Andean Countries, a program of unilateral trade preferences granted by the European Union that is intended to promote economic development in the Andean region. Under the program, the European Union sets zero tariffs for fishing, agriculture and textile products from Peru. This program was scheduled to expire on December 31, 2001, but was automatically extended for three years on December 10, 2001. In June 2005, a new General System of Preferences was adopted in accordance with the new rules set forth by the WTO, and the program was extended until December 2008. On October 31, 2012 a new General Regulation of tariff preferences (978/2012) was approved, which replaced Regulation 732/2008. The provisions of the new regulation were implemented on January 1, 2014. Currently, these provisions are a part of the commercial agreement between Peru and the European Union executed on June 26, 2012, in Brussels, Belgium.

•

Since 1991, Peru has been, together with Bolivia, Ecuador and Colombia, a beneficiary of the U.S. ATPDEA, a program of unilateral trade preferences granted by the United States to promote export diversification and broad-based economic development as an alternative to drug-crop production in the Andean region. The United States has repeatedly renewed ATPDEA with the last renewal expiring on December 31, 2009. The ATPDEA was extended on December 31, 2010 for a period of six weeks that expired on February 12, 2011. Although a majority of Peruvian exporters no longer required the benefits of the ATPDEA given the approval of free trade agreement with the United States, or US FTA, which became effective in February 2009, an important group of textile manufacturers and assembly plants benefited from the ATPDEA’s preferential tariff provisions that required lower composition of imported content in exported products. However, the US FTA will allow imports of assembled products and textiles into the North American market, as provided in the agreement.

•

Since November 1998, Peru has been a member of the Asia-Pacific Economic Cooperation, which seeks to achieve free trade in the Asia-Pacific region through a progressive reduction in the tariffs of its member countries.

•	In August 2003, Peru signed an agreement with Brazil to become an associate member of Mercosur. On December 16, 2003, Peru was accepted as an associate member of Mercosur.

•	On December 8, 2004, Peru, together with Argentina, Bolivia, Brazil, Chile, Colombia, Ecuador, Guyana, Paraguay, Suriname, Uruguay and Venezuela, signed an agreement to create the South

American Community of Nations, envisioned as an economic and political block similar to the European Union that ultimately will have a single currency.

•

On December 9, 2004, Peru and Brazil signed an agreement to build a 1,200 km transoceanic roadway from the Brazilian city of Assis, in the state of Acre, to three Peruvian ports, Matarani, Ilo, and Marcona, on Peru’s Pacific coast. Peru has granted a concession to private interests to build the portion of this road that is in its territory.

•

On November 19, 2005, Peru and Thailand signed a Protocol to Accelerate the Liberalization of Trade in Goods and Trade Facilitation in order to strengthen and enhance economic partnership between the two countries.

•	On November 30, 2005, Peru signed an Economic Complementation Agreement with members of Mercosur.

•	In April 2006, Peru signed the TPA with the United States, which became effective in February 2009.

•

In August 2006, Peru signed a free trade agreement with Chile to expand the Economic Complementation Agreement of June 1998. This new free trade agreement gradually eliminates all customs duties between the two countries, provides for a substantial reduction in tariffs over a ten-year period and establishes a framework for cooperation in foreign investment, customs procedures, tourism, services trade, dispute resolution and sanitary requirements. This agreement entered into force in March 2009.

•	In May 2008, Peru signed a free trade agreement with Canada. This agreement entered into force in August 2009.

•	In May 2008, Peru signed a free trade agreement with Singapore. This agreement entered into force in August 2009.

•	In April 2009, Peru signed a free trade agreement with the Republic of China. This agreement entered into force in March 2010.

•

In July 2010, Peru and the European Free Trade Association, or EFTA, entered into a free trade agreement. During 2011, this agreement entered into force with Switzerland, Liechtenstein and Iceland. The agreement with Norway became effective in 2012.

•	In March 2011, Peru signed a free trade agreement with South Korea. This agreement entered into force in August 2011.

•	In April 2011, Peru signed a free trade agreement with Mexico. This agreement entered into force in February 2012.

•	In May 2011, Peru signed a free trade agreement with Panama. This agreement entered into force in May 2012.

•	In May 2011, Peru signed a free trade agreement with Costa Rica. This agreement entered into force during the second quarter of 2012.

•	In May 2011, Peru signed a free trade agreement with Japan. This agreement entered into force during March 2012.

•	In December 2011, Peru signed a free trade agreement with Guatemala.

•	On January 7, 2012, Peru and Venezuela entered into a Partial Scope Trade Agreement, however this agreement has not yet entered into force.

•	In March 2012, Peru and Thailand completed the eighth rounds of negotiations for the Peru-Thailand partnership.

•	On June 6, 2012, Chile, Colombia, Mexico, and Peru signed a master agreement confirming their intention to establish the Pacific Alliance, which aims to create a legal framework providing for economic, political and commercial integration of the countries in order to foster trade in goods and services amongst member states, as well as with other regions, particularly the Asia-Pacific region.

•

On June 27, 2012, Peru signed a Trade Agreement with the European Union, represented by the European Commission. The agreement entered into effect on March 1, 2013. Once fully implemented, the Trade Agreement will eliminate tariffs in all industrial and fisheries products, increase market access for agricultural products, improve access to public procurement, services and investment markets, further reduce technical barriers to trade, and establish common disciplines including on intellectual property rights, transparency and competition.

•

In March 2013, Russia and Peru established communication towards the negotiation of a free trade agreement. In April 2014, Russian and Peruvian officials renewed their commitment to the development of this agreement.

•	In March 2013, Peru reestablished negotiations with El Salvador regarding the establishment of a free trade agreement.

•	In March 2013, a delegation of Peruvian officials were invited to India in order to establish negotiations for a free trade agreement.

•	In October 2013, Peru and Turkey announced their intention to establish a free trade agreement.

•	On November 28, 2014, Peru and Turkey completed the second round of negotiations for the Peru-Turkey free trade agreement.

•	On May 29, 2015, the Peru-Honduras free trade agreement was signed.

•

On February 4, 2016, the signing ceremony for the Trans Pacific Partnership was held in the City of Auckland, New Zealand, with the participation of 12 Ministers of signatory countries. On January 23, 2017, the U.S. announced its permanent withdrawal from the treaty, which makes impossible its entry into force.

•	On April 29, 2016, the Deepening Economic Trade Agreement was signed between Peru and the Federative Republic of Brazil.

•

On February 22, 2017, the Trade Facilitation Agreement (TFA) of the WTO, of which Peru is a member, became effective. The TFA establishes measures to, among other things, increase transparency in respect of the rules related to foreign trade, and streamline and simplify the procedures related to the clearance of goods.

•

On January 18, 2017, the Ministerial Cabinet of India approved starting trade agreement negotiations with Peru. In March 2017, a meeting was held in New Delhi to discuss the terms of a potential trade agreement between Peru and India.

Relations with Ecuador

Peru has had several territorial disputes with Ecuador dating back to colonial times. A significant military clash occurred in 1941, which came to an end in 1942 with the signing of the Rio de Janeiro Protocol. This settlement, sponsored by Argentina, Brazil, Chile and the United States, established territorial limits between Peru and Ecuador but failed to delineate clearly their border in a 78-kilometer section of the Andean foothills. Further disputes over the border in this region led to additional clashes in 1981 and 1995. In the latest clash, thousands of soldiers from each country fought an intense but localized war in the disputed territory of the upper Cenepa valley.

A peace agreement brokered in February 1995 by the four sponsors of the Rio de Janeiro Protocol led to the cessation of hostilities and established the Military Observers Mission to Ecuador-Peru to monitor activities in the disputed area. In 1996, Peru and Ecuador began a series of meetings that led to the 1998 Brasilia Agreement, which defined the border in the disputed area. The border agreed upon tracks the peaks of the Cordillera del Cóndor mountain range. The 1998 Brasilia Agreement granted Ecuador private ownership of a hill known as Tiwinza, but it was agreed that the hill would remain under Peruvian sovereignty. In May 1999, a complete demarcation of the border was completed. The 1998 Brasilia Agreement also established terms of bilateral trade and navigational understandings between the two nations and created the Bi-National Commission for Border Integration. This commission led to the launch of a U.S.$3.0 billion regional development program to improve social and economic conditions along the border.

On May 2, 2011, Peru and the Republic of Ecuador exchanged communiqués with identical content regarding the maritime boundaries that will exist between the two countries. These communiqués establish a geographic parallel as the maritime boundary that will apply between Peru and the Republic of Ecuador to address the existence of islands in the adjacent land frontier, which constitutes a special circumstance under applicable international law. At the same time, the communiqués establish the bases for the development of a joint action plan in advance of a recognition between the parties of the Gulf of Guayaquil as a historic bay and will segregate interior waters in both jurisdictions as sovereign waters of both states. The foregoing agreements are all set forth in a series of annexes that are attached to the communiqués. As a result, by virtue of the exchange of communiqués, Peru presented a communiqué addressed to the Secretary General of the United Nations expressing its agreement that, given the existence of the islands, the parallel at Boca de Capones that is set forth in the Nautical Map of Ecuador IOA 42, will be the maritime boundary between Peru and the Republic of Ecuador. On June 6, 2011, Peru and the Republic of Ecuador registered with the United Nations the agreement that established their maritime boundaries.

Peru currently maintains strong political and economic relations with Ecuador. The two governments have signed further agreements on border development, navigation, security and trade. In November 2012, the two governments signed agreements for bilateral development, including a commitment to cooperate in the extraction of natural resources, foster mutual trade and facilitate sea transport in surrounding maritime territories in the Gulf of Guayaquil. In July 2013, the two governments renewed their commitment to increase electrical interconnectivity, agreeing to develop a 500 kV line as part of the International Electrical Interconnection Peru-Ecuador project.

Peru delivered nearly 1,000 tons of humanitarian aid to Ecuador to assist victims of the April 2016 earthquake that affected parts of Ecuador, including 42 rescue workers and 55 support personnel, including pilots, crew, engineering equipment operators and assistants.

On October 20, 2017, the XI Bi-Lateral Peru-Ecuador Summit meeting resulted in the Trujillo Presidential Declaration issued by Presidents Kuczynski and Lenín Moreno committing the two sovereigns for further integration and the development of the two counties and the border region in particular. In addition, the Declaration committed resources to establishing a working group to assess laboral and migration policies. Furthermore, the working group developed an agenda to discuss integrated management of water resources and to further joint development of the Binacional Puyango Tumbes Project. The parties also agreed to deepen cooperation to combat organized transactional criminal activity.

Narco-terrorism and Delinquency

In the 1980s and early 1990s, the Shining Path and Tupac Amaru conducted indiscriminate bombings and selective assassinations throughout Peru. The Government estimates that from 1980 to 1995, the Shining Path’s terrorist activities led to the deaths of approximately 31,300 people. The capture in 1992 of the Shining Path’s founder, Abimael Guzmán, his subsequent life sentence and the jailing of most of the Shining Path’s central committee, considerably weakened the Shining Path. Although the Shining Path is no longer as powerful as it was during the 1980s and early 1990s, members still operate in remote regions in central and southern Peru, where military patrols have decreased due to cuts in military spending. During the last several years there have been sporadic subversive actions in rural areas, especially in the jungle, which have been attributed to the Shining Path. For example, in October 2012, the Shining Path attacked Kiteni, which is the site of transport for employees of the Consorcio Camisea companies. Three helicopters were destroyed in the attack.

Shining Path members have formed alliances with coca farmers and drug traffickers in drug-growing areas of the Upper Huallaga and Apurimac valleys to provide armed protection against the Government’s interdiction efforts. In response to this activity, security forces in Peru continue to monitor subversive activities and have maintained their efforts to prevent the resurgence of a significant terrorist threat, including by reactivating anti-terrorist bases in the valleys, training farmers in areas where the Shining Path operates to assist the military and heightening security in Lima.

The limited state presence in large portions of the countryside challenges the Government’s ability to ensure broad-based development for all Peruvians. Peru’s tropical forests are increasingly threatened by shifting migration patterns, unsustainable exploitation of the forest, and the destructive impact of illicit coca production and processing. The lack of government presence in these areas allows drug trafficking, illegal logging, terrorism and other criminal practices to flourish, creating a corrupt, violent and conflictive environment that limits economic opportunities and prevents sustainable economic growth and development.

During the past decade, government initiatives have resulted in a decrease in coca production with 23,947 hectares eradicated in 2013, 31,206 hectares in 2014, 35,868 hectares in 2015, 30,151 hectares in 2016 and 22,910 hectares in 2017. In addition to Peru’s coca crop, production of poppies, the raw material for heroin, has decreased in Peru since 2008. During 2011, the Government did not eradicate any hectares of poppies. In 2012, 18 hectares were eradicated. The area of coca cultivation in the country declined almost 6.1% in 2015 from 42,900 in 2014 to 40,300 hectares in 2015, and increased to 43,900 hectares in 2016.

The Government also implemented measures to prevent money laundering of funds from drug trafficking and other illegal activities. Peru requires financial institutions to conduct employee training in preventive methods, obtain basic knowledge about their clients and adhere to a code of conduct. Moreover financial institutions are required to report to the Unidad de Inteligencia Financiera (Financial Intelligence Bureau) any suspicious activity which may be related to money laundering or financing of terrorism. On August 25, 2015, Law No. 30,339 was enacted. This law empowers the Government to intercept aircrafts suspected of being used in illicit drug trafficking.

On July 28, 2016, President Kuczynski announced that his government would combat organized crime to prevent extortion, drug trafficking, terrorism, illegal logging and illegal mining. In particular, President Kuczynski announced that his administration will be focused on implementing measures to combat drug trafficking in rural areas, with the support of the police, the Peruvian armed forces, intelligence services and the judiciary.

Legal Proceedings

On July 22, 2011, DP World Callao, Concessionary of Southern Pier port in Callao, filed a request for arbitration before the ICSID against Peru. The claims arise out of alleged Government discriminatory treatment by not allowing the claimants to participate in the bid for the North Pier at Callao’s port, as well as the alleged lack of compensation to the investor for granting better conditions to the current operator of the North Pier which allegedly affected the economic balance of the concession agreement of the South Pier and the competitive conditions guaranteed by the State. Resolution of this claim is pending.

Gramercy Funds Management LLC and Gramercy Peru Holdings LLC have commenced an international arbitration under the United States-Peru Trade Promotion Agreement in connection with Peru’s Agrarian Reform Bonds. The arbitration tribunal was constituted on February 13, 2018.

On February 1, 2017, Metro de Lima Línea 2 S.A. filed a request for arbitration with ICSID against Peru, based on allegations that the Government had failed to meet certain conditions in respect of the parties’ underlying transportation contract. As of April 2017, arbitrators have been appointed and the claim is currently pending.

On April 5, 2017, Lidercón S.L. filed a request for arbitration with ICSID against Peru relating to a dispute arising from a contract requiring technical inspection of vehicles in Lima and Callao.

On May 18, 2018, the Autopista del Norte, a subsidiary of the Spanish company OHL Concessions, filed a request for arbitration before ICSID in relation to its claim against the government for U.S.$100,000,000 in connection with alleged delays relating to the expansion of the Pan-American Highway.

THE ECONOMY

History and Background

Between 1930 and the mid-1960s, Peru had one of the most successful economies in Latin America. During this time, Peru generally deviated from the import-substitution model adopted by other countries in the region. Peru adhered, except for brief intervening periods, to laissez-faire, non-interventionist economic policies. The Government encouraged foreign investment through tax incentives and legislation guaranteeing equal treatment of foreign and domestic investors. Aided by its main exports, consisting of fish, fish products, copper, petroleum and agricultural products, Peru’s economy grew steadily during this period.

Beginning in the mid-1960s, the Peruvian economy experienced a series of setbacks. Public sentiment began to turn resolutely against foreign investment. Pressure for change in economic policies increased as a result of:

•

class and social conflicts, characterized by populist resentment against the economic elite that ruled Peru and against the presence of foreign companies in industries related to Peru’s national resources, such as petroleum and mining, and in other prominent sectors of the economy;

•

an economic slowdown brought about by a reduction in production and exports due principally to a sudden drop in fish catch and reduced mining and metal processing following the exhaustion of a number of the principal copper and other mines; and

•	the increased cost of living that resulted from higher domestic food prices.

In 1968, the military government headed by General Juan Velasco Alvarado nationalized numerous private enterprises and conducted a campaign against foreign participation in the Peruvian economy. In 1969, the Velasco administration enacted the Ley de Reforma Agraria, or the Agrarian Reform Law, which confiscated large estates from wealthy owners in exchange for long-term bonds issued by Peru, turning the estates into cooperatives run by the former workers of the estates, and adopted high tariffs to shield local industry and manufacturing from foreign competition. During 2010, there was an increase in the volume of administrative and judicial claims filed against Peru in connection with the payment of amounts due in respect of the bonds issued by Peru pursuant to the Agrarian Reform Law. In accordance with a resolution issued by the Peruvian Constitutional Court in 2013, the executive branch enacted a by-law regulating an administrative procedure through which the debt corresponding to the Agrarian bonds can be brought to present value. Peru has continued to undertake steps related to the administrative procedure, including, payment of legitimate bondholders in accordance with applicable law.

Peru’s currency became overvalued, making exports less competitive, and its debt grew sharply during the 1970s. Peru experienced large current account deficits and the Velasco administration borrowed abroad to finance these deficits rather than change its policies. Many cooperative farms, operated by people with little management experience, went bankrupt and agricultural production decreased.

In 1975, General Francisco Morales-Bermúdez Cerruti implemented an economic austerity program designed to correct the economic disequilibrium reflected in Peru’s fiscal and current account deficits and high external debt burden. The Government implemented fiscal and monetary restraints and devalued the currency. These measures coincided with increases in international prices of Peru’s main exports. The fiscal deficit narrowed and by 1979 Peru had achieved a significant current account surplus.

In 1980, the civilian government led by Fernando Belaúnde reinstituted high spending and borrowing but was forced to adopt more restrained spending policies in later years. The policies adopted by President Alan García Pérez, who assumed the presidency in 1985, brought Peru to a deepening economic crisis. The García administration increased spending, declared a debt moratorium and attempted to nationalize the banking system and other key industries. Private investment collapsed, the public sector deficit increased and exports dwindled. By 1990, the annual inflation rate had increased to 7,650%, net international reserves had been completely depleted and the economy had entered its third year of recession. The García administration was also had to confront terrorist activities by the Shining Path and Tupac Amaru.

In 1990, Alberto Fujimori, a university professor, won the presidential election on a platform that emphasized his “outsider” status and his opposition to “traditional” politicians. President Fujimori inherited an economy beset by recession, hyperinflation and high levels of external debt. President Fujimori immediately moved to cut public spending, increase taxes, tame inflation and open the economy to foreign investment.

Within the first few years of his presidency, President Fujimori dismantled protectionist and interventionist laws and policies to create a liberal economy dominated by private sector and market forces. In order to encourage foreign investment, the Fujimori administration undertook an ambitious privatization program, strengthened and simplified Peru’s tax system, opened the economy to foreign investment and lifted exchange controls and restrictions on remittances of profits, dividends and royalties. Although the Fujimori administration successfully privatized many state entities, the privatization program waned in the later years of the administration because of adverse market conditions and Fujimori’s adoption of a more populist stance prior to the 2000 elections.

As time went on, the Fujimori administration became increasingly authoritarian, as evidenced by the dissolution of Congress in 1992, his consolidation of power in the executive branch following adoption of the 1993 Constitution and his alliance with Vladimiro Montesinos, an intelligence advisor. President Fujimori’s authoritarianism exacted a price on Peru’s political system, although it had little effect on the successes of his economic program.

On November 20, 2000, Congress removed President Fujimori from office and Valentín Paniagua assumed the presidency on a transition basis. The Paniagua administration adopted fiscal policies to reduce spending, restore confidence, reform the tax system and stabilize the economy.

In June 2001, Alejandro Toledo Manrique was elected president based on a platform that recognized the value of an open economic system and rejected Fujimori’s legacy of political authoritarianism. President Toledo vowed to restore democracy, fiscal discipline and transparency to the Government. He pledged to increase the living standards of the poor and disadvantaged, who constitute a majority of Peru’s population, through improvements in education, health and employment opportunities. He also promised to continue the economic reforms and privatization program first advanced by the Fujimori administration.

President Toledo assumed the presidency in July 2001 against a backdrop of high unemployment and underemployment, economic recession and social need more severe than the Fujimori administration had acknowledged. Despite the economic achievements between 1990 and 2000, poverty remained a persistent problem in Peru. More than half of the population lived below the poverty line, as defined by the World Bank, adjusted to reflect differences in purchasing power. A significant number of Peruvians lived on a monthly per capita income of less than U.S.$30.00.

President Toledo implemented a number of proposals to stimulate Peru’s economy, including privatization and fiscal austerity programs. President Toledo’s policies spurred sustained GDP growth since the fourth quarter of 2001. Despite this growth, the Toledo administration fell in the polls and faced ongoing social protests and unrest spurred by disappointment that President Toledo’s policies did not immediately lead to a significant reduction in the high rates of unemployment, underemployment and poverty.

On June 4, 2006, President García was elected for a five-year term after winning approximately 53% of the nationwide vote in a run-off election against Ollanta Humala. The García administration was elected on a platform that sought to implement social and political reforms and to provide continuity to the macroeconomic stability of the preceding years, as well as solidifying Peru’s relationships with its international partners. President García adopted policies that brought Peru closer to the United States and other developed economies, seeking to consolidate the existing relationships and sign trade agreements with these countries. President García also sought to achieve economic development for all Peruvians while ensuring economic and political stability. During President García’s term in office, Peru signed free trade agreements with the United States, Canada, Singapore, China and Chile, and continued with market-oriented policies that spurred economic growth.

On June 5, 2011, Ollanta Humala was elected president for a five-year term after winning a run-off election against Keiko Fujimori. While the election of President Humala initially generated political and economic uncertainty, President Humala took decisive steps to demonstrate continuity with the prior administration’s economic policies. Shortly after his inauguration, President Humala confirmed Julio Velarde as president of the Central Bank of Peru and appointed Luis Miguel Castilla as minister of economy and finance, both of whom served as senior members in the prior administration and were strong proponents of open market policies.

President Humala’s administration continued to implement policies that promote macroeconomic stability, fiscal discipline and domestic and foreign investment. In addition, President Humala’s administration did not make any significant shift in trade policy and did not experience any adverse changes with its major trading partners, relative to the prior administration.

In addition to strong economic growth, President Humala’s administration focused on promoting a broader agenda of social inclusion by developing social programs that benefit the poorest sectors of the population.

In July 2016, Pedro Pablo Kuczynski was inaugurated as president after defeating Keiko Fujimori of the Fuerza Popular in a run-off election held in June 2016. President Kuczynski was in office through March 23, 2018 when Congress accepted his resignation following allegations of corruption limited to the Odebrecht corruption scandal. On that same date, Vice President Martín Vizcarra was sworn in as president to complete the term through 2021.

Developments from 2013 to 2017

Introduction

From 2013 to 2017, Peru experienced a period of decelerating economic expansion. GDP expanded by 5.8% in 2013, 2.4% in 2014, 3.3% in 2015, 4.0% in 2016 and 2.5% in 2017. Set forth below is a brief discussion of the key trends and events affecting economic results during this period.

2013

In 2013, GDP expanded by 5.8% compared to 2012, due largely to public sector investment and public and private consumption. The trade balance recorded a surplus of U.S.$0.5 billion compared to a U.S.$6.4 billion surplus in 2012, while the current account posted a deficit of U.S.$9.4 billion or 4.7% of GDP. The following were the key economic results during 2013:

•	public sector domestic debt totaled U.S.$19.4 billion, or 9.6% of GDP;

•	public sector external debt totaled U.S.$18.8 billion, or 9.3% of GDP;

•	exports decreased by 9.6%, from U.S.$47.4 billion in 2012 to U.S.$42.9 billion in 2013, as compared to a 2.2% increase in 2012 compared to 2011;

•	the overall balance of the non-financial public sector registered a surplus of U.S.$1.7 billion, or 0.9% of GDP, as compared to a surplus of U.S.$4.4 billion, or 2.3% of GDP for 2012;

•	the inflation rate was 2.9%, as compared to an inflation rate of 2.6% for 2012;

•	the net international reserves of the Central Bank increased to U.S.$65.7 billion as of December 31, 2013, as compared to U.S.$64.0 billion as of December 31, 2012; and

•	foreign direct investment was U.S.$9.7 billion in 2013, as compared to U.S.$11.7 billion in 2012.

2014

In 2014, GDP grew by 2.4% compared to 2013, due principally to an increase in private consumption and in public and private investment, which represented, respectively, 65.0%, 5.5% and 20.1% of GDP. The trade balance registered a deficit of U.S.$1.5 billion at December 31, 2014, while the current account reflected a deficit of U.S.$8.9 billion or 4.4% of GDP. The following were the other key economic results during 2014:

•	public sector domestic debt totaled U.S.$20.6 billion, or 10.4% of GDP;

•	public sector external debt totaled U.S.$19.8 billion, or 9.7% of GDP;

•	exports decreased by 7.8%, from U.S.$42.9 billion in 2013 to U.S.$39.5 billion in 2014;

•	the overall balance of the non-financial public sector registered a deficit of U.S.$0.6 billion, or 0.3% of GDP in 2014, as compared to a surplus of U.S.$1.7 billion, or 0.9% of GDP in 2013;

•	the inflation rate was 3.2%, or compared to an inflation rate of 2.9% in 2013;

•	the net international reserves of the Central Bank decreased to U.S.$62.3 billion at December 31, 2014, compared to U.S.$65.7 billion at December 31, 2013; and

•	foreign direct investment was U.S.$3.6 billion in 2014, as compared to U.S.$9.7 billion in 2013.

2015

During 2015, GDP grew by 3.3% compared to 2014. This growth was driven principally by growth in agriculture and livestock, fishing, mining, wholesale and retail trade, and utilities and services. Growth in the primary sector recovered after a series of events that adversely affected the sector during 2014. However, in the context of the Niño phenomenon that persisted during 2015 though with more moderated effects compared to 2014, certain segments of the primary sector were affected again, including certain crops and fish catches, such as yields of anchovies, that resulted from unseasonably higher ocean temperatures. Notwithstanding these circumstances, the primary sector was the principal contributor to GDP growth, driven primarily by the increased production of copper.

The following were the key economic results during 2015:

•	public sector domestic debt totaled U.S.$20.6 billion, or 10.7% of GDP;

•	public sector external debt totaled U.S.$23.6 billion, or 12.3% of GDP;

•	the current account registered a deficit equal to 4.8% of GDP;

•	exports decreased 12.9%, from U.S.$39.5 billion to U.S.$34.4 billion, as compared to a decrease of 7.8% during 2014;

•	the overall balance of the non-financial public sector registered a deficit of U.S.$3.9 billion, or 2.0% of GDP, as compared to a deficit of U.S.$0.6 billion, or 0.3% of GDP, for 2014;

•	the inflation rate was 4.4%, as compared to an inflation rate of 3.2% for 2014;

•	net international reserves of the Central Bank decreased to U.S.$61.5 billion as of December 31, 2015, compared to U.S.$62.3 billion as of December 31, 2014; and

•	foreign direct investment was U.S.$8.1 billion, as compared to U.S.$3.6 billion during 2014.

2016

In 2016, GDP expanded by 3.9% compared to 2015. Domestic demand grew 0.9%, public spending fell by 0.5%, and private investment decreased by 6.1% as a number of big mining investment projects moved from the investment to the operations phase. These results were partially offset by the positive impact of increased created by copper exports and moderate growth in private consumption. The current account posted a deficit equivalent to 2.8% of GDP. The following were the other key economic results during 2016:

•	public sector domestic debt totaled U.S.$24.9 billion, or 12.7% of GDP;

•	public sector external debt totaled U.S.$23.8 billion, or 12.1% of GDP;

•	exports increased 7.6%, from U.S.$34.4 billion in 2015 to U.S.$37.0 billion, as compared to a decrease of 12.9% in 2015 compared to 2014;

•	the overall balance of the non-financial public sector registered a deficit of U.S.$4.9 billion, or 2.5% of GDP, compared to compared to a deficit of U.S.$3.9 billion, or 2.0% pf GDP in 2015;

•	the inflation rate was 3.2% for 2016, as compared to an inflation rate of 4.4% for 2015;

•	the net international reserves of the Central Bank increased to U.S.$61.7 billion as of December 31, 2016 as compared to U.S.$61.5 billion as of December 31, 2015; and

•	foreign direct investment was U.S.$6.6 billion, compared to U.S.$8.1 billion during 2015.

2017

In 2017, GDP expanded by 2.5% compared to 2016 primarily due to the reversal of effects of shocks which had affected the economy the previous year (the El Niño Costero weather pattern and the corruption scandal related to Odebrecht), and the positive effects of trade balance, GDP grew by 2.5%, partially due to the increase in private sector consumption (2.5%), the increase in public consumption (1.0%), the recovery of private sector investment (0.31%), the increase in exports (7.2%) and the increase in products and services (4.0%).

The trade balance recorded a surplus of U.S.$6.3 billion compared to U.S.$1.9 billion in 2016, while the current account posted a deficit of U.S.$2.7 billion, or 1.3% of GDP. The following were the other key economic results during 2017:

•	public sector domestic debt totaled U.S.$32.7 billion, or 15.2% of GDP;

•	public sector external debt totaled U.S.$22.7 billion, or 10.5% of GDP;

•	exports increased by 21.3%, from U.S.$37.0 billion in 2016 to U.S.$44.9 billion in 2017;

•	the overall balance of the non-financial public sector registered a deficit of U.S.$6.7 billion, or 3.1% of GDP, as compared to a deficit of U.S.$4.7 billion, or 2.5% of GDP for 2016;

•	the inflation rate was 1.4%, as compared to an inflation rate of 3.2% for 2016;

•	the net international reserves of the Central Bank increased to U.S.$63.6 billion as of December 31, 2017, as compared to U.S.$61.7 billion as of December 31, 2016; and

•	foreign direct investment was U.S.$6.5 billion in 2017, as compared to U.S.$6.6 billion in 2016.

Developments in Argentina, Bolivia, Brazil, Colombia, Ecuador and Venezuela

Developments in countries throughout Latin America have had and Peru expects they will continue to have a significant impact on economic growth and political developments in Peru. In particular, political and economic developments of Peru’s neighbors in South America have substantial effects on Peru, including developments in Argentina, Bolivia, Brazil, Colombia, Ecuador and Venezuela. In March 2017, the Government recalled its Ambassador to Venezuela, following the decision by the Venezuelan Supreme Court to take over functions of its Congress. Notwithstanding the recall of the Peruvian Ambassador the Peruvian Embassy in Caracas remains open and bilateral relations between Peru and Venezuela are not ruptured.

Negative investor reaction to developments in any of these countries could adversely affect the market for securities issued by Latin and South American countries, cause foreign investors to withhold capital from the region and cause uncertainty about plans for further integration of the region’s economies. Any of these events could adversely and materially affect Peru.

The Economic Policies announced by Kuczynski’s Administration

Kuczynski’s administration has announced policies designed to promote macroeconomic stability, foster fiscal discipline, and encourage private domestic and foreign investment. In addition, President Kuczynski has announced a fiscal reform that includes the reduction of the value-added tax from 18% to 17%, the increase of the corporate income tax rate for medium and large companies and the creation of a special tax regime for small-sized companies. Kuczynski’s administration is also focused on promoting a broader agenda that includes some of the following key initiatives:

•

Security. The Government has announced measures to restructure the Peruvian penitentiary system, modify the Ley del Sistema Nacional de Seguridad Ciudadana (Law of the National Public Safety System), and regulate the coordination between the Interior Ministry and the police.

•

Anti-corruption. The Government has announced measures to implement mechanisms against corruption, create a national authority for the transparency and access to public information and personal data and create the Procuraduría General (Attorney General) with technical and administrative autonomy.

•

Water supply and sanitary matters. The Government has announced measures to strengthen the technical capabilities of the Organismo Técnico de la Administración de los Servicios de Saneamiento (Technical Management Agency of Sanitation Services), modify the regulatory framework for the solid waste management and to simplify the procedures for implementing sanitation projects in order to reduce costs.

The Economic Policies of the Vizcarra Administration

Fiscal accounts have weakened in recent years as a result of falling fiscal revenue and the persistent increase in current spending. In 2017, the preliminary fiscal deficit of the Non-Financial Public Sector reached its highest level in 17 years (3.1% of GDP). In this context, it is necessary to take actions to give space to the impulse of public investment without compromising fiscal sustainability. Maintaining sound fiscal accounts will contribute to preserve the credit rating, which enables favorable financing conditions for investment projects, with positive consequences on the potential of economic growth.

With the aim of boosting the economy in the short term and defining the basis for greater growth in the medium term, this administration is working on an Economic Impulse Plan that will achieve a GOP growth of 5.0% towards the end of 2021, in compliance with fiscal rules. This plan contains five pillars, associated with the strengthening of fiscal accounts to generate pro-growth fiscal space and the boost of the economy in the short and medium term.

•	Measures to strengthen fiscal accounts and generate fiscal space

•	Immediate measures of tax policy and administration

•	Reduction of non-critical expenses

•	Measures to boost the economy in the short and medium term

•	Public investment shocks

•	Impulse to private investment

•	Increasing productivity

Gross Domestic Product and the Structure of the Economy

In the five year period ended December 31, 2017, Peru’s economy grew at an annual compound rate of 3.6% in real terms. From 5.8% in 2013 to 2.5% in 2017 private and public investment decreased at a compound rate of 0.6% and 1.1%, respectively. Since 2013, domestic demand (total gross investment and public and private consumption) has been the main source of GDP growth, with a 3.0% average increase in real terms between 2013 and 2017. Peru’s economy grew in real terms by 5.8% in 2013, 2.4% in 2014, 3.3% in 2015, 4.0% in 2016 and 2.5% in 2017, primarily driven by private consumption.

In 2013, private consumption was U.S.$124.4 billion, representing growth of 5.7% in real terms as a result of growth in national disposable income, which increased by 4.8% in 2013 as compared to 2012. Public investment increased 10.7% in 2013 due to higher levels of investment in local and national government projects, while private investment increased 6.9% during the year, due principally to increased investment in the mining, hydrocarbons, manufacturing, and fishing sectors. Total gross investment increased 11.4% during 2013 compared to 2012.

In 2014, private consumption was U.S.$132.1 billion, representing an annual average increase of 4.0% in real terms as compared to 2013. Gross public investment decreased 3.4% in 2014 due mainly to investments made by the regional government, and to a lesser extent, investments made by municipal governments, while gross private investment decreased 2.3% during the year, due principally to a slowdown in several sectors of the economy, which was reflected in decreased capital goods imports and a slower growth in the construction sector, among others, in each case as compared to 2013. Total gross investments decreased 3.2% during 2014 as compared to 2013.

In 2015, private consumption was U.S.$126.1 billion representing a growth of 3.3% in real terms compared to 2014, but less than in 2014 in which it grew 3.9% as a result of reduced dynamism in the employment markets. Private investment decreased 4.4% following the completion of a series of investment projects during the year and affected as well by the effects of the depreciation of the currency versus the U.S. dollar and lower consumer confidence. Total gross investment decreased 0.7%, while public and private investment decreased 7.3% and 4.4%, respectively, in each case, as compared to 2014.

During 2016, private consumption was U.S.$127.5 billion, an increase of 3.4% in real terms compared to 2015, as a result of an increase in national disposable income and higher rates of employment. Total gross investment decreased 4.9%, public investment decreased 0.5% and private investment decreased 6.1%, in each case, as compared to 2015. The decrease in the growth of private investment was due to lower investment in the mining sector.

During 2017, private consumption was U.S.$139.7 billion, an increase of 2.5% in real terms compared to 2016, partially a result of the impact of the El Niño weather phenomenon that led to reduced productive activity and manual labor and lower rates of employment. Total gross investment decreased 0.3%, public investment decreased 2.3% and private investment increased 0.3%, in each case, as compared to 2016. The increase in growth of private investment was due to a reversal of contraction in mining activity that had been registered in the preceding three years. Although private investing in the non-mining sectors was reduced in the face of corruption allegations, investment in mining, industrial, power and hydrocarbon sectors experienced measurable expansion.

The following tables set forth GDP by expenditure for the periods presented.

Gross Domestic Product by Expenditure(1)

(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2013(1)	2014(1)	2015(1)	2016(1)	2017(1)
Government consumption	22,652	23,888	24,239	23,549	25,292
Private consumption	129,317	132,058	126,717	128,072	139,664

Total consumption	151,969	155,946	150,956	151,621	164,955
Gross investment:
Public sector	11,698	11,431	9,561	9,347	9,683
Private sector	42,392	41,259	37,587	35,224	36,942
Change in inventories	(1,672)	(2,114)	(813)	(330)	(438)

Total gross investment	52,417	50,576	46,335	44,242	46,186
Exports of goods and services	48,710	45,463	40,685	43,337	51,681
Imports of goods and services	50,208	48,875	45,623	43,496	47,411

Net (exports)	(1,498)	(3,412)	(4,938)	(159)	4,270

GDP	202,889	203,110	192,353	195,704	215,412

(1)	Preliminary data.

Source: Central Bank.

Gross Domestic Product by Expenditure

(in millions of soles, at constant 2007 prices)

	For the 12 months ended December 31,
	2013(1)	2014(1)	2015(1)	2016(1)	2017(1)
Government consumption	50,802	53,845	59,148	58,791	59,407
Private consumption	286,857	298,045	309,900	320,026	328,092

Total consumption	337,659	351,890	369,048	378,817	387,498
Gross investment:
Public sector	25,887	25,600	23,178	23,127	22,601
Private sector	104,660	102,337	98,062	92,436	92,672
Change in inventories	(3,699)	(5,052)	(1,852)	(778)	(1,073)

Total gross investment	126,849	122,885	119,389	114,786	114,200

Demand	464,508	474,774	488,436	493,603	501,699

Exports of goods and services	117,286	116,282	120,991	132,483	141,973
Imports of goods and services	125,345	123,624	126,538	123,744	128,745

Net (exports)	(8,059)	(7,342)	(5,547)	8,738	13,228

GDP	456,449	467,433	482,890	502,341	514,927

(1)	Preliminary data.

Source: Central Bank.

In 2013, 2014, 2015, 2016 and 2017, public savings reached 7.0%, 6.0%, 3.8%, 2.7% and 1.8% of GDP, respectively. In 2017, public savings reached 1.8% of GDP primarily due to a larger decrease in public expenditures compared to tax revenues, resulting in a lower percentage of public savings, compared to 2016. Private savings represented 14.2% of GDP in 2013, 14.5% in 2014, 15.6% in 2015, 17.2% in 2016 and 18.4% in 2017 that was not required for investment given decreased private investment in 2017.

From 2013 to 2017, domestic savings as a percentage of GDP varied from 21.2% to 20.2%, due primarily to a decrease in public savings, reflecting a contraction of certain economic sectors discussed above. During 2013, domestic savings represented 21.2% of GDP, 20.5% in 2014, 19.3% in 2015, 19.9% in 2016 and 20.2% in 2017. This result in 2017 was due to an increase in private savings from 17.2% to 18.4%.

External savings represented 4.6% of GDP in 2013, 4.4% in 2014, 4.8% in 2015, 2.7% in 2016 and 1.3% in 2017. The decrease in external savings as a percentage of GDP in 2017 compared to 2016 was due to a slight improvement in domestic savings that offset the decrease in domestic investment, which decreased overall savings. Domestic investment as a percentage of GDP was 25.8% in 2013 and closed 2017 at 21.4%, with investment in 2017 down 1.2 percentage points to 21.4% of GDP from 22.6% of GDP in 2016 mainly as a result of reduced private investment that was partially offset by a slight increase in private savings attributable to lower external savings.

Gross Domestic Product by Expenditure

(as a percentage of total GDP, at current prices)

	For the year ended December 31,
	2013(1)	2014(1)	2015(1)	2016(1)	2017(1)
Government consumption	11.2	11.8	12.6	12.0	11.7
Private consumption	63.7	65.0	65.9	65.4	64.8

Total consumption	74.9	76.8	78.5	77.4	76.5
Gross investment:
Public sector	5.8	5.6	5.0	4.8	4.5
Private sector	20.9	20.3	19.5	18.0	17.1
Change in inventories	(0.8)	(1.0)	(0.4)	(0.2)	(0.2)

Total gross investment	25.9	24.9	24.1	22.6	21.4
Exports of goods and services	24.0	22.4	21.2	22.1	24.0
Imports of goods and services	24.7	24.1	23.7	22.2	22.0

Net (exports)	(0.7)	(1.7)	(2.6)	(0.1)	2.0

GDP	100.0	100.0	100.0	100.0	100.0

(1)	Preliminary data.

Source: Central Bank.

Gross Domestic Product by Expenditure

(percentage change from previous period, at constant 2007 prices)

	For the 12 months ended December 31,
	2013(1)	2014(1)	2015(1)	2016(1)	2017(1)
Government consumption	6.7	6.0	9.8	(0.6)	1.0
Private consumption	5.7	3.9	4.0	3.3	2.5
Total consumption	5.9	4.2	4.9	2.6	2.3
Gross investment:
Public sector	11.1	(1.1)	(9.5)	(0.2)	(2.3)
Private sector	7.1	(2.2)	(4.2)	(5.7)	0.3
Change in inventories	48.8	(36.6)	63.3	58.0	(37.9)
Total gross investment	11.5	(3.1)	(2.8)	(3.9)	(0.5)
Demand	7.3	2.2	2.9	1.1	1.6
Exports of goods and services	(1.3)	(0.9)	4.0	9.5	7.2
Imports of goods and services	4.2	(1.4)	2.4	(2.2)	4.0

Net (exports)	(450.5)	8.9	24.4	257.5	51.4
Real GDP	5.8	2.4	3.3	4.0	2.5

(1)	Preliminary data.

Source: Central Bank.

Investment and Savings

(as a percentage of current GDP)

	For the year ended December 31,
	2013(1)	2014(1)	2015(1)	2016(1)	2017(1)
Domestic savings:
Public savings	7.0	6.0	3.8	2.7	1.8
Private savings	14.2	14.5	15.6	17.2	18.4

Total domestic savings	21.2	20.5	19.3	19.9	20.2
External savings	4.6	4.4	4.8	2.7	1.3

Total savings	25.8	24.9	24.1	22.6	21.4
Domestic investment	25.8	24.9	24.1	22.6	21.4

(1)	Preliminary data.

Source: Central Bank.

As indicated in the table below, the standard of living of the Peruvian population as measured by GDP per capita increased at an average annual of 1.6% from 2013 to 2017. Per capita GDP fluctuated in the period 2013 to 2017 from U.S.$6,494 in 2013 to U.S.$6,751 in 2017. Per capita GDP is affected principally by commercial activity, access to employment, and sustained growth in domestic demand. Per capita GDP in real terms decreased by 4.7% in 2013 and 1.3% in 2014, increased by 2.2% in 2015 and 2.9% in 2016, and decreased 1.4% in 2017.

Per Capita GDP(1)(2)

(in U.S. dollars, at current prices)

	For the 12 months ended December 31,
	2013	2014	2015	2016	2017
Per capita GDP	6,494.0	6,592.4	6,175.2	6,213.4	6,765.1

(1)	Without adjustment to reflect changes in purchasing power.
(2)	Preliminary data.

Source: Central Bank.

Principal Sectors of the Economy

The principal economic activities in Peru are services (including wholesale and retail trade, transportation and tourism), manufacturing, agriculture and livestock, and mining and hydrocarbons.

Gross Domestic Product by Sector

(in millions of soles, at constant 2007 prices)

	For the year ended December 31,
	2013(1)	2014(1)	2015(1)	2016(1)	2017(1)
Primary production:
Agriculture and livestock(2)	24,640	25,028	25,894	26,584	27,279
Fishing	2.445	1,762	2,042	1,836	1,921
Mining and hydrocarbons(3)	55,035	55,554	59,716	69,446	71,659

Total primary production	82,120	81,344	87,651	978,654	100,860
Secondary production:
Manufacturing	68,508	66,047	65,079	64,176	64,014
Electricity and water	31,356	31,960	30,101	29,154	29,789
Construction	7,804	8,185	8,671	9,307	9,413

Total secondary production	107,668	106,193	103,851	102,637	103,215
Services:
Wholesale and retail trade	49,984	52,193	54,217	55,199	55,767
Other services(4):
Transportation	24,396	25,033	26,065	26,980	27,761
Lodging	14,154	14,912	15,382	15,773	15,971
Telecommunications	15,958	17,363	18,917	20,524	22,162
Financial services and insurance	17,130	19,355	21,183	22,267	22,515

	For the year ended December 31,
	2013(1)	2014(1)	2015(1)	2016(1)	2017(1)
Services rendered to private enterprise	21,622	22,642	23,606	24,135	24,392
Government services and defense	21,849	23,040	23,840	24,791	25,690
Other services	59,172	61,723	64,363	66,883	69,416
Taxes	42,395	43,636	43,814	45,287	47,178

Total services	266,661	279,896	291,387	301,839	310,853

Total GDP	456,449	467,433	482,890	502,341	514,928

(1)	Preliminary data.
(2)	Includes forestry.
(3)	Includes non-metallic mining.
(4)	Includes taxes on products and import duties.

Source: Central Bank.

The following tables set forth the distribution of GDP in the Peruvian economy, indicating the percentage contribution to GDP and the growth rate for the periods shown for each sector, in each case compared to the prior year.

Gross Domestic Product by Sector

(as a percentage of GDP, at constant 2007 prices)

	For the 12 months ended December 31,
	2013(1)	2014(1)	2015(1)	2016(1)	2017(1)
Primary production:
Agriculture and livestock(2)	5.4	5.4	5.4	5.3	5.3
Fishing	0.5	0.4	0.4	0.4	0.4
Mining and hydrocarbons(3)	12.1	11.7	12.4	13.8	13.9

Total primary production	17.9	17.4	18.1	19.4	19.6
Secondary production:
Manufacturing	15.0	14.1	13.5	12.8	12.4
Construction	6.9	6.8	6.2	5.8	5.8
Electricity and water	1.7	1.8	1.8	1.9	1.8

Total secondary production	23.6	22.7	21.5	20.4	20.0
Services:
Wholesale and retail trade	11.0	11.2	11.2	11.0	10.8
Other services(4):
Transportation	5.3	5.3	5.4	5.4	5.4
Lodging	3.1	3.1	3.2	3.2	3.1
Telecommunications	3.4	3.5	3.7	3.9	4.1
Financial services and insurance	3.6	3.8	4.1	4.4	4.4
Services rendered to private enterprise	4.7	4.7	4.8	4.9	4.8
Government services	4.9	4.8	4.9	4.9	4.9
Other services	13.2	13.0	13.2	13.3	13.3
Taxes	9.1	9.3	9.3	9.1	9.0

Total other services	47.3	47.5	48.7	49.1	49.5

Total services	58.4	59.9	60.3	60.1	60.4

Total GDP	100.0	100.0	100.0	100.0	100.0

(1)	Preliminary data.
(2)	Includes forestry.
(3)	Includes non-metallic mining.
(4)	Includes taxes on products and import duties.

Source: Central Bank.

Gross Domestic Product by Sector

(percentage change from previous period, at constant 2007 prices)

	For the 12 months ended December 31,
	2013(1)	2014(1)	2015(1)	2016(1)	2017(1)
Primary production:
Agriculture and livestock(2)	2.7	1.6	3.5	2.7	2.6
Fishing	24.8	(27.9)	15.9	(10.1)	4.7
Mining and hydrocarbons(3)	4.9	(0.9)	9.5	16.3	3.2
Total primary production	4.7	(0.9)	7.8	11.7	3.1
Secondary production:
Manufacturing	5.0	(3.6)	(1.5)	(1.4)	(0.3)
Construction	9.0	1.9	(5.8)	(3.1)	2.2
Electricity and water	5.4	4.9	5.9	7.3	1.1
Total secondary production	6.1	(1.4)	(2.2)	(1.2)	0.6
Services:
Wholesale and retail trade	5.9	4.4	3.9	1.8	1.0
Other services(4):
Transportation	6.3	2.6	4.1	3.5	2.9
Lodging	6.5	5.4	3.2	2.5	1.3
Telecommunications	8.4	8.8	9.0	8.5	8.0
Financial services and insurance	9.4	13.0	9.4	5.1	1.1
Services rendered to private enterprise	6.9	4.7	4.3	2.2	1.1
Government services	3.5	5.4	3.5	4.0	3.6
Other services	4.2	4.3	4.3	3.9	3.8
Taxes	7.5	2.9	0.4	3.4	4.2
Total other services	6.1	5.1	4.2	4.0	3.4
Total services	6.1	5.0	4.1	3.6	3.0
Total GDP	5.8	5.0	3.3	4.0	2.5

(1)	Preliminary data.
(2)	Includes forestry.
(3)	Includes non-metallic mining.
(4)	Includes taxes on products and import duties.

Source: Central Bank.

During 2013, GDP grew 5.8%, compared to 2012, driven by growth in all sectors of the economy. Sectors showing a relatively high level of growth included commerce, 5.9%, construction, 9.0%, business services, 6.9%, transportation, 6.3%, communications, 8.4% and hospitality, 6.5%. During 2014, GDP grew 2.4%, as compared to 2013. This increase was primarily driven by growth in the commerce, 4.4%, financial services, 13.0%, business services, 4.7%, communications, 8.8% and utility services (including electricity, water and gas), 4.9%.

During 2015, GDP grew 3.3%, as compared to 2014, due primarily to increased activity in the primary sector, principally fishing and minerals mining, driven primarily by increased copper mining production in the deposits and mines of Antamina, Toromocho, Antapaccay and Cerro Verde, and the entry into production of the Constancia and Las Bambas.

During 2016, GDP grew 4.0%, compared to 2015, principally driven by increased activity in primary production, especially in the mining sector, which grew 21.2%, which includes higher production of copper from the Las Bambas and Cerro Verde mines. The non-primary sectors continued to be affected by a weak internal demand that translated into negative rates in sectors like construction and manufacturing, as well as deceleration in the commerce and services sectors.

During 2017, GDP grew 2.5%, principally driven by growth in primary production, especially in the fishing and mining sectors, and growth in other services such as transportation and telecommunications. Growth of the non-primary sectors continued to be driven by internal demand that translated into higher growth rates in sectors like construction, as well as contraction in the commerce and services sectors, while telecommunications services showed robust growth.

Primary Production

Primary production in Peru comprises agriculture and livestock, forestry, fishing, mining and hydrocarbon extraction. Of these, the most important activities in terms of their contribution to GDP were agriculture and livestock, which, together with forestry, accounted on average for 5.3% of GDP in the period 2013-2017 and mining and fuel production accounted on average for 12.8% of GDP during the same period.

During 2013, primary production grew by 4.7%, 2.3% higher than 2012, due to increased production in fishing and mining, and fuel. In terms of contribution to GDP, agriculture and livestock accounted for 5.3% in 2013. In total, the primary sector contributed 18.0% to GDP in 2013. During 2014, primary production decreased by 0.9% and contributed 17.4% to GDP, a decline of 5.2% compared to 2013, due to decreased production in fishing and mining and hydrocarbons. In terms of contribution to GDP, fishing accounted for 0.4% in 2014 and mining and hydrocarbons accounted for 11.7%.

During 2015, primary production grew by 7.8%, 8.7% higher than in 2014, due to the increased production in agriculture, livestock and fishing and mining. In terms of contribution to GDP, agriculture and livestock accounted for 5.4% in 2015. In total, the primary sector contributed 18.2% to GDP in 2015. During 2016, primary production grew 11.7%, 3.9% higher than in 2015, due to increased production in mining, agriculture and livestock sectors. In terms of contribution to GDP, mining and fuel accounted for 13.8% in 2016, and agriculture and livestock for 5.3% in total, while the primary sector contributed 19.5% to GDP in 2016.

During 2017, primary production grew 3.1%, 8.6% slower than in 2016, due to decreased activity in the mining and livestock sectors. In terms of contribution to GDP, mining and fuel accounted for 13.9% in 2017, and agriculture and livestock for 5.3% in total, while the primary sector contributed 19.6% to GDP in 2017.

The following table presents the production of selected primary goods for the periods presented.

Selected Primary Goods Production

(in millions of soles, at constant 2007 prices)

	For the 12 months ended December 31,
	2013(1)	2014(1)	2015(1)	2016(1)	2017(1)
Agriculture:
Cotton	211	236	179	116	60
Rice	2,487	2,366	2,574	2,586	2,487
Coffee	1,226	1,064	1,207	1,346	1,035
Sugar cane	646	670	600	575	553
Corn	1,491	1,396	1,538	1,367	1,370
Potato	2,067	2,125	2,130	2,039	2,141
Wheat	188	179	176	156	157
Vegetables	1,216	1,178	1,208	1,152	1,148
Fruits	3,313	3,517	3,656	3,972	3,890
Tubers	1,003	1,016	1,033	981	983
Other agricultural(2)	4,803	5,044	4,858	5,047	5,206

Total agriculture	18,652	18,791	19,159	19,340	19,629
Livestock:
Poultry	5,518	6,044	6,531	6,900	7,181
Eggs	1,081	1,108	1,193	1,238	1,283
Milk	1,504	1,529	1,582	1,624	1,672
Lamb	—	—	—	—	—
Pork	609	642	677	708	748
Beef	1,630	1,679	1,677	1,627	1,604
Other(2)	867	863	826	852	809

Total livestock	11,209	11,865	12,486	12,951	13,297
Fishing	2,445	1,762	2,042	1,836	1,921

(1)	Preliminary data.
(2)	Includes secondary production.

Source: Production Ministry.

Agriculture and Livestock

The Peruvian agriculture and livestock sector is dominated by small-scale producers. Approximately 16.8% of Peru’s land area is devoted to arable production and permanent crops. Subsistence farming predominates and productivity is low due to drainage and salinity problems, although productivity generally increased during the 1990s. The agriculture and livestock sector in recent years generally has grown at a rate lower than growth in GDP. Growth in the sector was 2.7% in 2013, 1.6% in 2014, 3.5% in 2015, 2.7% in 2016 and 2.6% in 2017.

Peru’s main agricultural products are potatoes, corn, rice, coffee, fruits and vegetables, which together accounted for approximately 64.4% and 64.6% of agricultural production in 2016 and 2017, respectively. Peru’s traditional agricultural products include cotton, sugar, coffee and rice. Agricultural production has increasingly focused on non-traditional export products destined primarily for the winter markets of Europe and the United States. The northern coast of Peru is the main area for cultivation of non-traditional export crops such as asparagus, mangos, passion fruit and oranges. Animal husbandry – sheep, poultry and cattle – is predominant in the south.

Peru’s main agricultural export products are coffee, cotton and sugar, which together accounted for approximately 10.5% and 11.5% of agricultural production in 2016 and 2017, respectively. Other important export crops include cocoa, blueberries, olives and asparagus. In recent years, production of fruit, particularly mangos, grapes and avocados, for the export market has increased. Cotton, rice and sugar are produced for both the domestic and the export markets.

The following table provides the annual percentage change in production of selected primary goods for the periods presented.

Selected Primary Goods Production

(percentage change from previous period, at constant 2007 prices)

	For the 12 months ended December 31,
	2013(1)	2014(1)	2015(1)	2016(1)	2017(1)
Agriculture:
Cotton	(25.5)	11.9	(24.1)	(35.3)	(48.5)
Rice	0.1	(4.9)	8.8	0.5	(3.8)
Coffee	(20.1)	(13.2)	13.5	11.5	21.5
Sugar cane	6.0	3.6	(10.3)	(3.7)	(4.4)
Corn	2.4	(6.4)	10.1	(11.1)	0.2
Potatoes	2.3	2.8	0.2	(4.3)	5.0
Wheat	1.7	(4.9)	(1.9)	(11.0)	0.2
Vegetables	4.7	(3.1)	2.6	(4.7)	(0.4)
Fruits	12.8	6.1	4.0	8.6	(2.1)
Tubers	(0.4)	1.3	1.7	(5.0)	0.2
Other agricultural(2)	0.2	5.0	(3.7)	3.9	3.1

Total agriculture	1.0	0.7	2.0	0.9	1.5
Livestock:
Poultry	2.7	9.5	8.1	5.6	4.1
Eggs	11.4	2.5	7.7	3.8	3.6
Milk	0.9	1.7	3.4	2.7	2.9
Lamb	—	—	—	—	—
Pork	1.8	5.3	5.6	4.5	5.7
Beef	1.9	3.0	(0.1)	(3.0)	(1.4)
Other	(3.7)	(0.4)	(4.3)	3.3	(5.1)

Total livestock(2)	2.5	5.9	5.2	3.7	2.7

Fishing	24.8	(27.9)	15.9	(10.1)	4.7

(1)	Preliminary data.
(2)	Includes secondary production.

Source: Ministry of Production and MINAG.

In 2013, the agriculture and livestock sector grew by 2.7%, contributing 5.4% to GDP. The expansion in the agriculture sector during 2013 was due primarily to favorable climactic conditions and access to hydrological resources that provided for proper development environment for crops, along with higher prevailing market prices for Peru’s principal crops, incentivizing higher levels of production. The largest agricultural production increases were seen in mangoes, grapes, sugar cane, potatoes, yucca, cacao, corn, and oranges. In the livestock subsector, the largest increases were seen in eggs, poultry, cattle, and dairy products.

In 2014, the agriculture and livestock sector grew by 1.6%, contributing 5.4% to GDP. The small expansion in the agriculture sector during 2014 was due primarily to unfavorable climatic conditions, while access to hydrological resources provided for a proper development environment for certain crops, despite high market prices which incentivized higher levels of agricultural production. The largest agricultural production increases were seen in crops such as cotton, sugar cane, potatoes, and various fruits. In the livestock subsector, the largest increases were seen in eggs, poultry, cattle and dairy products.

In 2015, the agriculture and livestock sector grew by 3.5%, contributing 5.4% to GDP. This expansion in the agriculture and livestock sector was the result of increased production of livestock (poultry, eggs, milk, pork and beef) that was influenced in part by higher production of agricultural products such as corn, rice, fruits, coffee, avocados and cacao. Products such as corn, rice, grapes, cacao and bananas reached record production levels during 2015.

In 2016, the agriculture and livestock sector grew by 1.8%, contributing 5.2% to GDP. The expansion in the agriculture and livestock sector during 2016 was driven primarily by increased production of coffee and livestock such as poultry and pork.

The agricultural sector grew 2.6% in 2017, notwithstanding the adverse effects of the El Niño Costero phenomenon that persisted during the first nine months of the year. This growth was primarily driven by agricultural exports and improved production by agroindustrial companies and higher domestic consumption. Higher rainfall resulting from the El Niño Costero patterns generated increased water volumes at the principal reservoirs in the North Coast of the country that were available for agricultural use. The agricultural sector also registered increased production of poultry, beef and pork, as well as higher volume of eggs and milk primarily for internal consumption.

The Kuczynski administration’s strategy for the agricultural sector seeks to ensure the supply of food to the population and its continued contribution to growth in employment and as a source of foreign exchange that promotes macroeconomic stability. The role of the agriculture sector transcends the three levels of the Government (national, regional and local governments), based on a sectorial plan of agricultural development that guides its intervention in the whole territory of Peru.

Fishing

Fishing is a small part of the Peruvian economy, contributing 0.4% to GDP in 2016 and 0.4% in 2017. Traditional fish products, however, are Peru’s third largest single export after mining and petroleum and natural gas, accounting for 5.9% and 6.3% of total exports in 2016 and 2017, respectively, considering both traditional (fish meal and fish oil) and non-traditional exports (frozen crustaceans and mollusks, frozen fish, and prepared and canned food).

In the late 1960s, Peru was the world’s leading fish producer. Its importance as a leading exporter of fishmeal declined during the 1970s and early 1980s due to ecological factors and the adverse impact of pervasive overfishing. Peru has since recovered its position as one of the world’s leading fishmeal producers and exporters.

Peru’s fish-processing industry consists primarily of the processing of anchovies into fishmeal. The industry has suffered frequently from the destruction of fish stocks caused by changes in oceanographic conditions. The Government, from time to time, imposes seasonal fishing bans based on factors such as marine wildlife conditions and fish processing capacity. Although these bans limit fishing extraction, their adverse impact on fishing production is outweighed by the increased stock of protected species.

In June 2008, the regulatory structure of the fishing sector was changed from a global quota system to an individual fishing quota system per fishing entity, in order to allow efficient investment in the sector by private sector investors.

In 2013, the fishing sector grew by 24.8% compared to 2012 mainly due to an increase in production for direct human consumption. Similarly, the production of seafood products for indirect human consumption increased by 27.2% compared to 2012. The increase in production for direct human consumption was due in part to an increased catch of fresh fish, as well as the preparation of cured and canned fish, but was slightly offset by a 2.3% decrease in the frozen fish market. Anchovy catch for industrial consumption increased by 4,696 tons or 27.2% due to an increase in the maximum permissible capture for 2013 in the north-central zone of Peru.

In 2014, the fishing sector decreased by 27.9% as compared to 2013, mainly due to a 52.7% decrease in fishing for indirect human consumption which was primarily due to a decrease in the availability of anchovies, which decreased to 2.3 million tons in 2014 from 4.8 million tons in 2013, resulting from unusual variations in ocean temperatures. During 2014, fishing for direct human consumption increased 0.8% as compared to 2013.

In 2015, the fishing sector increased by 15.9% compared to 2014, mainly due to increased catches of anchovies for indirect human consumption that reached 3.7 million tons, an increase of 60.3% compared to 2014. Fishing of species for direct human consumption decreased by 4.4% during 2015 compared to 2014, primarily for frozen and canned fish products.

In 2016, the fishing sector decreased 10.1%, mainly due to a decrease of 24.4% in fish catch for industrial consumption and 0.5% for human consumption that resulted from greater restrictions imposed on fishing activity to allow for the recovery of fisheries. The production of canned fish increased by 35.5% compared to 2015. Inland fishing increased by 10.0% mainly due to the increased fish catch for fresh consumption.

In 2017, the fishing sector grew 4.7% mainly as a result of higher catches of anchovy during the first half of the year. The distribution, volume and growth of anchovy stock were not adversely affected by the El Niño Costero phenomenon. Anchovy catches for industrial consumption grew from 2.7 million metric tons in 2016 to 3.2 million metric tons in 2017.

Mining and Hydrocarbons

In 2013, the mining and hydrocarbons sector grew by 4.9% primarily due to increases in the production of metals, which increased by 2.2%. This increase in the production of metals was driven largely by higher levels of output of copper, zinc, and silver. The hydrocarbon subsector grew by 6.2% due to increases in the production of liquid hydrocarbons and natural gas. Production of copper, liquid hydrocarbons, and natural gas all reached record levels in 2013 for Peru.

The mining and hydrocarbons sector decreased slightly in 2014 by 0.9% as compared to 2013 due to a 2.1% decrease in metal mining production, mainly due to the low level of production of gold, molybdenum, zinc and tin. This decrease was partially offset by a 4.0% increase in the hydrocarbons sector, mainly due to the increased production of crude oil and natural gas. In 2015, the mining and hydrocarbons sector grew 9.5% compared to 2014 primarily as a result of the expansion of metal mining activity that result in higher volume of copper, partially offset by a decrease in production in the hydrocarbon sub-sector.

In 2016, the mining and hydrocarbons sector grew 16.3% mainly due to the expansion of metal mining activity through the increased production of copper, molybdenum, gold, silver and iron. Mining and hydrocarbon production grew by 3.2% in 2017, driven by the mining subsector which grew by 4.2% despite the 2.4% contraction of the hydrocarbon subsector.

Mining

Peru is a leading producer of gold, silver, tin, copper, lead and zinc in Latin America. In 2017, mining constituted a small part of the country’s GDP, contributing 9.8% to GDP. Mineral products are Peru’s main export, accounted for 58.8% and 60.5% of total exports by value in 2016 and 2017, respectively. Gold and copper accounted for 20.0% (U.S.$7.4 billion) and 27.5% (U.S.$10.2 billion) of total exports by value, respectively, during 2016 and 17.8% (U.S.$8.0 billion) and 30.8% (U.S.$13.8 billion) of total exports by value, respectively, during 2017. In addition, copper accounted for 46.7% of total mining exports in 2016 and 50.7% in 2017.

Between 2013 and 2017, investment in the mining sub-sector totaled approximately U.S.$31.0 billion, with average annual investment of U.S.$6.2 billion. Investments during 2013, 2014, 2015, 2016 and 2017 were U.S.$8.9 billion, U.S.$8.1 billion, U.S.$6.8 billion, U.S.$3.3 billion and U.S.$3.9 billion, respectively. The most important projects during the period from 2013 through 2017 were:

•	the Antamina copper and zinc project, with investments of U.S.$539.3 million in 2013, U.S.$328.3 million in 2014, U.S.$280.9 million in 2015, U.S.$247.9 million in 2016 and U.S.$214.0 million in 2017;

•	development of the Alto Chicama gold mine, with investments of U.S.$73.0 million in 2010, U.S.$145.0 million in 2011, U.S.$190.5 million in 2012, U.S.$144.2 million in 2013;

•

the expansion of the Cuajone and Toquepala copper projects, with investments of U.S.$387.1 million in 2013, U.S.$329.4 million in 2014, U.S.$302.8 million in 2015, U.S.$581.7 million in 2016 and U.S.$672.8 million in 2017;

•	the Yanacocha gold mine, with investments of U.S.$303.8 million in 2013, U.S.$103.8 million in 2014, U.S.$142.2 million in 2015, U.S.$81.0 million in 2016 and U.S.$49.1 million in 2017;

•

the expansion of Cerro Verde copper mine, with investments of U.S.$1,073.2 million in 2013, U.S.$1,743.9 million in 2014, U.S.$1,617.1 million in 2015, U.S.$154.9 million in 2016 and U.S.$302.6 million in 2017;

•	the expansion of the Chinalco mine, with investments of U.S.$1,188.0 million in 2013, U.S.$448.8 million in 2014, U.S.$396.8 million in 2015, U.S.$146.1 million in 2016 and U.S.$127.2 million in 2017;

•

the expansion of the MMG las Bambas mine, with investments of U.S.$1,708.6 million in 2013, U.S.$1,635.8 million in 2014, U.S.$1,503.9 million in 2015, U.S.$299.4 million in 2016 and U.S.$158.0 million in 2017;

•	the expansion of the Milpo mine, with investments of U.S.$73.2 million in 2013, U.S.$61.4 million in 2014, U.S.$18.4 million in 2015, U.S.$35.0 million in 2016 and U.S.$22.5 million in 2017;

•

the contraction of the Glencore Tintaya mine, with investments of U.S.$626.7 million in 2013, U.S.$570.4 million in 2014, U.S.$569.1 million in 2015, U.S.$146.7 million in 2016 and U.S.$198.3 million in 2017; and

•

the expansion of the Hudbay Peru mine, with investments of U.S.$531.8 million in 2013, U.S.$735.9 million in 2014, U.S.$304.6 million in 2015, U.S.$117.4 million in 2016 and U.S.$157.5 million in 2017.

During 2013, mining activity grew by 4.3%. This growth was driven largely by technical as well as operational improvements, the execution of various expansion and modernization projects, and the construction of new productive mines including Antapaccay, Brexia Goldplata Peru, Apumayo and Trevali Peru. The addition of new mines entering production in 2013 partially compensated for reduced levels of ore grade in certain mines, the depletion of deposits in older mines, and lower mineral prices in the international markets for Peru’s primary minerals.

During 2014, mining activity contracted by 2.2%, primarily as a result of reduced metallic content in extracted minerals and new legal requirements that began to apply in the mining regions, as well as the closing of the Pierina unit operated by Barrick at Misquichilca, lower production by individual producers at the Madre de Dios mine, the exhaustion of certain mine properties, the temporary shutdown and cuts in production by several mine operators resulting from reduced profitability of their operations in an environment of adverse prevailing international prices for mining products.

During 2015, mining activity increased 15.7%, as compared to a decrease of 2.2% in 2014. This increase in 2015 resulted primarily from greater activity in metals mining that generated greater production volumes, particularly for copper, silver and iron ore. During 2016, mining activity increased 21.2% primarily as a result of higher copper production (40.1%) that was generated by the Las Bambas mine and the expansion of the Cerro Verde mine.

The 3.2% growth of the mining subsector was primarily attributable to growth of copper production, particularly at the Toromocho and Las Bambas mines, and production of zinc at the Atamina mine. The reduced growth rates of the sector relative to 2016 was due to the end of the positive effect on growth rates generated by the start of operations at the Cerro Verde and Las Bambas mines during the third quarter of 2015 that carried into 2016, generating 16.6 percentage points of growth of the mining sector in 2016.

Hydrocarbons

The hydrocarbons sub-sector, which encompasses petroleum and natural gas production, currently constitutes a minor part of the Peruvian economy. Petroleum companies operating in Peru are oriented towards the exploration and development of oil fields located mainly in the Amazon jungle. A major part of Peruvian production consists of heavy crude oil that is primarily exported and light crude oil that is used in local refineries. Petroleum products for industrial and residential use are supplemented with imports. Between 2010 and 2014, petroleum production increased due to increased capital investments by new petroleum companies entering the Peruvian petroleum market, leading to the drilling, evaluation and exploration of 111 new wells in Peru during this period.

As of December 31, 2016, Peru had approximately 16.1 trillion cubic feet of proven reserves of natural gas of which approximately 2.3 trillion cubic feet was developed in the period from 2013 through 2017. In the same period, natural gas production increased approximately 6.0%, from 430.6 billion cubic feet in 2013 to 456.2 billion cubic feet in 2017. This increase was due mainly to the development of the Camisea gas field, which started production in mid-2004, and the expansion of the operations of Pluspetrol Perú Corporation.

Peru’s natural gas reserves are concentrated in the Camisea gas field, which is located approximately 300 miles east of Lima. In February 2000, the Government granted a 40-year operating concession over the Camisea gas field to the private consortium Pluspetrol-Hunt Oil-SK Corporation. Under the concession, the Government receives royalties equal to 37.2% of the profits generated by the project. In October 2000, the Government granted concessions over the distribution and transportation of Camisea’s natural gas to a private consortium led by the Argentine company Techint. The Camisea natural gas project officially began operation in the first week of August 2004.

The Camisea project, which includes drilling, transporting, processing and selling of natural gas, contributed 84.1% of the natural gas production and 86.5% of the liquid hydrocarbon output in 2017. The Camisea project decreased Peru’s production of natural gas by 7.3%, to 1.252 billion cubic feet per day in 2017, as compared to 1.351 billion cubic feet per day in 2016.

On September 7, 2004, Perú-Petro, Peru’s state-owned hydrocarbons investment company, signed an agreement with a consortium including the members of the Camisea consortium (Pluspetrol-Hunt Oil-SK Corporation), Tecpetrol and Sonatrach, providing for a U.S.$500.0 million investment in the development of Peru’s block 56 gas field, located northeast of the Camisea development in the Amazon region in central Peru. Block 56, called Pagoreni or Camisea-2, has 3.4 trillion cubic feet of proven gas reserves and 227.0 million barrels of natural gas liquids. Development of the Pagoreni gas field commenced in June. In October 2008, the Pagoreni gas field started production with a total investment of approximately U.S.$872 million.

In 2013, Perú-Petro contributed 53.4% of the natural gas production and 36.5% of the liquid hydrocarbon output in 2013, 41.8% of the natural gas production and 41.1% of liquid hydrocarbon output in 2014, 35.0% of the natural gas production and 34.8% of the liquid hydrocarbon output in 2015, 33.4% of the natural gas production and 35.1% of the liquid hydrocarbon output in 2016, and 33.2% of the natural gas production and 32.5% of the liquid hydrocarbon output in 2017.

In 2003, the project to build and operate a U.S.$3.8 billion liquid natural gas, or LNG, plant, marine loading terminal and gas supply pipeline was granted to Peru LNG, a special purpose vehicle owned by Hunt Oil Company, which owns a majority stake in the entity and also is the operator, SK Energy, Repsol YPF and Marubeni. The project was completed in May 2011. The project produces LNG from natural gas sourced from Camisea blocks 56 and 88 and is exported to Mexico. In 2013, revenues from exports of natural gas increased to U.S.$1,371.8 million from U.S.$1,330.6 million in 2012. It is projected that revenues from exports will be over U.S.$1.4 billion a year through 2027. The supply contract with Mexican offtakes is for a term of 15 years and provides that Peru LNG will supply an aggregated 4.2 trillion cubic feet of liquefied natural gas during the term of the contract.

In 2013, the hydrocarbon sector grew 7.2% as compared to 2012, mainly due to higher levels of production of liquid hydrocarbons and natural gas, reaching record levels of production of these products. In 2014, the hydrocarbon sector grew 4.0% as compared to 2013, mainly due to higher levels of production of liquid hydrocarbons and natural gas.

During 2015, the hydrocarbons sector contracted by 11.5% compared to 2014, following a continuous increase over the prior years. Lower production of hydrocarbons was primarily a result of lower exports of petroleum and liquefied natural gas that was driven by lower international prices for those exports during 2015 and also led to reduced exploration and production activity.

During 2016, the hydrocarbons sector contracted 5.1% compared to 2015 due to lower production of hydrocarbons that resulted from lower exports of crude in the context of a sustained industry-wide global crisis that began in 2015 that was offset in part by higher production of natural gas which reached historic levels, and growth in liquefied natural gas production.

In 2017, the hydrocarbons subsector continued to contract by 2.4% compared to 2016, mainly as a result of lower production of natural gas and liquefied gas which recorded reduced volume of 7.7% and 7.4%, respectively. Natural gas production was affected by reduced volumes from Camisea blocks 56 and 88 which are operated by Pluspetrol. Production of petroleum recovered after two years of contraction, growing by 7.8% in 2017, principally as a result of increased production at Camisea block 8 which re-initiated operations in February 2017 following temporary suspension from September to November 2016 in the face of protests by local indigenous communities. Petroleum production remained below the levels of 69,000 barrels per day recorded in 2014.

Secondary Production

Manufacturing

The principal components of the manufacturing sector are:

•	primary manufacturing, consisting principally of:

➢	processing sugar;

➢	processing meat products;

➢	producing fishmeal, fish oil and other fish products;

➢	refining non-ferrous metals; and

➢	refining petroleum; and

•	non-primary manufacturing, consisting principally of:

➢	producing food, drinks and tobacco;

➢	producing textiles, leather products and footwear;

➢	producing paper products;

➢	producing chemical, rubber and plastic products;

➢	refining non-metallic minerals;

➢	producing iron and steel; and

➢	manufacturing machinery, equipment and metal products.

In 2013, the manufacturing sector grew by 5.0% as compared to 2012, primarily due to non-primary manufacturing activity, which grew by 3.7% and primary manufacturing activity, which grew by 8.6%. In 2014, the manufacturing sector decreased by 3.6%, primarily due to primary manufacturing activity, which decreased by 9.3%, and a 1.5% decrease in non-primary manufacturing. In 2015, the manufacturing sector decreased 1.5% compared to 2014 primarily due to a 2.6% decrease in non-primary manufacturing. In 2016, the manufacturing sector contracted by 1.4% compared to 2015 due to decreased activity in the primary and non-primary sectors, which contracted 0.6% and 1.6%, respectively.

In 2017, the manufacturing sector contracted by 0.3% compared to 2016, mainly as a result of a 0.9% reduction in non-primary production attributable to lower textile production that resulted from reduced textile exports and lower output of capital goods for domestic consumption. Primary manufacturing grew by 1.9% in 2017 compared to 2016.

Primary manufacturing

In 2013, the primary manufacturing sector grew by 8.6%, due in part to favorable market conditions for non-ferrous precious metals, sugar refining and fishmeal and oil products. In 2014, primary manufacturing decreased by 9.3% as compared to 2013, mainly due to a 63.0% decrease in production of processed and preserved fish, crustaceans and mollusks due to the decreased availability of anchovies; and a 5.1% decrease in production of precious metals and other non-ferrous metals due in part to a decrease in demand for rough gold in the United States, Switzerland, Italy, Canada and India, alloyed and unalloyed silver in the United States and refined copper in Brazil and China. This decrease was partially offset by a 3.3% increase in production of refined petroleum products due to increased demand for heavy oil (Residual 6) in the United States, Costa Rica, El Salvador and Guatemala, liquid propane gas in Japan and kerosene in the Virgin Islands, Puerto Rico and Argentina; a 7.2% increase in production of processed and preserved meats due to increased demand for animal meat, hides and skins in Vietnam; and a 2.5% increase in production of processed sugar due to higher yields achieved by the La Libertad and Lima sugar companies.

In 2015, primary manufacturing increased 1.8% as compared to 2014, mainly due to a 53.0% increase in the production of fishmeal and fish oil and a 7.9 in the production of milled rice. In 2016, primary manufacturing decreased 0.6% mainly due to lower fish production and increased preservation which resulted in stricter fish catch quotas being imposed in 2016. This decrease was partially offset by increased production of sugar, meat, precious metals and petroleum refining.

In 2017, the primary manufacturing sector grew 1.9% compared to 2016, mainly as a result of (i) increased production in the fishing sector, principally fishmeal and fish oil which was driven by increased availability of anchovies and (ii) higher production of petroleum particularly at the La Pampilla refinery that increased its installed processing capacity from 95,000 barrels per day to 117,000 barrels per day while reducing sulphur levels. These increases were offset by (i) reduced refining volumes of non-ferrous metals, particular copper cathodes from Cerro Verde that resulted from reduced availability of copper oxides, (ii) lower volumes of refined zinc from the Cajamarquilla refinery which suspended operations in March and April as a result of inclement weather generated by the El Niño phenomenon, and (iii) lower production of milled rice and sugar which were both affected by the adverse climate generated by El Niño.

The following table provides information regarding primary manufacturing production for the periods presented.

Primary Manufacturing Production

(percentage change from previous period, at constant 1994 prices)

	For the 12 months ended December 31,
	2013	2014	2015(1)	2016(1)	2017(1)

Milled rice	0.1	(4.9)	8.8	0.5	(3.9)
Sugar	6.2	2.5	(9.6)	5.1	(5.6)
Meat products	2.2	7.2	5.8	4.4	2.7
Fishmeal and fish oil	24.3	(52.0)	53.0	(19.3)	15.7
Canned and frozen fish products	(3.9)	1.9	(17.4)	(6.1)	0.3
Refining of non-ferrous metals	12.8	(5.1)	(5.5)	1.3	(2.7)
Petroleum refining	(2.8)	3.3	0.4	6.3	8.3
Overall change	8.6	(9.3)	1.8	(0.6)	1.9

(1)	Preliminary data.

Source: INEI and Central Bank.

Non-primary manufacturing

In 2013, non-primary manufacturing grew 3.7% compared to 2012, due to increased production of chemical rubber, which grew by 7.7% increased by 17.1% in equipment and metal products. These increases were offset by a 5.0% decrease in the output of textiles and leather. Growth in production of intermediary goods was largely influenced by increased demand in the construction sector, due to the consumption of metallic products for structural use, cement, plaster, and plastic products, among others.

In 2014, non-primary manufacturing contracted by 1.5% as compared to 2013, mainly due to a 6.5% decrease in the production of textiles and leather and a 7.2% decrease in the production of wood and furniture, which was partially offset by a 1.8% increase in the production of food and beverages and 2.2% in paper and paper products. In 2015, non-primary manufacturing contracted 2.6% as compared to 2014, mainly due to decreased demand for textile and leather goods which decreased by 5.5%, metallic products, machinery and equipment which decreased by 6.4%, and paper and paper products which decreased by 4.0% during 2015.

In 2016, non-primary manufacturing contracted 1.6% due to the decrease in production of consumer goods and intermediate goods, that was offset in part by the increase in capital goods. In 2017, non-primary manufacturing contracted 0.9% mainly as a result of the impact of El Niño which interrupted transportation, interfered with the supply chain and productive activity as roads, bridges and infrastructure were damaged or destroyed. Internal consumption grew 0.2% primarily as a result of increased manufacturing of footwear, food and paper products, partially offset by reduced production of consumer products such a toiletries and cleaning supplies that were affected by the relocation of one of the principal production facilities to Columbia. Exports in the sector contracted 1.9% mainly as a result of lower production of textiles, leather and woven goods which recorded a slight recovery in the final months of 2017, while manufacturing inputs decreased 3.2% due to lower production of wood products. Capital goods decreased 0.4%, primarily due to lower production of machinery and equipment given reduced demand for electric panels and cable that w affected by competition from imports.

The following table provides information regarding primary manufacturing production for the periods presented.

Non-Primary Manufacturing Production

(percentage change from previous period, at constant 2007 prices)

	For the 12 months ended December 31,
	2013	2014	2015(1)	2016	2017(1)

Food, drinks	1.0	1.8	—	0.1	1.3
Textiles, leather products and footwear	(2.8)	18.9	(5.7)	(4.4)	2.8
Wood and furniture	1.4	(7.4)	1.8	2.9	(12.1)
Paper products	0.6	2.3	(5.9)	2.6	(2.0)
Chemical, rubber and plastic products	9.0	1.5	(1.6)	0.3	(3.0)
Non-metallic minerals	2.8	(0.3)	(2.1)	(0.1)	(0.5)
Iron and steel production	7.3	5.5	(3.6)	2.2	4.5
Equipment and metal products	18.9	(4.9)	(3.9)	(9.2)	(0.8)
Other	14.7	(7.2)	(6.0)	(9.9)	15.0
Industrial services	54.4	(4.6)	(7.0)	(2.6)	(4.5)
Overall change	3.7	(1.5)	(2.6)	(1.6)	(0.9)

(1)	Preliminary data.

Source: INEI and Central Bank.

Construction

In 2013, the construction sector grew 9.0% and contributed 6.9% to GDP. The growth is associated with higher levels of internal consumption of cement and increased investment in ongoing infrastructure projects, including maintenance and improvements to the nationwide highway network. The construction sector expanded by 1.9% in 2014 and contributed 6.8% to GDP. This growth was mainly due to a 2.4% increase in domestic cement consumption and a 0.1% increase in investment in the physical advancement of public works.

During 2015, the construction sector decreased 5.8% and contributed 6.2% to GDP. The contraction was mainly due to decreased internal consumption of cement and cement products that resulted from reduced investment in mining projects due to the completion of works in process and interruption in other projects resulting from labor strikes and civil demonstrations. In addition, public work advances reduced construction activity by 26.1% from local government, 12.6% from regional governments and by 3.2% from the national government, in each case, as compared to 2014.

In 2016, construction activity decreased 3.1% compared to 2015 and contributed 5.8% to GDP. This contraction in 2016 was primarily due to a decrease in internal consumption of cement products, decreased investment in mining projects, decreased investment in commercial and prefabricated products, and a slowdown in progress of public projects, including in connection with corruption scandals and decreased investment in national and regional government projects.

In 2017, construction activity grew 2.2% as investment grew in the second half of the year following a slowdown caused by the El Niño impact that reduced the rate of public investment during the first half of the year. The recovery in construction investment resulted in increased consumption of cement which increased by 0.3% for residential and commercial centers as well as public works which increased by 7.5%.

Electricity, Water and Gas

From 2013 to 2017, the electricity, gas and water sector contributed 1.8% on average to GDP. In 2017, the electricity, water and gas sector increased by 1.1%, mainly due to a 1.5% increase in the electricity subsector, offset by a 5.6% decrease in the gas subsector and a decrease of 0.6% increase in the water subsector.

Electricity

The electricity sub-sector in Peru was traditionally under the control of the public sector until Peru deregulated and privatized the industry in the early 1990s. The deregulation and privatization of the electricity sub-sector included segregating it into production, distribution and transmission. The Government initially focused most of its deregulation and privatization efforts in energy production and distribution segments, but gave open access to Peru’s transmission grid. The Government also granted concessions of the Mantaro-Socabaya transmission line in 1998 and of its Southern Power Grid in 1999. In 2001, concessions for the construction, maintenance and operation of power lines were granted to La Oroya-Paragsha-Antamina and Aguaytía-Pucallpa. Growth in the electricity sub-sector has resulted primarily from the expansion of the power grid, lower fuel prices and the introduction of more efficient centers to the system.

In 2013, the electricity sub-sector grew 6.5%. Thermo-electric generation for public use increased by 13.4%, due to increased output from the Kallpa, Ventanilla, Chilca 1, Santa Rosa, and Ilo plants, among others. Additionally, the generation of hydroelectric power increased by 1.0%. The following companies increased production in 2013: Enersur, Kallpa Generación, Egasa, San Gaban, SN Power Peru, Electro Oriente, Egesur and Electro Ucayali.

In 2014, the electricity sub-sector grew 4.5% in terms of energy produced. Based on data published by INEI, electricity production for public consumption increased 10.8% during 2014, principally generation by thermo-electric facilities at Kallpa, Ventanilla, Chilca, Santa Rosa and Ilo. Electricity generation by hydro-electric plants decreased 0.6% during 2014 primarily as a result of lower water levels at the principal rivers including Chili, Junín and Arista. Thermo-electric power accounted for 48.5% of total electricity generated during 2014, while hydro-electric power represented 50.4%.

In 2015, the electricity sub-sector grew 7.5% compared to 2014 primarily due to increased production of electricity, as well as from new generation projects that commenced operations during 2015 including hydro-electric plants, the Lambayeque thermo-electric plant and the new biomass plant in Lima. In 2016, the electricity sub-sector grew 8.3% compared to 2015 in terms of total energy produced. Regarding total generation, electricity generated by thermo-electric plants grew by 13.0%.

In 2017, the electricity sub-sector grew 1.5% compared to 2016 in terms of total energy produced. Total generation by hydroelectric plants grew 20.0% driven primarily by higher levels of water available at four of the principal generating facilities, while thermoelectric power generation decreased by 16.4%.

The following table provides information regarding the development of the electricity sub-sector for the years shown.

Principal Economic Indicators for the Electricity Sector

	As of December 31,
	2013(1)	2014(1)	2015(1)	2016(1)	2017(1)
Production of electricity sector (in GW/hr):
Thermal	18,871	20,792	21,644	24,479	20,458
Hydroelectric	21,644	21,302	23,066	23,520	28,123

Wind	—	241	591	1,054	1,065
Photovoltaic	—	—	232	242	227
Total generation (in GW/hr)	40,514	42,336	45,533	49,295	49,873
Losses, transmission and distribution (in GW/hr)	3,125	3,117	2,835	3,548	3,040
Energy production (in millions of U.S.$)	1,305	1,363	1,466	1,587	1,606
Energy sale income (in millions of U.S.$)	3,512	3,886	4,047	4,278	4,422
Consumption by economic sector (in GW/hr):
Residential	8,368	8,682	8,930	9,124	9,261
Industrial	19,195	19,925	21,922	26,040	27,820
Government	854	906	938	953	989
Commercial	7,302	7,735	7,966	7,166	5,911

Total consumption	35,719	37,248	39,756	43,283	43,981

(1)	Preliminary data.

Source: OSINERGMIN.

Water

The Government is responsible for water and sanitation services in Lima while Peru’s various municipalities are responsible for providing water and sanitation services in the urban and suburban areas of their respective jurisdictions. The central and municipal governments designate special service companies, which may be private, government-owned or mixed ownership, to provide water and sanitation services. In rural areas, communal administrative commissions are in charge of providing water supply and sanitation services. The provision of sanitation water services is regulated by the Superintendencia Nacional de Servicios de Saneamiento, or National Superintendence for Sanitary Services.

In 2013, the water sub-sector grew by 0.8% due to increased production by EPS Grau (Piura), Sedapar (Arequipa), and Seda Chimbote (Ancash). In 2014, water production grew 1.5% and in 2015 by 3.4% due to increased production of potable water at Seda Chimbote (4.2%), Sedalib (3.4%), Sedapar (3.4%), Sedapal (3.7%) and EPS Grau (0.3%), partially offset by 1.6% decrease in the activity of the Lima and Callao wells.

In 2016, water production increased 0.6% mainly due to increased production of potable at the Sedapar, Sedalib, Sedapal and EPSEL facilities. In 2017, water production decreased 0.6% mainly as a result of reduced production at the Sedapar, Sedalib, EPSEL, EPS Grau and Seda Chimbote facilities.

Gas

In 2015, the gas sub-sector grew 1.2 due to a 1.5% increase in demand for gas from electricity generators and a 2.8% increase in demand for natural gas for vehicles. In 2016, the distribution of gas increased 9.2% due to an increase in demand for gas from electricity generators, and the distribution of vehicular natural gas increased by 12.7%. In 2017, the distribution of gas contracted by 5.6% mainly as a result of lower demand from electricity generators which contracted by 12.0% and reduced distribution of vehicular natural gas that decreased by 0.9%.

Services

Wholesale and Retail Trade

Wholesale and retail trade grew 5.9% in 2013, 4.4% in 2014, 3.9% in 2015, 1.8% in 2016 and 1.0% in 2017. During the five-year period from 2013 through 2017, this sector contributed on average 11.0% per year to GDP, making it the second most important sector of the economy.

In 2013, wholesale and retail trade increased by 5.9% due primarily to greater growth in automobile, wholesale, and retail sub-sectors. Automobile sales increases were driven by favorable credit terms and publicity campaigns. Repair and maintenance of vehicles, as well as spare and replacement parts, grew alongside increased automobile sales. Increased sales in machinery and equipment geared towards construction and mining industries, as well as computers, cellular phones, and computing equipment drove increases in wholesale. Retail sales increases were bolstered by growth in shopping malls and supermarkets.

In 2014, wholesale and retail trade increased by 4.4% due primarily to a 5.4% increase in wholesale commerce, including an increase in the sale of household goods, audio and video equipment, paper and other office supplies, machinery, medical, electrical and occupational safety equipment, food, beverages, tobacco, agricultural raw materials, computers and computer equipment and programs, and a 5.0% increase in retail commerce, including an increase in the sale of hardware, paint, glass, agrochemicals, optics, veterinary products, jewelry, computers, peripheral units, software, telecommunications equipment and automotive fuel and increased sales in non-specialized stores such as supermarkets, which was partially offset by a 5.3% decrease in the maintenance and repair of automobiles.

In 2015, wholesale and retail trade increased by 3.9% driven primarily by the continued expansion of wholesale trade by 4.8% principally related to increased sales of machinery and equipment, raw materials, fuels and agricultural products. In addition, growth in other services was also affected, to a lesser extent, by sales of gasoline driven by expansion of gasoline service stations nationwide, partially offset by a 3.0% decrease in sales of cars. In 2016, wholesale and retail trade increased 1.8% due to the increase in wholesale and retail trade. However, car sales showed negative tendencies.

In 2017, wholesale and retail trade increased by 1.1% driven mainly by an increase of 1.1% in wholesale and retail trade and of 1.0% in vehicle maintenance and repairs.

Other Services

The private sector in Peru offers a variety of services constituting the “Other Services” sector of Peru’s economy that in aggregate is an important part of the Peruvian economy. The Other Services sector includes services to companies, government services, transportation and communication, healthcare and education services, tourism and financial services. In aggregate, this sector grew 6.1% in 2013, 5.1% in 2014, 4.2% in 2015, 4.0% in 2016 and 3.4% in 2017. For a description of the evolution of the financial services sub-sector between 2013 and 2017, see “The Monetary System—Financial Sector”.

The other services sector accounted for 47.5% of GDP in 2013, 48.7% of GDP in 2014, 49.1% of GDP in 2015, 49.1% of GDP in 2016 and 49.5% of GDP in 2017.

Transportation and Telecommunications

The transportation and telecommunications sub-sector has grown each year since 2008 due to sustained domestic demand for telephone services. Due to greater dynamism in the transportation sub-sector the communications sub-sector grew at a compound annual rate of 5.8% in the period from 2013 to 2017. From 2013 to 2017, the number of subscribers to telecommunications services increased by approximately 9.2 million.

In 2013, the transportation and telecommunications sector grew 7.1% due to an increase in the transportation sub-sector, driven by land transport (cargo and passengers), as well as air traffic (cargo and passengers). Growth in the communications sub-sector was driven by increased cellular traffic, although slightly attenuated by a decrease in land-line telephone traffic. In 2014, the transportation and telecommunications sector grew 5.1%, consisting primarily of transportation-related growth, due to an increase of 3.3% in warehousing and messenger activity. Growth in cargo and passenger transport and pipeline activity positively affected growth in the sector. Air and land cargo activity also grew in 2014. Growth in the telecommunications sub-sector grew 8.7% drive mainly by growth in internet usage, in subscription television, and in telephone and data transmission service.

In 2015, the transportation and telecommunications sector grew 6.1% due to increased activity in transportation of 4.1%, land transportation (cargo and passengers), and telecommunication growth of 9.0% principally as a result of a growth in mobile services, partially offset by other information technology services. In 2016, the transportation and telecommunications sector grew 5.6%, due to a 3.5% increase in transportation and an 8.5% growth in telecommunications.

In 2017, the transportation and telecommunications sector grew by 5.1% compared to 2016, mainly as a result of the 3.4% growth in transportation and of 1.7% in warehousing activity. The telecommunications industry grew by 8.0% driven by growth in mobile services of 10.9%, offset by a 3.8% reduction in other information services.

Telecommunications. The following table provides information on the evolution of the telecommunications sector.

Summary of Telecommunications Sector

	For the 12 months ended December 31,
	2013	2014(1)	2015(1)	2016(1)	2017(1)

Fixed wire lines in service	3,048,040	3,034,771	2,965,474	2,921,273	2,921,338
Cellular phones	29,953,848	31,876,989	34,235,810	37,719,697	39,131,588
Public phones	213,707	207,035	190,575	157,028	145,790

(1)	Preliminary data.

Sources: OSIPTEL.

Tourism

See “Balance of Payments and Foreign Trade—Services Trade” below for information on the tourism sub-sector.

Public Administration

Privatization and the Role of the State in the Economy

Privatizations and Concessions

In 1991, Peru initiated an ambitious privatization program beginning with the enactment of various laws for the promotion of private investment. In 1991, in order to stimulate private investment, the Executive Branch enacted Legislative Decree No. 662, Ley de Promoción de la Inversión Extranjera, or the Foreign Investment Promotion Act, which authorized the Government to enter into legal stability agreements with foreign and domestic investors that invest at least U.S.$5 million, or U.S.$10 million in the case of mining and hydrocarbon sectors, within two years of the agreement. In 1991, the Executive Branch also enacted Ley Marco para el Crecimiento de la Inversión Privada, or the Private Investment Growth Framework Act. These investment laws provide for equal treatment of both national and foreign investors; automatic authorization of foreign investments, which must then be registered with Proinversión; the protection of the property rights of foreign investors; the free repatriation of property, dividends and profits; and the elimination of restrictions on the participation of foreigners in banks and insurance companies.

Since 1991, the Government has privatized most of its assets in the finance, fishing and telecommunications sectors. The Government has also made significant progress in privatizing the mining and hydrocarbons, manufacturing, electricity and agriculture sectors. The 269 privatizations and 72 concessions that have been completed in Peru since 1991 have generated investments of approximately U.S.$34.4 billion.

The pace of privatizations began to slow after 1996, when privatization proceeds reached record levels. This decline resulted in part from a shrinking supply of state-owned enterprises, President Fujimori’s retreat from unpopular privatization initiatives to gain support for his presidential bid and the political turmoil that accompanied President Fujimori’s reelection in 2000.

Upon taking office in July 2001, the Toledo administration sought to revitalize Peru’s privatization agenda by charging two special privatization committees to develop privatization programs for projects including highway networks, ports, airports and tourism, corrections facilities, mining and agricultural development. The privatization program was viewed unfavorably by a significant percentage of Peruvians, who were fearful they would lose their jobs due to privatizations and who were opposed to the sale of well-known state assets to non-Peruvians. This opposition forced the Government to back down from the privatization of the Egasa and Egesur electric plants in Arequipa in 2002. In order to quell opposition, the Government sought in 2002 to reach agreements with presidents of the regional governments regarding resumption of the privatization process. The first of these agreements was reached on June 16, 2003 with the regional government of Pasco to proceed with the privatization of a 30-year concession for the Yuncan hydroelectric plant. Following negotiations with affected regional governments, the central government resumed the privatization program in 2004.

In 2013, concessions and privatizations reached U.S.$230.8 million with U.S.$4.5 billion in projected future investments. Significant investments were made in telecommunications, energy, transportation, and irrigation. Of special importance were (i) the Energía de Centrales Hidroeléctricas Molloco project with an estimated investment of U.S.$600 million, (ii) the U.S.$1.0 billion concession for the Peruvian license for the 1700-1770 MHz and 2110-2170 Mhz spectrums, (iii) the U.S.$552.0 million investment in the highway infrastructure project Longitudinal de la Sierra Tramo 2 and (iv) the U.S.$573.7 million investment in the third stage of Chavimochic, a large-scale irrigation project.

In 2014, concessions and privatizations reached U.S.$10.0 billion and U.S.$344.4 million, respectively, in projected investments. Investments related to concessions were made in hydrocarbons, energy and transportation. Of special importance was the U.S.$5.1 billion Line 2 of Lima’s subway concession and the U.S.$3.6 billion South Peruvian Pipeline (Gasoducto Sur Peruano). In 2015, concessions and privatizations reached U.S.$528.2 million in projected investments. Investments related to concessions were made in the telecommunications and energy sectors. In 2016, concessions and privatizations reached U.S.$2,100 million in projected investments. Concessions were granted in the telecommunications sector and privatizations took place in the energy sector.

In 2016, concessions and privatizations reached U.S.$2.1 billion in projected investments. Concessions were granted in the telecommunications sector and privatizations took place in the energy sector.

In 2017, concessions and privatizations resulted in investments of U.S.$925.9 million, consisting of five telecommunications concessions accounting for U.S.$831.2 million of projected investments including development of transmission lines and high speed networks. In addition, one key project relates to the development of a river transport system involving navigation of the Huallaga, Marañón, Ucayali and Amazonas rivers which provides for projected investment of U.S.$94.7 million.

Role of the State in the Economy

As a result of the privatization program undertaken by the Fujimori administration during the 1990s, and continued during the Paniagua, Toledo and García administrations, the public sector played a more limited role in the Peruvian economy than it did in previous decades. The García administration supported the privatization and deregulation process, based on the view that sustainable economic growth is driven primarily by private investment. President Humala demonstrated continuity with the prior administrations’ economic policies. The Humala administration was also focused on promoting a broader agenda of social inclusion by developing social programs that benefit the poorest sectors of the population, reducing barriers to formalization and increasing the quality and access to certain public services. The administration of President Kuczynski, in turn, expects to implement a plan of structural reforms to achieve potential growth of 5.0% in the short-term through greater capital accumulation (unlocking infrastructure and simplifying investment) and capturing productivity gains (through increased formalization).

Employment and Labor

Employment

Formal Employment

A significant portion of the Peruvian population lacks regular full-time employment. Despite periods of economic expansion in recent years, unemployment and underemployment remain one of Peru’s most entrenched problems. The Government discontinued nationwide employment surveys after 2001. However, these statistics can be calculated using the National Household Survey.

Unemployment decreased from 5.0% in 2012 to 4.9% in 2014; increased in 2015 to 5.1%, in 2016 to 6.6% and 6.7% in 2017, employment resulting especially in labor intensive industries, such as agriculture, manufacturing and construction in the Lima metropolitan area. Regarding regional statistics for 2016, the urban unemployment rate of 6.5% in Peru is comparable with the rates in Argentina (8.5%), Brazil (13.0%), Chile (6.5%), Colombia (9.7%), Ecuador (6.8%) and Venezuela (7.5%). Despite relatively favorable unemployment performance, underemployment remains high, and is considered the most important problem in the Peruvian labor market. However, underemployment has been reduced in the last five years from 35.8% in 2013 to 33.5% in 2017.

Historically prevailing high levels of unemployment and underemployment have fueled social tensions and protests against privatizations and large industrial projects in the past. During 2013, there were 94 strikes in which 26,736 workers participated. The strikes affected sectors including mining (35.1%), manufacturing (29.1%), transportation and communication (8.5%), and public administration and defense (7.4%). During 2014, there were 95 strikes in which approximately 40,700 workers participated, resulting in the loss of approximately 3.2 million labor hours.

During 2015, there were 47 strikes in which approximately 32,066 workers participated, resulting in the loss of approximately 1.9 million labor hours. During 2016, there were 41 strikes in which approximately 20,463 workers participated, resulting in the loss of approximately 3.1 million labor hours.

During 2017, there were 45 strikes involving participation of 56,510 workers and resulting in the loss of approximately 3.0 million labor hours.

The following table provides employment statistics in Metropolitan Lima from 2012 to 2016, the most recent date for which data is available.

Employment and Labor in Metropolitan Lima

(in percentages)

	For the year ended December 31,
	2013	2014	2015	2016	2017

Participation rate(1)	69.2	67.8	67.9	69.3	70.0
Unemployment rate(2)	4.7	4.9	5.1	6.6	6.7

(1)	Percentage of the working-age population (14 years old or older) that is in the labor force.
(2)	Percentage of the working-age population (14 years old or older) that, in the week the employment survey was taken, was seeking remunerated employment.

The following table provides information on employment by sector, as a percentage of total employment, in Metropolitan Lima from 2013 to 2017.

Employment in Metropolitan Lima

(percentage by economic sector)

	For the year ended December 31,
	2013	2014	2015	2016	2017
Extractive(1)	1.4	1.3	1.6	1.4	1.4
Manufacturing	15.1	14.9	15.5	14.9	14.6
Transportation and telecommunications	9.9	9.7	10.5	10.9	10.4
Construction	7.2	7.3	8.2	7.3	6.3
Wholesale and retail trade	23.2	21.8	20.2	21.2	21.5
Services	38.9	41.2	39.8	40.3	41.8
Households	4.4	3.8	4.3	4.0	4.0

Total	100.0	100.0	100.0	100.0	100.0

(1)	Includes agriculture, livestock, fishing, forestry and mining.
(2)	Includes households.

Source: Ministry of Labor. Figures are based on the Household Survey on Labor.

Informal Employment

The Peruvian economy has a significant “informal sector” that provides employment to the majority of the labor force, including a significant number of women. The term “informal sector” refers to economic activities that take place outside of the formal norms for economic transactions established by the state or developed through formal business practices. It generally involves production and exchange of legal goods and services without the appropriate business permits, without the payment of taxes, without complying with labor regulations and without legal guarantees for suppliers and end users. Because of the nature of this sector, it is difficult to obtain reliable statistics measuring its contribution to the Peruvian economy.

The Ministry of Labor estimates the size of the informal sector based on ILO criteria pursuant to which workers in the informal sector are those who work in micro enterprises (either as wage earners or micro entrepreneurs), who are non-professional self-employed, or who are domestic and unpaid family workers. Based on this measurement, 33.7% of the workforce in Metropolitan Lima was employed in the informal sector during 2017, as compared to 34.4% in 2016, based on data from the Ministry of Labor.

Consistent with recent trends in underemployment, employment in the informal sector has also shown slight reductions in the four-year period ended December 31, 2016. Comparable date for 2017 is not available.

Metropolitan Lima: Distribution of formal and informal employment

(in percentages)

	For the year ended December 31,
	2013	2014	2015	2016
Formal Sector
Public sector workers	8.1	8.9	8.6	8.6
Private sector workers	34.6	35.3	35.2	33.6
Small enterprises	17.3	16.7	17.8	15.7
Medium and large enterprises	17.2	18.5	17.4	18.0
Professional self-employed	2.2	2.6	2.1	2.2

Total	44.9	46.7	45.8	44.4

Informal Sector
Micro enterprises	23.9	22.8	23.8	24.1
Non-professional self-employed	23.0	23.2	22.6	24.1
Unpaid family worker	3.7	3.2	3.4	3.2
Household	4.4	3.8	4.3	4.0
Other	0.1	0.1	0.1	0.1

Total	55.0	53.1	54.1	55.5

Source: Ministry of Labor. Figures are based on the Household Survey on Labor.

Public Administration

Based on an audit of the public sector, the total number of public employees as of December 2017 was 2,099,190 of which 42.3% are active workers, 44.2% are pensioners (i.e., retired employees) and 13.5% are classified as “other”. Most public employees are placed in regional governments, economy and finance and education ministries.

Wages and Labor Productivity

The Ministry of Labor sets a single minimum wage for all sectors of the economy based on macroeconomic indicators such as GDP growth and the inflation rate. The minimum wage was last adjusted in May 2016 and is currently S/850.00 per month, equivalent to approximately U.S.$262.35 per month at the average exchange rate in 2017.

Peru does not currently compile statistics on labor productivity.

Poverty and Income Distribution

Peru classifies households with monthly per capita income of less than U.S.$104.32 (S/338.00) as being below the poverty line. According to the most recent available data, using this standard, the percentage of the population living below the poverty line decreased from approximately 23.9% in 2013 to 22.7% in 2014, 21.8% in 2015, 20.7% in 2016 and 21.7% in 2017. A significant number of Peruvians have a monthly per capita income of less than S/171.00. However, the degree of extreme poverty, that is, the percentage of households whose per-capita expenditure does not allow them to buy a basic food basket, defined by INEI, has decreased in recent years. The percentage of the population living in extreme poverty decreased from an estimated 4.7% in 2013 to an estimated 3.8% in 2017.

Income distribution data shows that the poorest 40.0% of the population earned 14.6% of national income in 2017, compared to 14.3% in 2013, while the share of the national income earned by the wealthiest 6.0% decreased from 33.2% in 2013 to 32.6% in 2017. The following table provides information regarding income distribution for the years presented.

Metropolitan Lima: Evolution of Income Distribution

(in percentages)

Income group	2013	2014	2015	2016	2017
Lowest 40%	14.3	14.5	14.8	14.6	14.6
Next 20%	14.6	14.7	14.6	14.5	14.7
Next 20%	21.8	21.9	21.6	21.8	22.0
Highest 20%	49.3	48.9	49.1	49.1	48.7
of which, highest 10%	33.2	32.9	33.2	33.0	32.6

Source: INEI – Encuesta Nacional de Hogares.

Values adjusted in accordance with the projections of the population derived from the Census of the Population 2007.

High poverty rates negatively affect social and political stability, causing social unrest and workers’ strikes. The García Administration implemented policies designed to raise the standard of living of the Peruvian population and remedying poverty was among the most important goals of the Humala Administration. The García Administration sought to achieve these goals through sustainable economic growth and by improving the efficiency and quality of social spending programs with a goal to reduce poverty below 30% of the total population and to reduce the rate of malnutrition below 24%. The Humala Administration adopted policies designed to expand these measures and adopted other policies to reduce the incidence of poverty.

Poverty in Peru has been attributed to unemployment and underemployment and the increasing disparity in income between skilled, educated workers and unskilled and relatively less educated workers. The educational system has suffered from a lack of resources and inadequate teacher training. For this reason, the most recent budgets have consistently increased spending on universal education. The 2017 budget increased the appropriations for education expenditures by 9.0% compared to 2016.

One of the aspects of the Government’s anti-poverty plan was the establishment of a social program known as A Trabajar Urbano (Let’s Work—Urban), currently called Construyendo Perú (Building Peru). Construyendo Perú is an urban program that places unemployed workers in public sector jobs in the development and maintenance of infrastructure for up to six months. The program also invests in job training and technical assistance to small businesses and in the improvement of the municipal governments’ capacities and public sector agencies to get effective actions in formulation, coordination and monitoring of social initiatives. Additionally, the program has an anti-cyclical component in the development of its projects. As of September 2016, the Trabaja Perú program had generated 552,531 new temporary jobs with total investment of S/1.3 billion, equivalent to approximately U.S.$399.8 million.

Among the key sociopolitical proposals that continued by President Kuczynski’s administration to address poverty, are the following:

•

Double the number of homes in the Juntos program that targeted at families suffering under extreme poverty and single mothers in dire economic need. As of December 31, 2013, the Juntos program executed U.S.$317.9 million in aid and provided 719,000 homes. The 2014 budget allocated to Juntos was U.S.$376.4 million and has a goal of providing 776,000 homes. As of December 31, 2015, the Juntos program provided a total of 817,444 new homes and had invested S/1.1 billion (U.S.$322.6 million) of its total budget. In 2016, the Juntos program provided a total of 772,120 homes and invested U.S.$843.3 million of its budget. In 2017, Junto program provided a total of 763,367 homes and invested S/1.0 billion ($308 million) of its budget.

•

Develop the Cuna Más (One More Crib) program targeted for the first child in homes that are located in districts that experience the highest incidence of poverty. In 2013 the program executed 94.7% (U.S.$15.8 million) of its total budget. In 2014, the Cuna Más budget was U.S.$97.9 million and served more than 64,000 children and 54,000 families. In 2015, Cuna Más program served a total of 67,332 families and 53,709 children who received benefits in its daily program, having invested a total of S/292 million (U.S.$85.6 million) of its budget to date. In 2016, Cuna Más served a total of 85,221 families and 51,364 children, having invested a total of S/319.0 million (U.S.$95.1 million) of its total budget. This program has been expanded until March, 2022. In 2017, Cuna Más served a total of 100,672 families and 59,586 children, having invested a total of S/369.3 million (U.S$114.0 million) of its total budget.

•

Qali Warma is a part of the National Plan for Nutrition and serves breakfast and lunch in all public schools, and strengthens the preventive health plan for all students. Its budget for 2014 was U.S.$471.4 million and provided breakfast and lunch to 2.9 million children. During 2015, this program served 2.4 million children and invested S/1.2 billion (U.S.$351.9 million) of its total budget. As of September 2016, the Qali Warma program served 3.6 million children and invested S/160.8 million (U.S.$47.9 million) of its total budget. During 2017, this program served 3.7 million children and invested S/1.5 billion (U.S.$450.9 million) of its total budget.

•

The Pension 65 plan to provided seniors 65 years of age and older and who do not have access to any pension plan, a focused S/250.0 per month with financing to be provided by the National Treasury. As of December 31, 2013, the Government executed U.S.$158.6 million, 99.9% of the budgeted funds. This program did not impact any funds affiliated to or managed by the AFPs. The Pension 65 Plan aids more than 247,000 senior citizens and operates on a national level. The 2014 budget was U.S.$211.4 million and served approximately 380,000 senior citizens. The budget for 2015 totaled S/702 million (U.S.$205.9 million). In 2016, the plan served 502,972 senior citizens, of which, 99.8% or S/800.6 million (U.S.$238.6 million) of its budget was utilized. In 2017, the plan served 545,508 senior citizens, of which 99.9% or S/880.5 million (U.S.$271.5 million) of its budget was utilized.

•	Focus on supporting one-room and multi-grade schools located in rural regions of the country.

The government has also approved a new social program to improve the living conditions of 3.5 million of the urban poor, called “Programa Prospera.” The amount invested in social programs will increase to S/300 million in 2017.

In October 2011, the Government created the Development and Social Inclusion Ministry to improve the quality of life of the population by promoting the exercise of rights, access to opportunities and development of capacities. The Ministry had authority to address matters such as social development, reduction and eradication of poverty and promotion of social equity and inclusion, and also social protection of the population at risk. The Ministry was in charge of the following social programs: Juntos, FONCODES or Fondo de Cooperación para el Desarrollo Social (Cooperation Fund for Social Development), Pension 65, Cuna Más, and Qali Warma (school breakfast and lunch program).

Environment

The most serious environmental problems confronting Peru are:

•	scarcity and quality of the water supply;

•	soil erosion;

•	air pollution;

•	deforestation; and

•	inadequate waste management in urban centers.

The Government seeks to address these environmental concerns through greater supervision, regulation and community and private sector awareness and involvement. To better address these problems, the Ministry of the Environment was created in May 2008. Its objectives are the design, implementation, execution and supervision of a coherent and consistent environmental policy at a national level and for each relevant sector. The Ministry of the Environment received a budget for 2013 of S/289.4 million, or approximately U.S.$109.6 million, S/380.0 million or U.S.$135.7 million in 2014, S/643.2 million or U.S.$188.6 million in 2015, S/3.4 billion or U.S.$1.0 billion in 2016, and S/3.5 billion or U.S.$1.1 billion for 2017.

The Government requests environmental impact studies before authorizing any public or private construction project. Each regulatory agency within each sector of the economy issues regulations to protect the environment and imposes its own sanctions for the violation of those rules. The Ministry of Energy and Mines has designed an effective environmental program that is viewed as a model for other governmental agencies. The Ministry’s Programa para Ahorro de Energía, or Energy Conservation Program, actively promotes energy savings and fuel-efficient energy alternatives. The Ministry also developed and implemented an environmental curriculum for public schools that emphasizes conservation. Once established and in operation, the Ministry of the Environment will assume some of the above-mentioned powers.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

The balance of payments accounts are used to record the value of the transactions carried out between a country’s residents and the rest of the world. The balance of payments is composed of:

•	the current account, which comprises:

➢	net exports of goods and services;

➢	net financial and investment income; and

➢	net transfers; and

•	the capital account, which is the difference between financial capital inflows and financial capital outflows.

The following table provides information, based on period-end exchange rates, regarding Peru’s balance of payments for the periods presented.

Balance of Payments

(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2013	2014	2015(8)	2016(8)	2017(8)
Current account:
Trade balance:
Exports (FOB)(1)	42,861	39,533	34,414	37,020	44,918
Imports (FOB)(1)	(42,356)	(41,042)	(37,331)	(35,132)	(38,652)

Trade balance	(504)	(1,509)	(2,916)	1,888	6,266
Services, net	(2,022)	(1,895)	(2,040)	(1,974)	(1,434)
Of which:
Net income from tourism(2)	1,394	1,487	1,442	1,472	1,496
Net income from transportation(3)	(1,367)	(1,440)	(1,404)	(1,240)	(1,280)
Financial and investment income, net(4)	(11,215)	(9,893)	(7,544)	(9,184)	(11,263)
Current transfers, net	3,346	4,372	3,331	3,967	3,712
Of which:
Workers’ remittances	2,707	2,637	2,725	2,884	3,051

Current account balance	(9,387)	(8,925)	(9,169)	(5,304)	(2,720)
Capital account:
Foreign direct investment	9,663	3,640	8,144	6,650	6,507
Portfolio investment	585	(79)	(60)	(307)	(172)
Other medium and long-term capital(5)	3,269	(3,947)	3,818	113	(1,432)
Of which:
Disbursements to the public sector	1,277	2,922	5,190	2,108	3,045
Other capital, including short-term capital	(3,077)	(878)	2,448	52	(954)

Capital account balance	10,439	6,630	9,454	6,418	3,948
Errors and omissions(6)	1,850	107	(212)	(946)	400

Balance of payments	2,902	(2,188)	73	168	1,629
Financing:
Change in gross Central Bank reserves(7)	(2,907)	2,178	(73)	(168)	(1,629)
Exceptional financing, net	5	10	—	—	—

Total financing	(2,902)	2,188	(73)	(168)	(1,629)
Memorandum item:
Current account balance (deficit) (as a % of GDP)	(4.6)	(4.4)	(4.8)	(2.7)	(1.3)

(1)	Based on customs declarations, records of temporary admissions, free-trade zone imports, grants and other adjustments.
(2)	Based on a survey of tourists. Income from tourism represents the total expenditure by a tourist multiplied by the total number of tourists.
(3)	Includes freight services, passenger transportation and port expenses of ships and airplanes.
(4)	Includes interest payments.
(5)	Includes debt amortization payments.

(6)	Represents errors and omissions from double-entry accounting resulting from incomplete or overlapping coverage, different prices and incomplete times of recording and conversion practices.
(7)	Refers to changes in reserve used to finance balance of payments and corresponds to net international reserves excluding the use of IMF resources.
(8)	Preliminary data.

Source: Central Bank.

Current Account

One of the most important aspects of the current account is the trade balance. The four primary factors that impact the trade balance are the following:

•

The relative rate of economic growth of a country compared to that of its trading partners. Generally, if a country’s economy grows faster than that of its trading partners, its relative level of consumption of goods and services will tend to rise and its level of imports will tend to increase more rapidly than its level of exports.

•

The relative level of domestic prices against foreign prices, as reflected by the real exchange rate. Generally, if a country’s domestic prices rise relative to those of its trading partners, there is a tendency for the country’s exports to decrease and for its level of imports to increase.

•

Changes in production costs, technology and worker skills. More efficient production will tend to lower production costs, which in turn will tend to lower prices. As prices fall, there is a tendency for the country’s exports to increase.

•	Changes in consumer tastes, which may affect the demand for a country’s goods and services abroad and the demand for foreign products in the domestic market.

In 2013, Peru’s current account registered a deficit of U.S.$9.4 billion, or 4.6% of GDP, primarily due to the 74.2% reduction in the balance of trade, as a result of Peru’s reduction in exported goods and increase in imported goods. In 2014, Peru’s current account registered a deficit of U.S.$8.9 billion, or 4.4% of GDP, primarily due to a reduction in the trade balance to U.S.$1.5 billion. In 2015, Peru’s current account registered a deficit of U.S.$9.2 billion, or 4.8% of GDP, primarily due to a decrease in the trade balance to U.S.$2.9 billion resulting from decreased imports and decrease in exports.

In 2016, the current account registered a deficit of U.S.$5.3 billion, or 2.7% of GDP, primarily due to an increase in the trade balance to U.S.$41.9 billion resulting from growth of exports of U.S.$37.0 billion compared to U.S.$34.4 billion in 2015 and decrease in imports to U.S.$35.1 billion in 2016 compared to U.S.$37.3 billion in 2015. In 2017, the current account registered a deficit of U.S.$2.7 billion, or 1.3% of GDP, primarily due to an increase in the trade balance to U.S.$6.3 billion resulting from growth of exports of U.S.$44.9 billion compared to U.S.$3.7 billion in 2016 and an increase in imports to U.S.$38.7 billion in 2017 from U.S.$35.1 billion in 2016.

Services Trade

Peru’s services trade consists primarily of tourism, telecommunications, freight services and financial services. Of these, the most important is tourism. Tourism is also the most important individual source of foreign currency earnings. The commerce, restaurant, hotel, construction and real estate services sub-sectors depend significantly on tourism.

From 2013 to 2017, net income from all activities related to tourism decreased from U.S.$1.8 billion to U.S.$1.7 billion.

Tourism Statistics

	For the 12 months ended and as of December 31,
	2013	2014	2015	2016	2017
International non-resident arrivals(1)	3,163,639	3,214,934	3,455,709	3,744,461	4,032,339
Average length of stay (number of nights)(2)	10.0	10	9	10	—

Hotel activity:
Number of rooms available	225,670	237,245	250,759	272,399	279,300
Occupancy rate by total number of rooms available (in %)	32.7	31.6	30.5	38.7	27.4
Aggregate value of hotels and restaurants (as a % of GDP)	4.0	4.2	4.3	4.5	—

Income from tourism(3) (in millions of U.S.$)	3,916	3,908	4,140	4,303	4,573
Expenses from tourism (in millions of U.S.$)(3)	(2,118)	(2,119)	2,527	2,687	2,916

Balance (income less expenses, in millions of U.S.$)	1,798	1,789	1,613	1,616	1,657

(1)	Include foreign nonresident and Peruvian nonresident. From Peru, December 2017.
(2)	Calculated from the survey of arriving foreign non-resident.
(3)	Data from Central Bank of Peru, it includes trips and transportation of passengers.
N.A.	= Not Available.
Sources:	BCRP, DIGEMIN, INEI, MINCETUR.

Trade Balance

During 2013, the trade surplus increased to U.S.$0.5 billion, and total exports increased from U.S.$42.9 billion in 2013 to U.S.$44.9 billion in 2017. Total imports decreased from U.S.$42.4 billion in 2013 to U.S.$38.7 billion in 2017.

In 2017, exports increased by 21.3% as compared to 2016 to U.S.$44.9 billion, primarily due to (1) an increase in the volume and average price of traditional mining exports and natural gas; (2) an increase in the export retail price of agricultural and fishery products, including fish oil and cotton, which was offset by decreased export volume; and (3) a 1.9% increase in the volume of exported coffee, which was offset by a 8.7% decrease in its average price. Imports increased by 10.0% in 2017 as compared to 2016, principally as a result of an increase in the imported volume of intermediate goods, including petroleum products, lubricant raw materials for manufacturing, capital goods (such as construction and transportation materials).

Peru maintains close commercial ties with the United States, and China. From 2013 to 2017, exports to the United States and China averaged 16.1% and 21.0% of total exports, respectively, while imports from these Countries averaged 19.8% and 21.4%, respectively.

In 2013, approximately 18.1% of Peru’s total exports were bound for the United States, while approximately to 19.9% of Peru’s total imports originated from the United States. Since January 2012, all Peruvian exports destined for Argentina and Brazil have benefited from a tariff preference of 100%. Likewise, in February 2012 the Agreement for Commercial Integration between Peru and Mexico entered into force. The main benefit for Peru is reflected in the preferential access to more than 12,000 products.

In January 2012, Peru and Venezuela signed a Partial Scope Trade Agreement. In June 2012, Peru, Colombia, Chile and Mexico signed a framework agreement with the Pacific Alliance trade bloc. On January 7, 2012, Peru, Bolivia and Venezuela entered into a Partial Scope Trade Agreement, however this agreement has not yet entered into force.

In March 2012, the Economic Partnership Agreement executed in May 2011 by Peru and Japan entered into force. Likewise, in July 2012 the Free Trade Agreement with the Kingdom of Norway entered into force, as part of the Free Trade Agreement between Peru and the European Free Trade Association (EFTA). The main products exported to the EFTA states are: gold, fish oil, copper, fishery and agricultural products, asparagus, textiles and avocado. Switzerland is the main destination of these products.

In March 2013, a delegation of Peruvian officials was invited to India in order to initiate negotiations of a free trade agreement. On November 28, 2014, Peru and Turkey completed the second round of negotiations for the Peru-Turkey free trade agreement. On May 29, 2015, Peru signed a free trade agreement with Honduras in Lima.

On February 4, 2016, ministers of the 12 nations members of the Trans-Pacific Partnership (TPP) attended a signing ceremony in Auckland, New Zealand. On April 29, 2016, Peru and Brazil executed the Agreement for Economic and Commercial Development. On January 1, 2017, Peru and Honduras initiated the formal approval process for the free trade agreement signed by the two sovereigns in May 2015. And in March 2017, a delegation from Peru held a technical meeting in New Delhi, India to agree the terms of reference for negotiation of a trade agreement between Peru and India.

President Kuczynski’s administration has not shifted trade policies and has not experienced any adverse changes with its major trading partners, relative to President Humala’s administration. President Kuczynski’s administration seeks to align Peru with other countries by reducing trade barriers and simplifying the procedures that regulate the flow of productive factors, in order to optimize the utilization of scarce resources.

Peru classifies its non-free trade zone exports as traditional and non-traditional exports. Traditional exports consist of goods that historically have constituted a greater share of Peru’s exports and include mostly raw materials. Non-traditional exports include goods that historically have not been exported in significant quantities and traditional export goods that have been transformed through manufacturing or other processing.

In 2016 and 2017, Peru’s exports consisted primarily of exports of:

•

traditional mineral exports, such as gold, silver, copper, zinc and lead, valued at U.S.$27.2 billion during 2017, representing 60.5% of total exports in 2016, and valued at U.S.$21.8 billion in 2016, representing 58.8% of total exports for 2017;

•

petroleum and derivative products valued at U.S.$3.4 billion during 2017, representing 7.5% of total exports in 2016, and valued at U.S.$2.2 billion in 2016, representing 6.0% of total exports for 2017;

•

traditional fishing exports, such as fishmeal and fish oil, valued at U.S.$1.8 billion during 2017, representing 4.0% of total exports in such period, and valued at U.S.$1.3 billion in 2016, representing 3.4% of total exports for 2017;

•

non-traditional agriculture and livestock exports valued at U.S.$5.1 billion during 2017, representing 11.4% of total exports in 2016, and valued at U.S.$4.7 billion in 2016, representing 12.7% of total exports for 2017; and

•

non-traditional textile exports, such as textile fibers and cloth, valued at U.S.$1.3 billion during 2017, representing 2.8% of total exports in such period, and valued at U.S.$1.2 billion in 2016, representing 3.2% of total exports during the year.

The following tables provide further information on exports for the periods presented.

Exports

(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2013	2014	2015(1)	2016(1)	2017(1)
Traditional:
Fishing	1,707	1,731	1,457	1,269	1,788
Agricultural	786	847	723	878	820
Mineral	23,789	20,545	18,950	21,777	27,159
Petroleum and derivatives	5,271	4,562	2,302	2,213	3,358

Total traditional	31,553	27,686	23,432	26,137	33,124
Non-traditional:
Agriculture and livestock	3,444	4,231	4,409	4,702	5,114
Fishing	1,030	1,155	933	909	1,045
Textiles	1,928	1,800	1,331	1,196	1,268
Timbers and papers, and manufactures	427	416	353	322	340
Chemical	1,510	1,515	1,406	1,342	1,380
Non-metallic minerals	722	664	698	640	586
Basic metal industries and jewelry	1,320	1,149	1,081	1,084	1,270
Fabricated metal products and machinery	544	581	533	445	511
Other products(2)	143	165	151	143	150

Total non-traditional	11,069	11,677	10,895	10,782	11,663
Other products(3)	238	171	88	100	130

Total exports	42,861	39,533	34,414	37,020	44,918

(1)	Preliminary data.
(2)	Includes leather and handcrafts.
(3)	Includes the sale of fuel and food to foreign vessels and the repair of foreign vessels.
Source:	Central Bank.

Exports

(as a percentage of total exports, at current prices)

	For the year ended December 31,
	2013	2014	2015(1)	2016(1)	2017(1)
Traditional:
Fishing	4.0	4.4	4.2	3.4	4.0
Agricultural	1.8	2.1	2.1	2.4	1.8
Mineral	55.5	52.0	55.1	58.8	60.5
Petroleum and derivatives	12.3	11.5	6.7	6.0	7.5

Total traditional	73.6	70.0	68.1	70.6	73.7
Non-traditional:
Agriculture and livestock	8.0	10.7	12.8	12.7	11.4
Fishing	2.4	2.9	2.7	2.5	2.3
Textiles	4.5	4.6	3.9	3.2	2.8
Timbers and papers, and manufactures	1.0	1.1	1.0	0.9	0.8
Chemical	3.5	3.8	4.1	3.6	3.1
Non-metallic minerals	1.7	1.7	2.0	1.7	1.3
Basic metal industries and jewelry	3.1	2.9	3.1	2.9	2.8
Fabricated metal products and machinery	1.3	1.5	1.5	1.2	1.1
Other products(2)	0.3	0.4	0.4	0.4	0.3

Total non-traditional	25.8	29.5	31.7	29.1	26.0
Other products(3)	0.6	0.4	0.3	0.3	0.3

Total exports	100.0	100.0	100.0	100.0	100.0

(1)	Preliminary data.
(2)	Includes leather and handcrafts.
(3)	Includes the sale of fuel and food to foreign vessels and the repair of foreign vessels.
Source:	Central Bank.

In 2017 and 2016, Peru’s imports consisted primarily of imports of:

•

intermediate goods, such as fuels and raw materials for agricultural and industrial production, valued at U.S.$17.9 billion in 2017, representing 46.4% of total imports for such period, and valued at U.S.$15.1 billion in 2016, representing 43.1% of total imports for such period;

•

capital goods, such as transportation and building equipment, valued at U.S.$11.2 billion in 2017, representing 29.0% of total imports for such period, and valued at U.S.$11.1 billion in 2016, representing 31.6% of total imports for such period; and

•	consumer goods valued at U.S.$9.3 billion in 2017, representing 24.1% of total imports for such period, and valued at U.S.$8.6 billion in 2016, representing 24.5% of total imports for such period.

The following tables provide further information regarding imports for the periods presented.

Imports

(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2013	2014	2015(1)	2016(1)	2017(1)
Consumer goods:
Durable goods	4,342	4,243	4,023	3,976	4,182
Non-durable goods	4,502	4,657	4,731	4,638	5,153

Total consumer goods	8,843	8,899	8,754	8,614	9,334
Intermediate goods:
Petroleum products, lubricants	6,454	5,754	3,671	3,819	5,357
Raw materials for agriculture	1,244	1,339	1,236	1,213	1,466
Raw materials for manufacturing	11,830	11,704	11,003	10,108	11,126

Total intermediate goods	19,528	18,797	15,911	15,140	17,950
Capital goods:
Construction materials	1,443	1,422	1,421	1,112	1,062
For agriculture	131	141	160	144	143
For manufacturing	8,327	8,689	7,842	7,268	7,284
Transportation equipment	3,762	2,660	2,579	2,588	2,719

Total capital goods	13,664	12,911	12,002	11,113	11,207
Other(2)	321	435	664	264	161

Total imports	42,356	41,042	37,331	35,132	38,652

Memorandum items:
Temporal admission imports(3)	648	326	364	216	386
Imports into free trade zone(4)	238	217	207	212	212

(1)	Preliminary data.
(2)	Includes the donation of goods, the purchase of fuels and Peruvian foodstuffs and the repair of capital goods in the exterior such as other goods not falling into any one of the classifications used.
(3)	Imports that must be processed and exported within a definite period of time and are not subject to tariffs.
(4)	Imports through the Tacna Special Processing Area, which is primarily dedicated to the assembly of motor vehicles. Peru has five free trade zones, but only the Tacna zone is economically active.
Source:	Central Bank.

Imports

(as a percentage of total imports, at current prices)

	For the year ended December 31,
	2013	2014	2015(1)	2016(1)	2017(1)
Consumer goods:
Durable goods	10.3	10.3	10.8	11.3	10.8
Non-durable goods	10.6	11.3	12.7	13.2	13.3

Total consumer goods	20.9	21.7	23.4	24.5	24.1
Intermediate goods:
Petroleum products, lubricants	15.2	14.0	9.8	10.9	13.9
Raw materials for agriculture	2.9	3.3	3.3	3.5	3.8
Raw materials for manufacturing	27.9	28.5	29.5	28.8	28.8

Total intermediate goods	46.1	45.8	42.6	43.1	46.4
Capital goods:
Construction materials	3.4	3.5	3.8	3.2	2.7
For agriculture	0.3	0.3	0.4	0.4	0.4
For manufacturing	19.7	21.2	21.0	20.7	18.8
Transportation equipment	8.9	6.5	6.9	7.4	7.0

Total capital goods	32.3	31.5	32.2	31.6	29.0
Other(1)	0.8	1.1	1.8	0.8	0.4

Total import	100.0	100.0	100.0	100.0	100.0

Memorandum items:
Temporal admission imports(2)	1.5	0.8	1.0	0.6	1.0
Imports into free trade zone(3)	0.6	0.5	0.6	0.6	0.5

(1)	Preliminary data.
(2)	Includes the donation of goods, the purchase of fuels and Peruvian foodstuffs and the repair of capital goods in the exterior such as other goods not falling into any one of the classifications used.
(3)	Imports that must be processed and exported within a definite period of time and are not subject to tariffs.
(4)

Imports through the Tacna Special Processing Area, which is primarily dedicated to the assembly of motor vehicles. Peru has five free trade zones, but only the Tacna Special Processing Area is economically active.

Source:	Central Bank.

Capital Account

The capital account reflects foreign direct investment and monetary flows into and out of a nation’s financial markets.

In 2013, the capital account balance decreased by 45.9% as compared to 2012 from U.S.$19.3 billion to a surplus of U.S.$10.4 billion. This decrease in 2013 was due primarily to lower levels of foreign direct investment and other medium- and long-term capital reduced investment in sovereign bonds by non-residents, and a reduction in the balance of bank liabilities abroad, in the context of greater levels of liquidity in dollars and reduced demand for assets denominated in dollars.

During 2014, the capital account balance decreased by 36.5% to U.S.$6.6 billion as compared to U.S.$10.4 billion in 2013. This decrease in 2014 was partially offset by a U.S.$3.9 billion and U.S.$2.9 billion increase in other medium and long-term capital and disbursements to the public sector, respectively.

During 2015, the capital account balance increased by 42.6% to U.S.$9.5 billion as compared to U.S.$6.6 billion in 2014. This increase in 2015 was due primarily to a U.S.$8.1 billion increase in foreign direct investment. This increase was partially offset by a U.S.$2.4 billion decrease in other capital, including short-term capital.

In 2016, the capital account balance decreased by 32.1% to U.S.$6.4 billion as compared to U.S.$9.5 billion in 2015, primarily due to a 19.5% decrease in foreign direct investment in 2016. This decrease in 2016 was partially offset by increases in short -term capital flows (102.1%) compared to 2015.

In 2017, the capital account balance decreased by 38.5% to U.S.$3.9 billion as compared to U.S.$6.4 billion in 2016. This decrease in 2017 was due primarily to reduced investment of other medium- and long-term capital.

Geographic Distribution of Exports

(as a percentage of total exports, at current prices)

	For the year ended December 31,
	2013	2014	2015(1)	2016(1)	2017(1)
United States	18.1	15.5	14.6	16.8	15.3
Canada	6.4	6.5	7.0	4.6	2.7
Mexico	1.2	1.9	1.6	1.3	0.9

Total North America	26.7	25.3	24.4	23.9	19.0
Brazil	4.1	4.0	3.1	3.3	3.5
Colombia	2.0	3.1	2.6	1.9	1.5
Chile	3.9	3.9	3.1	2.7	2.3
Venezuela	1.9	1.3	0.5	0.2	0.1
Other	6.4	8.8	8.2	7.4	8.7

Total Latin America and the Caribbean	18.3	21.1	17.5	15.6	16.1
United Kingdom	1.4	1.3	1.8	1.8	1.6
Switzerland	7.1	6.7	7.8	6.9	5.2
Germany	2.7	3.1	2.7	2.4	2.1
Spain	3.7	3.4	3.2	3.3	4.1
Other	9.0	8.8	8.7	7.9	6.9

Total Europe	23.9	23.4	24.1	22.3	19.9
Japan	5.2	4.0	3.2	3.4	4.2
China	17.2	17.8	21.5	22.9	25.8
Other	7.3	6.8	7.6	10.2	13.3

Total Asia	29.6	28.6	32.3	36.6	43.3
Africa and others	1.4	1.6	1.8	1.7	1.7

Total exports	100.0	100.0	100.0	100.0	100.0

(1)	Preliminary data.
Source:	Central Bank.

Geographic Distribution of Imports

(as a percentage of total imports, at current prices)

	For the year ended December 31,
	2013	2014	2015(1)	2016(1)	2017(1)
United States	19.9	20.5	19.9	19.0	19.9
Canada	1.4	1.9	1.9	1.8	1.7
Mexico	4.7	4.7	4.9	4.7	4.5

Total North America	26.4	27.5	27.2	25.9	26.1
Brazil	5.3	4.7	5.0	5.8	6.1
Colombia	3.3	2.9	3.4	3.2	3.7
Chile	3.1	3.1	3.2	3.3	3.4
Venezuela	0.2	0.1	0.1	0.0	0.1
Other	11.0	11.2	8.1	8.3	10.0

Total Latin America and the Caribbean	22.9	22.0	19.8	20.6	23.2
United Kingdom	0.8	0.8	0.8	0.7	0.7
Switzerland	0.4	0.5	0.4	0.4	0.4
Germany	3.2	3.5	2.9	3.1	2.7
Spain	2.0	1.8	1.8	1.7	2.6
Other	6.7	6.3	7.0	7.2	7.1

Total Europe	12.9	12.8	12.8	13.2	13.4
Japan	3.2	2.5	2.7	2.8	2.5
China	19.1	20.8	22.4	22.6	22.1
Other	10.6	11.0	12.2	12.4	10.7

Total Asia	32.9	34.4	37.2	37.9	35.3
Africa and others	4.8	3.4	3.0	2.4	1.9

Total exports	100.0	100.0	100.0	100.0	100.0

(1)	Preliminary data.
Source:	Central Bank.

Foreign Direct Investment

Peru has an open investment regime and a legal framework that generally promotes and protects foreign investment. The basis of this open investment regime was established in 1991 through the Foreign Investment Promotion Law and the Private Investment Growth Framework Law, as amended. This framework allows both foreign and domestic investors to enter into legal stability agreements with the Government. For a description of these measures, see “The Economy—Privatization and Role of the State in the Economy”.

Peru attracted more than U.S.$34.5 billion in foreign direct investment between 2013 and 2017. In 2013, foreign direct investment decreased to U.S.$9.7 billion due primarily to increased reinvestments and capital contributions, partially offset by net liabilities to capitalize enterprises. In 2014, foreign direct investment decreased 62.3% to U.S.$3.6 billion as compared to 2013 primarily due to decreased equity capital and net liabilities to capitalize enterprises. In 2015, foreign direct investment increased 123.7% to U.S.$8.1 billion as compared to 2014 primarily due to increased equity capital and net liabilities to capitalize enterprises. In 2016, foreign direct investment decreased 19.5% to U.S.$6.6 billion as compared to 2015, primarily due to decreased equity capital and net liabilities to capitalize enterprises. In 2017, foreign direct investment decreased 0.8% to U.S.$6.5 billion as compared to 2016, primarily due to decreased investment of equity capital and net liabilities to capitalize enterprises.

During 2013, grants totaled U.S.$230.8 million, which along with project investments and income from 14 privatizations and concessions resulted in U.S.$4.5 billion in total investments. During 2014, Peru completed eight privatizations and concession grants for U.S.$10.0 billion. During 2015, Peru completed eight privatizations and concession grants for U.S.$0.53 billion. In 2016, Peru completed two privatizations and concession grants for U.S.$2.1 billion. In 2017, Peru completed six privatizations and concession grants for U.S.$0.93 billion. For a description of these transactions see “Privatizations and Concessions” above.

For the 2018-2019 period and based on Peru’s privatization and concession initiatives, the Government has announced projects with aggregate value of U.S.$18.8 billion to promote private investments. The projects include initiatives in mining, hydrocarbons, energy, industry and infrastructure.

Portfolio Investment

Flows of portfolio capital into and out of Peru fluctuated between 2013 and 2017 were as follows.

•	In 2013, Peru experienced portfolio capital inflows of U.S.$585.0 million, primarily as a result of local securities by non-resident investors and the issuance of ADRs by Peruvian companies.

•	In 2014, Peru experienced portfolio capital outflows of U.S.$79.0 million, primarily due to the sale of land Peruvian Securities by non-resident investors.

•	In 2015, Peru experienced portfolio capital outflows of U.S.$60 million.

•	In 2016, Peru experienced portfolio capital outflows of U.S.$307.0 million, primarily due to the sale of Peruvian securities by non-resident investors.

•	In 2017, Peru experienced portfolio cpaital outflows of U.S.$172.0 million, primarily as a result of sales by non-resident investors of securities issued by local companies.

The following table provides information, by sector, on the stock of foreign direct investments registered with Proinversión as of the dates indicated, which does not include loans or reinvestments. The stock of foreign direct investment refers to the level of foreign funds directly invested in the Peruvian economy as of the dates indicated and does not reflect investment flows.

Registered Stock of Foreign Direct Investment by Sector*

(in millions of U.S. dollars at current prices)

	As of December 31,
	2013	2014	2015(1)	2016(1)	2017(1)
Agriculture	45.7	69.8	69.8	82.9	82.9
Commerce	796.8	800.8	803.0	850.9	850.9
Construction	372.6	381.5	382.5	382.6	386.2
Energy	3,078.5	3,287.1	3,377.3	3,444.8	3,446.1
Finance	4,257.3	4,297.9	4,695.2	4,695.2	4,695.2
Fishing	163.0	163.0	163.0	163.0	163.0
Forestry	1.2	1.2	1.2	1.2	1.2
Housing	32.7	32.7	46.9	46.9	46.9
Industry	3,169.4	3,218.0	3,218.5	3,218.9	3,218.9
Mining	5,592.0	5,637.7	5,648.1	5,648.1	5,648.1
Petroleum	679.7	679.7	679.7	679.7	679.7
Services	673.5	671.9	671.6	671.6	671.6
Telecommunication	4,569.2	4,569.2	5,119.2	5,342.2	5,342.2
Tourism	83.1	83.1	83.1	83.1	83.1
Transportation	366.4	364.5	364.5	386.2	386.2

Total	23,881.0	24,258.1	25,323.5	25,679.4	25,684.2

*	Includes equity investments by foreign investors in domestic companies.
(1)	Preliminary data. Updated as of December 31, 2017.
Source:	Proinversión.

The following table provides information on the stock of foreign direct investment by country of origin in dollars, and as a percentage of total foreign direct investment, as registered with Proinversión or its predecessor agency, as of the dates presented.

Registered Stock of Foreign Direct Investment by Country of Origin

(in millions of U.S. dollars, at current prices)

	As of December 31,
	2013	2014	2015	2016(1)	2017(1)
Argentina	38.8	39.7	39.7	39.7	39.7
Australia	7.2	7.3	7.3	7.3	7.3
Austria	6.2	6.2	6.9	9.9	11.2
Bahamas	183.1	183.1	183.1	183.1	183.1
Belgium	90.6	177.6	177.6	177.6	177.6
Bermuda	210.8	293.1	293.1	293.1	293.1
Bolivia	4.8	4.8	4.8	4.8	4.8
Brazil	1,164.6	1,187.7	1,187.7	1,200.9	1,200.9
Canada	1,074.1	1,070.3	1,070.3	1,070.4	1,070.4
Cayman Islands	96.1	96.1	96.1	96.1	96.1
Chile	2,635.0	2,661.1	3,612.4	3,839.1	3,839.1
China	208.6	208.6	208.6	208.6	212.2
Colombia	1,079.1	1,079.1	1,124.1	1,179.1	1,179.1
Denmark	14.3	14.3	14.3	14.3	14.3
Ecuador	157.2	160.8	160.8	160.8	160.8
Finlandia	1.3	1.3	1.3	1.3	1.3
France	220.5	220.5	220.5	220.5	220.5
Germany	191.5	191.5	191.5	191.5	191.5
Great Britain	24.6	24.6	24.6	24.6	24.6
Honduras	2.9	2.9	2.9	2.9	2.9
Italy	119.5	127.0	127.0	127.0	127.0
Japan	238.4	238.4	238.4	238.4	238.4
Korea	44.1	44.1	44.1	44.1	44.1
Liechtenstein	19.3	19.3	19.3	19.3	19.3
Luxembourg	541.0	543.3	557.5	557.5	557.5
Malta	—	4.8	4.8	4.8	4.8
Mexico	457.0	476.7	487.0	535.0	535.0
New Zealand	7.2	7.2	7.2	7.2	7.2
Netherlands	1,532.8	1,532.8	1,532.8	1,532.8	1,532.8
Panama	938.5	945.1	944.8	944.8	944.8
Portugal	38.6	38.6	38.6	38.6	38.6
Russia	2.6	2.6	2.6	2.6	2.6
Singapore	365.5	365.5	365.5	365.5	265.5
Spain	4,346.8	4,468.5	4,512.7	4,522.5	4,522.5
Sweden	66.6	66.6	66.6	66.6	66.6
Switzerland	469.7	487.8	487.8	487.8	487.8
United Kingdom(3)	4,314.9	4,336.0	4,336.0	4,336.0	4,336.0
United States	2,800.9	2,756.9	2,756.9	2,756.9	2,756.9
Uruguay	160.2	160.2	160.2	160.2	160.2
Venezuela	3.4	3.4	3.4	3.4	3.4
Others	2.8	2.8	2.8	2.8	2.8

Total	23,881.0	24,258.1	25,323.5	25,679.4	25,684.2

(1)	Preliminary data. Updated as of December 31, 2017.
(2)	Includes Dutch overseas territories.
(3)	Includes United Kingdom overseas territories.
Source:	Proinversión.

Registered Stock of Foreign Direct Investment by Country of Origin

(as a percentage of total direct investment, at current prices)

	As of December 31,
	2013	2014	2015(1)	2016(1)	2017(1)
Argentina	0.2	0.2	0.2	0.2	0.2
Australia	—	—	—	—	—
Austria	—	—	—	—	—
Bahamas	0.8	0.8	0.7	0.7	0.7
Belgium	0.4	0.7	0.7	0.7	0.7
Bermuda	0.9	1.2	1.2	1.1	1.1
Bolivia	—	—	—	—	—
Brazil	4.9	4.9	4.7	4.7	4.7
Canada	4.5	4.4	4.2	4.2	4.2
Cayman Islands	0.4	0.4	0.4	0.4	0.4
Chile	11.0	11.0	14.3	15.0	14.9
China	0.9	0.9	0.8	0.8	0.8
Colombia	4.5	4.4	4.4	4.6	4.6
Denmark	0.1	0.1	0.1	0.1	0.1
Ecuador	0.7	0.7	0.6	0.6	0.6
France	0.9	0.9	0.9	0.9	0.9
Germany	0.8	0.8	0.8	0.7	0.7
Great Britain	0.1	0.1	0.1	0.1	0.1
Honduras	—	—	—	—	—
Italy	0.5	0.5	0.5	0.5	0.5
Japan	1.0	1.0	0.9	0.9	0.9
Korea	0.2	0.2	0.2	0.2	0.2
Liechtenstein	0.1	0.1	0.1	0.1	0.1
Luxembourg	2.3	2.2	2.2	2.2	2.2
Malta	—	—	—	—	—
Mexico	1.9	2.0	1.9	2.1	2.1
Netherlands(2)	6.4	6.3	6.1	6.0	6.0
New Zealand	—	—	—	—	—
Panama	3.9	3.9	3.7	3.7	3.7
Portugal	0.2	0.2	0.2	0.2	0.2
Singapore	1.5	1.5	1.4	1.4	1.4
Spain	18.2	18.4	17.6	17.6	17.6
Sweden	0.3	0.3	0.3	0.3	0.3
Switzerland	2.0	2.0	1.9	1.9	1.9
United Kingdom(3)	18.1	17.9	17.1	16.9	16.9
United States	11.7	11.4	10.9	10.7	10.7
Uruguay	0.7	0.7	0.6	0.6	0.6
Venezuela	—	—	—	—	—
Others	—	—	—	—	—

Total	100.0	100.0	100.0	100.0	100.0

(1)	Preliminary data. Updated as of December 31, 2017.
(2)	Includes Dutch overseas territories.
(3)	Includes United Kingdom overseas territories.
Source:	Proinversión.

The principal sources of direct investment in Peru by country of origin in 2017 were Spain, the United Kingdom, the United States and Chile. Together they represented 60.2% of total foreign direct investment in 2017.

THE MONETARY SYSTEM

Central Bank

Established in 1922, the Central Bank serves as Peru’s monetary authority. The Central Bank exists and operates under Chapter V of the 1993 Constitution and the Ley Orgánica del Banco Central de Reserva del Perú, or the Central Bank’s charter, enacted that same year. The 1993 Constitution and the Central Bank’s charter establish that the goal of the Central Bank is to maintain price stability. Congress vested the Central Bank with the authority to regulate Peru’s monetary base, manage Peru’s international reserves and gather and publish data on Peru’s finances. The Central Bank is also the sole issuer of sol.

The Central Bank is headed by a board of directors composed of seven members who each serve five-year terms that are coterminous with the Peruvian President’s term. Congress appoints three of the Central Bank’s directors, and the Executive Branch appoints four, including the president of the Central Bank’s board. Appointment of the president of the Central Bank’s board is subject to ratification by Congress. The Central Bank’s charter requires directors of the Central Bank to have extensive experience in and knowledge of economics and finance. The responsibility of the Central Bank’s board is to formulate a monetary program consistent with the Central Bank’s mandate to maintain price stability.

The Central Bank’s daily operations are under the supervision of its General Manager and the Money and Foreign Exchange Committee. This committee meets daily to make decisions regarding monetary operations, such as the amount of U.S. dollars to be purchased in the foreign exchange market, whether to auction Central Bank certificates of deposit and the interest rate that the Central Bank will charge on short-term credits, which is generally known as the discount rate.

Reform of the Central Bank and of Peru’s monetary policy has been a centerpiece of the economic program Peru began in the early 1990s. These reforms were based on the following two key elements that were promulgated under the 1993 Constitution and the Central Bank’s charter:

•	the Central Bank’s principal purpose is to maintain price stability by preserving the value of the currency; and

•	the Central Bank has full autonomy.

These reforms were implemented to address the high rates of inflation that Peru, along with other South American countries, experienced during the 1980s and early 1990s. The premise underlying these reforms was that the Central Bank could contribute most effectively to economic prosperity by focusing its activities on achieving price stability. Prior to these reforms, the Central Bank operated under a much broader mandate that made it directly responsible for fueling growth and for establishing credit and exchange rate conditions. Pursuit of these broader and occasionally incompatible objectives resulted in erratic policy choices that exacerbated adverse economic conditions and contributed to the hyperinflation experienced in the late 1980s and early 1990s.

The Central Bank was granted autonomy based on the belief that, to operate effectively, the Central Bank must be immune from political pressures. In the past, the Central Bank had often been required to pursue ill-advised policies, such as printing currency in order to finance public spending, as a result of government intervention. Since the reforms were implemented, technical rather than political management of Peru’s monetary policy has built confidence in the Government’s ability to formulate and implement a sound and stable monetary policy.

The 1993 Constitution and the Central Bank’s charter guarantee the autonomy of the Central Bank by prohibiting it from:

•	providing financing to the public sector, except indirectly through limited purchases of treasury bonds;

•	issuing guarantee certificates, surety bonds or any other kind of guarantees, using any other form of indirect financing, or providing insurance of any kind;

•	imposing sector or regional ratios on the composition of the loan portfolios of financial institutions; and

•	establishing multiple currency exchange regimes.

The reform of the Central Bank’s role has been instrumental in the sharp decline in inflation experienced during the 1990s. Between 1994 and 2000, the Central Bank met or slightly exceeded its annual inflation targets. Since 2001, the Central Bank has maintained a restrictive monetary policy that produced a marked deceleration in the growth rate in the CPI, which was 2.9% in 2013, 3.2% in 2014, 4.4% in 2015, 3.2% in 2016 and 1.4% in 2017. This relatively stable rate of inflation has fostered confidence in the stability of the Peruvian currency.

Monetary Policy

The Central Bank’s primary goal is to maintain a stable monetary environment. To conduct monetary policy, the Central Bank has established a target inflation rate and has announced this target rate in order to shape market expectations.

The inflation rate during 2016 was 1.4% (inside the Central Bank’s target annual inflation rate for the period, which was set between 1% and 3%). The Central Bank continues to pursue monetary policies aimed at ensuring that actual inflation remains within the target range. Because of the reduction in inflationary pressure resulting from this more stable price environment, the Government believes that the inflation rate will converge to the target rate set by the Central Bank.

Decisions on monetary policy are translated into changes in an operational target chosen by the Central Bank. Since 2001, the Central Bank has gradually changed its monetary policy from a monetary base growth control scheme to an interbank interest rate control scheme. As a result, the volatility of the interbank interest rate has diminished continuously. The reduction in the volatility of the interbank interest rate has significantly reinforced the influence of this rate over the other banks’ interest rates. Even during 2001 and 2002, while monetary policy targeted the amount of demand deposits held by commercial banks at the Central Bank, it announced the reference interbank interest rate range. The upper limit of the reference interbank interest rate range is the interest rate for direct repos and the rediscount rate and the lower limit correspond to the interest rate for overnight deposits by commercial banks at the Central Bank.

Under the Central Bank’s charter, interest rates float freely in the Peruvian economy and are determined by market conditions. Only in exceptional circumstances may the Central Bank establish minimum and maximum interest rates. Since January 2003, the Central Bank has released its monetary policy decisions regarding the Central Bank’s interest rates for discount window operations and deposit facilities with commercial banks. These interest rates are intended to establish a reference rate for the interbank market.

During 2017, the sol appreciated 3.4% against the U.S. dollar, which was consistent with global trends. The Central Bank participates in the market (buying or selling soles) in order to avoid large exchange rate fluctuations and their adverse effects on the Peruvian economy, which remains partially dollarized. In 2017, the Central Bank exercised intervention pursuant to its policy to take measures designed to reduce volatility in the exchange rate.

The Central Bank decreased the reference rate to 3.25% as of December 31, 2017. During 2017, the Central Bank continued to lower the reserve requirements for financial institutions in soles to 5% and decreased the tasa de encaje (the legal reserve) on deposits in U.S. dollars to 39%. The following table provides information on interest rates applicable to commercial bank loans as of the dates presented.

Interest Rates on Commercial Bank Loans(1)

(annual percentage rates)

	As of December 31,
	2013	2014	2015	2016	2017
Domestic currency:
Interbank	4.1	3.8	3.8	4.4	3.3
Prime(1)	4.5	4.7	4.9	5.2	3.6
Average loan rate	15.9	15.7	16.1	17.2	15.8

Foreign currency:
Interbank	0.2	0.2	0.2	0.6	1.3
Prime(1)	1.0	0.7	1.1	1.2	2.2
Average loan rate	8.0	7.5	7.9	7.6	6.7

(1)	Weighted average interest rates of commercial banks for each period based on the total outstanding balance of loans and deposits.
(2)	Average interest rates at which major banks are willing to offer 90-day loans to its lower risk corporate customers in the form of advances on current accounts.

Source: Central Bank.

As of December 31, 2013, the average interest rate on domestic currency loans decreased to 15.9%, while the rate on foreign currency loans decreased to 8.0%. As of December 31, 2014, the average interest rate on domestic currency loans decreased to 15.7%, while the rate on foreign currency loans decreased to 7.5%. As of December 31, 2015, the average interest rate on domestic currency loans increased to 16.1%, while the rate on foreign currency loans increased to 7.9%. As of December 31, 2016, the average interest rate on domestic currency loans increased to 17.2%, while the rate on foreign currency loans decreased to 7.6%. As of December 31, 2017, the average interest rate on domestic currency loans decreased to 15.8%, while the rate on foreign currency loans decreased to 6.7%.

The following table provides information on interest rates applicable to deposits as of the dates presented.

Interest Rates on Deposits Paid by Commercial Banks

(annual percentage rates)

	As of December 31,
	2013	2014	2015	2016	2017
Domestic currency:
Saving deposits	0.5	0.5	0.5	0.5	0.6
Time deposits(1)	3.5	3.8	4.7	4.8	3.7
Average deposits rate(2)	2.3	2.3	2.4	2.6	2.5

Foreign currency:
Saving deposits	0.3	0.2	0.2	0.2	0.2
Time deposits(1)	0.7	0.5	0.5	0.6	1.2
Average deposits rate(2)	0.4	0.4	0.3	0.3	0.5

(1)	Time deposits for 31 to 179 days.
(2)	The average of the TIPMN rate published daily by SBS. The TIPMN is the average deposit rate in domestic currency expressed in annual effective terms.

Source: Central Bank.

The average interest rate on domestic currency deposits and foreign currency deposits was 2.3% and 0.4%, respectively, as of December 31, 2013; 2.3% and 0.4%, respectively, as of December 31, 2014; 2.4% and 0.3%, respectively, as of December 31, 2015; 2.6% and 0.3%, respectively, as of December 31, 2016; and 2.5% and 0.5%, respectively, as of December 31, 2017.

The interest rate on domestic currency deposits increased, in 0.2% from 2013 to 2017, while the interest rate on foreign currency deposits increased, in 0.1% during the same period.

The Central Bank employs several tools to implement its monetary operations. These tools fall into the following three major categories:

•	open market operations, which include:

➢	auctions to financial institutions of Central Bank certificates of deposit (CDBCRP) and indexed certificates of deposit (CDR) (indexed to the exchange rate);

➢	temporary purchases of Central Bank certificates of deposits and of treasury bonds; and

➢	purchases and sales of foreign currencies in the interbank market;

•	discount-window transactions, which include:

➢	monetary regulation loans, generally known as rediscounts, which consist of short-term loans made directly by the Central Bank to financial institutions to cover their short-term liquidity needs;

➢	direct repos;

➢	overnight foreign currency swaps that allow the Central Bank to provide financial institutions with short-term liquidity; and

➢	remunerated overnight deposits in the Central Bank, in both domestic and foreign currencies, which allow the Central Bank to remove excess liquidity from the banking system; and

•	minimum reserve requirements.

As of December 31, 2017, the minimum reserve requirement for local and foreign currency deposits was 5.0%. Foreign currency deposits were subject to a 39% marginal rate. On average, 5.0% of local currency deposits and 36.6% of total foreign currency deposits were maintained as reserves. Financial institutions may satisfy the minimum reserve requirements with funds they hold in vaults or that are on deposit in their accounts at the Central Bank. Financial institutions also must maintain at least 1.0% and 3.0%, respectively, of local and foreign currency deposited with the Central Bank.

The Central Bank relies primarily on open market operations to regulate the liquidity of the banking system and promotes the perception of the Central Bank as a lender of last resort by imposing above-market rates and commissions on discount-window transactions.

The significant volatility of short-term capital flows has been a destabilizing factor in Peru’s monetary system since 1998 when large capital outflows occurred following the Russian financial crisis. Between 1999 and 2004, short-term capital fluctuated between U.S.$230 million of inflows in 2004 and U.S.$1.5 billion of outflows in 1999. Short-term capital outflows were U.S.$3.1 billion during 2013, U.S.$0.8 billion in 2014 and U.S.$2.5 billion in 2015. However, Peru had a short-term capital inflow of U.S.$0.05 billion during 2016 and outflows were U.S.$0.95 billion during 2017. To confront the volatility of short-term capital flows, the Central Bank generally requires high foreign currency reserve requirements that discourage significant capital outflows and promote holdings of local currency. Since January 2008, the Central Bank has issued certificates of deposit with restricted trading in order to avoid speculation against the dollar in the local market. This type of certificate can only be purchased by domestic financial institutions in primary placements.

Despite the positive impact that it may have on reducing cross-border transaction costs and preserving purchasing power, the high level of dollarization of the financial system has also increased the vulnerability of the economy (currency risk and liquidity risk). Dollarization generally refers to the degree to which the U.S. dollar has displaced the sol in the economy. Dollarization began during the 1980s as inflation rates started to rise. As inflation reached triple-digit rates between 1983 and 1985, foreign currency-denominated assets were increasingly used to store value. By 1990, when the annual inflation rate had reached 7,650%, 47% of total deposits in the domestic financial system, and 76% of total deposits held by Peruvians domestically and abroad, were denominated in U.S. dollars. Since the 1990s, the Peruvian economy has remained highly dollarized, but in the past few years the ratio of dollarization has been decreasing.

As of December 31, 2017, U.S. dollar-denominated deposits equaled 39.5% of total deposits in the financial system (at the end of 2016, they represented 42.4%, compared to 45.5% at the end of 2015, 39.8% at the end of 2014, and 40.4% at the end of 2013). At the same time, U.S. dollar-denominated credits in the private sector decreased to 32.2% of total credits in the financial system as of December 31, 2017 (32.0% at the end of 2016, 33.1% at the end of 2015, 42.8% at the end of 2014, and 45.0% at the end of 2013).

The continued demand for soles in the vast majority of transactions that take place in the Peruvian economy has preserved the sol as the main channel through which the Central Bank can affect aggregate demand and thus control inflation. The Central Bank expects that as it continues to meet its inflation targets, confidence in the value of the sol will grow, gradually restoring the sol as the principal currency for savings.

During 2017, the sol appreciated 3.4% against the U.S. dollar in nominal terms to S/3.240 at December 31, 2017 from S/3.356 at December 31, 2016 in the context of a general depreciation of the dollar in the global currency markets and a sustained recovery of prices of primary products. These conditions resulted in improved balances of the external accounts generating a current account surplus in 2017. Global economic recovery also reduced risk profiles of emerging economies and improved investment.

During this time, the sol had less implied volatility as compared to currencies of other Latin-American countries, due to the fundamentals of the Peruvian economy, and the Central Bank’s efforts to mitigate volatility.

One of the monetary policy instruments of the Central Bank is the use of reporting transactions (operaciones de reporte). In 1977, the Central Bank started implementing securities reporting transactions (operaciones de reporte de valores) to provide short-term liquidity to banking entities with liquidity constraints. In May 2007, the Central Bank started doing currency reporting transactions (operaciones de reporte de moneda), to provide liquidity by transferring Soles to the financial system in exchange for U.S. dollars. In addition, in the context of the measures to reduce the dollar-denomination of the economy in December 2014, two additional types of reporting transactions were created: (i) expansion reporting transactions, with the goal of supporting the growth of Soles-denominated credit, and (ii) substitution reporting transactions, with the goal of supporting the conversion of foreign currency-denominated credit into Soles-denominated credit.

The following table provides bank credit to the private sector as a percentage of global credit for the periods presented.

Bank Credit to the Private Sector

(as percentage of total credit)

		Private Commercial Banks		Public Sector Banks
		S/	Foreign Currency	S/	Foreign Currency
2013	March	50.4	47.4	2.2	—
	June	49.9	47.7	2.3	0.1
	September	51.8	46.0	2.2	0.1
	December	52.7	45.0	2.3	0.1
2014	March	53.8	44.1	2.1	0.1
	June	53.5	44.4	2.0	0.1
	September	53.7	44.2	2.0	—
	December	55.2	42.8	2.0	0.1
2015	March	58.0	40.0	2.0	—
	June	61.0	36.9	1.9	0.1
	September	63.7	34.3	1.9	0.1
	December	65.0	33.1	1.9	0.1
2016	March	66.3	31.8	1.9	0.1
	June	66.6	31.5	1.9	—
	September	65.4	32.7	1.9	—
	December	66.0	32.0	1.9	—
2017	March	66.4	31.6	2.0	—
	June	66.2	31.8	2.1	—
	September	65.8	32.0	2.2	—
	December	65.6	32.2	2.2	—

Source: Central Bank.

The Banking Law and the charter of the SBS, as defined below, provide that financial companies may freely establish interest rates and the commissions they charge on loans, deposits and other services they provide.

Supervision of the Financial System

Established in 1931, the Superintendencia de Banca, Seguros y Administradoras Privadas de Fondos de Pensiones, or Banking, Insurance and AFP Superintendency, or the SBS, is responsible for regulating and supervising the financial, insurance and private pension systems in Peru. Since 1979, the SBS has had institutional autonomy from the Ministry of Economy and Finance. In 1981, the first Ley Orgánica de la Superintendencia de Banca y Seguros, or Banking and Insurance Superintendency Charter and Banking and Insurance Law, was adopted, which outlined in greater detail the powers and functions of the SBS. The role of the SBS was expanded in 2000 when it was given jurisdiction over the private pension system. In September 2007, the Financial Intelligence Unit, a specialized unit in charge of preventing money laundering and the financing of terrorism, was incorporated to the SBS.

The overarching goal of the SBS is to protect the interests of customers, depositors and beneficiaries of the financial, insurance and private pension systems, by ensuring the solvency and integrity of the companies that operate in these sectors. The SBS has pursued this goal from a free-market perspective, stepping away from the interventionist model that characterized the financial industry until the early 1990s. Accordingly, the SBS has sought to create incentives for financial institutions to manage adequately their levels of risk, while imposing minimum standards to ensure that the integrity and solvency of the industry are not jeopardized.

Under current banking law, and the regulatory norms and guidelines adopted by the SBS, financial institutions are subject to the following three basic regulations:

•

Market-entry requirements designed to ensure that regulated entities have minimal capital levels to conduct their business and are otherwise reliable financial agents. In particular, the Banking Law requires that commercial banks have a minimum capital base of S/26.7 million, or approximately U.S.$8.2 million, for the fourth quarter of 2016 (readjusted quarterly based on the wholesale price index), and be managed by competent teams composed of persons of high integrity, aptitude and expertise in their particular fields.

•	Prudential standards designed to ensure that the quality of the financial system’s loan portfolio meets minimum levels. These prudential standards include the following requirements:

➢

Strict limits on credit concentration. Financial institutions may not lend an amount equal to or greater than 10% of their capital to any single person or entity. This limits (10% and 5%) may be raised to 30% depending on the kind of guarantee or security offered. Additionally, financial institutions may not lend more than 5% of their capital to any single person or entity residing abroad. This limit may be raised to 10% and 30% depending on the type of guarantee or security offered. The 1996 Banking Law No. 26,708 also prescribes special limits for particular kinds of credits, such as loans to affiliates and other foreign and domestic financial institutions.

➢

Capital adequacy ratios. The regulatory capital may be no less than 10% of risk-weighted assets of financial institutions (calculated for three major components of risk that a bank faces: credit risk, market risk and operational risk) which is stricter than the Basel Accord guidelines.

➢

Loan-loss reserve requirements. These requirements, which are strictly enforced, range from a minimum 1.1% reserve for loans with normal risk levels when the cyclical rule is activated, to a maximum 100% reserve for loans classified as a loss.

•

Disclosure requirements designed to regulators, economic agents in other sectors of the economy and the public, with sufficient information to evaluate the activities of financial institutions. The principal requirements include the following:

➢

Banks must register their shares on the Bolsa de Valores de Lima, or Lima Stock Exchange, or BVL, and thereby become subject to the disclosure guidelines established by the Superintendencia de Mercado de Valores, or Peruvian Securities Superintendency.

➢	Banks must publish their quarterly financial statements in major newspapers.

➢	Banks must have two credit rating agencies assess their overall risk, which are published in a major newspapers semiannually.

With respect to loan-loss reserve requirements, current risk classifications of loans to corporate, large- and medium-sized enterprises take into consideration primarily a cash flow analysis of the borrower, how long payments are overdue and the classification of the borrower by other financial entities. The borrower’s cash flow is based on the level of solvency, economic trends in its line of business and the quality of the borrower’s management and control systems. In the case of consumer, small and micro enterprises and mortgage loans, the risk classification is only based on the number of days payments are overdue. Additionally, guarantees or collateral may affect the specific level of reserves that must be maintained with respect to a particular loan.

The following table provides the risk-classification scheme mandated by the SBS.

Risk Category	Criteria

Normal:
Corporate, large and medium enterprises loans	0 days past due, high solvency, growing economic sector and adequate management and control systems.
Small and micro enterprises loans	Up to 8 days past due
Consumer loans	Up to 8 days past due.
Mortgage loans	Up to 30 days past due.

Potential problems:
Corporate, large and medium enterprises loans	Up to 60 days past due, based on cash flow analysis the company is able to fulfill all of its financial obligations, exhibits moderate solvency and adequate management and control systems, but is part of a temporarily destabilized economic sector.
Small and micro enterprises loans	9 to 30 days past due.
Consumer loans	9 to 30 days past due.
Mortgage loans	31 to 60 days past due.

Deficient:
Corporate, large and medium enterprises loans	60 to 120 days past due, moderate to low solvency, unclear tendency in economic sector and inadequate management and control systems.
Small and micro enterprises loans	31 to 60 days past due.
Consumer loans	31 to 60 days past due.
Mortgage loans	61 to 120 days past due.

Doubtful:
Corporate, large and medium enterprises loans	121 to 365 days past due, low solvency, falling revenues in economic sector and inadequate management and control systems.
Small and micro enterprises loans	61 to 120 days past due.
Consumer loans	61 to 120 days past due.
Mortgage loans	121 to 365 days past due.

Loss:
Corporate, large and medium enterprises loans	More than 365 days past due, debtor insolvent, structural problems in economic sector and inadequate management and control systems.
Small and micro enterprises loans	More than 120 days past due.
Consumer loans	More than 120 days past due.
Mortgage loans	More than 365 days past due.

Source: SBS.

The following table presents the minimum required loan-loss reserves by risk category.

Required Loan-Loss Reserves by Risk Category and Type of Loan

(as a percentage of total portfolio as of December 31, 2017)

	Loan-loss Reserves for Normal Loans
Type of Loan	Rate	Cyclical Component(1)
Corporate and large enterprises	0.70	0.4 or 0.45(2)
Medium enterprises	1.00	0.30
Small and micro enterprises	1.00	0.50
Consumer	1.00	1.0 or 1.5(3)
Mortgage	0.70	0.40

	Loan-loss reserves for Loans other than Normal Loans(4)
	With Liquid Guarantee	With Other Guarantee	Without Guarantee
Potential problems	1.25	2.50	5.00
Deficient	6.25	12.50	25.00
Doubtful	15.00	30.00	60.00
Loss	30.00	60.00	100.00

(1)	The cyclical component applies when GDP has a significant and constant growth and deactivates when it does not. The cyclical rule was activated and was last applied in November 2014.
(2)	For corporate loans the cyclical rate is 0.4% and for large enterprises the cyclical rate is 0.45%.
(3)	For non-revolving consumption loans the cyclical rate is 1%; and for revolving consumer loans it is 1.5%.
(4)	The required loan-loss reserves for loans guaranteed with highly liquid collateral is 1%.

Source: SBS.

The following tables provide information regarding loans of the financial system by risk category and type of institution and loans issued by commercial banks by risk category and type of loan.

Risk Classification of Loan Portfolio of the Financial System by Type of Institution

(as a percentage of total loans, as of December 31, 2017)

Risk Category	Commercial Banks	Finance Companies	Savings and Loans Associations		Small- Business Development Banks	Financial Leasing Companies	Total
			Municipal	Rural

Normal	92.47	86.34	88.20	91.09	85.41	78.56	91.93
Potential problems	2.48	4.00	3.62	2.72	4.54	11.27	2.62
Deficient	1.42	2.39	1.74	1.11	3.31	5.00	1.49
Doubtful	1.58	3.53	1.96	1.62	4.62	2.07	1.69
Loss	2.05	3.74	4.48	3.46	2.11	3.09	2.27

Total	100.00	100.00	100.00	100.00	100.00	100.00	100.00

Source: SBS.

Risk Classification of Loan Portfolio of Commercial Banks

(as a percentage of total loans, as of December 31, 2017)

Risk Category	Corporate Loans	Large Enterprises Loans	Medium Enterprises Loans	Small Enterprises Loans	Micro Enterprises Loans	Consumer Loans	Mortgage Loans

Normal	96.94	94.81	86.99	85.44	94.21	89.03	92.54
Potential problems	1.61	3.09	4.08	3.01	1.91	2.63	1.55
Deficient	0.96	1.20	1.97	1.91	1.00	1.96	1.31
Doubtful	0.42	0.47	2.57	2.96	1.26	3.44	1.75
Loss	0.08	0.42	4.39	6.69	1.61	2.95	2.85

Total	100.00	100.00	100.00	100.00	100.00	100.00	100.00

The following table provides the status of loans in the financial system as of December 31, 2017.

Status of Loans in the Financial System

(as a percentage of total loans, as of December 31, 2017)

Type of Institution	Current Loans		Refinanced and Restructured Loans	Loans Past Due	Loans Subject to Judicial Proceedings
	Short-term	Long-term

Commercial banks	37.3	58.3	1.4	1.4	1.6
Financial companies	28.5	63.5	2.5	3.9	1.6
Savings and loans associations:
Municipal	12.1	80.3	2.1	2.7	2.8
Rural	16.2	77.2	2.3	3.4	0.9
Small-business development banks	10.8	84.6	0.6	3.2	0.8
Financial leasing companies	41.3	53.5	0.1	4.7	0.5
Financial system	34.9	60.4	1.4	1.6	1.7

Source: SBS.

The SBS performs its supervisory role in the following two principal manners:

•

Supervision of regulated entities through on-site and off-site inspections. The SBS systematically reviews and analyzes the information that financial institutions are required to disseminate through the media and the Peruvian Securities Superintendency. Off-site inspections look to information disclosed by the supervised companies to ensure that the companies comply with applicable regulations, to review the management of the supervised financial institutions, and to identify risk factors that might indicate potential future problems. The SBS also conducts on-site inspections at least once a year. During such visits the SBS may conduct either a general evaluation of the financial institution or a review of specific issues.

•

Assessments made by third parties. The SBS regularly reviews the analyses of regulated entities conducted by auditors, foreign and domestic credit-rating agencies and other foreign and domestic supervisory agencies. These reviews allow the SBS to gain a broader perspective of the activities and performance of the Peruvian financial sector and to identify areas of concern.

In 1991, Peru introduced the Fondo de Seguros de Depósitos, or Deposit Insurance Fund, which, as of December 31, 2017, insures deposits in the financial system up to S/97,529.0, or approximately U.S.$30,101.54 (readjusted quarterly based on the wholesale price index), per person, for each financial institution member of the Deposit Insurance Fund. The introduction of the Deposit Insurance Fund eased some of the burdens created by several closures of deficient banks that resulted from the banking reforms undertaken by Peru.

Financial Sector

Prior to 1990, Peru’s regulation of the financial system was characterized by interventionist measures that limited and directed the activities of banks, restricted foreign competition and prevented profit remittances and credit payments abroad. This regulatory environment undermined competition in the financial services industry and limited the supply of medium- and long-term credit.

As part of its economic program, President Fujimori’s administration undertook to overhaul Peru’s financial system. Its first measures included liberalizing interest rates and eliminating exchange rate controls. In 1996, Congress passed the Ley General del Sistema Financiero y del Sistema de Seguros y Orgánica de la Superintendencia de Banca y Seguros, or the Banking Law (Law No. 26,702), which:

•	adopted a policy of nondiscrimination among foreign and national banks, and state and private banks;

•	opened the financial market to foreign banks and insurance companies;

•	liberalized market-entry barriers for domestic banks; and

•	tightened prudential standards and disclosure requirements.

As of December 31, 2017, the Peruvian financial system was composed of 79 financial institutions including insurance companies and private pension fund managers, consisting of:

•	16 full-service commercial banks;

•	12 municipal and 6 rural savings and loan associations;

•	9 small-business development non-bank institutions;

•	11 finance companies;

•	one financial leasing company;

•	21 insurance companies;

•	four private pension fund managers; and

•	four state-owned entities (not including the Central Bank), Banco de la Nación, the Corporación Financiera de Desarrollo, or COFIDE, Banco Agropecuario and Fondo MiVivienda.

Of the 16 full-service commercial banks in operation as of December 31, 2017, 12 are partly foreign-owned or have foreign owners holding. As of December 31, 2017, other institutions supervised by the SBS included two mortgage management companies, six money transfer companies, four general deposit warehouses, three trust companies, one surety and bonding house, three cash transportation, custody and management companies, one financial factoring company and three electronic currency companies.

Established in 1966, Banco de la Nación is a state-owned bank that offers a variety of services to the public sector, including regional governments and local governments. These services include:

•	collecting taxes on behalf of various governmental agencies;

•	making payments and transfers on behalf of the Government;

•	serving as paying and centralized collection agent for Peru’s internal indebtedness and its medium- and long-term external indebtedness; and

•	providing banking and foreign exchange services for the Government’s foreign trade transactions.

Established in 1971, COFIDE is a state-owned development bank that specializes in providing credit to the financial sector. Through these credits, COFIDE is expected to promote private sector credit for the various sectors of the economy.

Established in 2001, Banco Agropecuario is a state-owned bank that provides credit services to the agriculture, cattle-ranch and aquaculture sectors, and to the activities of transformation and commercialization of products of the farming and aquaculture sectors. Established in 2006, Fondo MiVivienda is a state-owned enterprise that provides financing to financial intermediaries, such as full-service commercial banks, with the objective to promote the development of housing projects and to facilitate access to mortgage loans for all sectors of society.

During 2006, 2007 and 2008, the Peruvian financial system experienced several important events. In May 2006, Scotiabank Perú S.A. was created as a result of the merger of Banco Sudamericano and Banco Wiese Sudameris. In October 2006, October 2007, January 2008 and June 2008, HSBC Bank Perú S.A., Santander Perú S.A., Banco Azteca del Perú S.A. and Deutsche Bank (Perú) S.A., respectively, were authorized to start operations as full-service commercial banks in Peru. In addition, two finance companies related with retailers were authorized to start operating as full-service banks in June 2007 and January 2008.

In 2010, two new finance companies began operations. In 2011, the number of microfinance institutions increased as a result of the creation of a new municipal savings association in October 2011. In 2012, Edpyme Inversiones La Cruz, a company specializing in retail loans, was authorized to start operations. In August 2012, a new bank, Banco Cencosud, was authorized to start operations as a full-service commercial bank and Edpyme Proempresa transformed into a financial services company. In December 2012, CRAC Profinanzas merged with Financiera Universal which, as of December 31, 2012, ranked, with respect to total market share, eighth in terms of total direct credit (with 3.20%), third in terms of total deposits (with 6.56%) and ninth in terms of equity (with 4.16%). In May 2013, Financiera Confianza acquired CRAC Nuestra Gente and in October 2013, Edpyme Nueva Visión was authorized to convert into a financial services company.

In March 2015, the merger of Financiera Edyficar and Mibanco was approved by the Banking Superintendence (SBS) and in September 2015 the merger of Financiera Nueva Visión and CRAC Credinka was also approved. In October, Financiera IFC acquired CRAC Libertadores de Ayacucho. In December 2015, the SBS revoked its authorization for operations of Financiera Edyficar, with the surviving entity remaining as a supervised company. In May 2016, Edpyme Raiz’s acquisition of CRAC Chavin was approved and in July 2016, Deutsche Bank Peru’s voluntary dissolution and subsequent liquidation was also approved. In August 2016, the acquisition of CRAC Cajamarca by Financiera Credinka was approved. In June 2017, the acquisition of Edpyme Solidaridad by CRAC Los Andes was approved.

The following table presents the percentage of loans and deposits corresponding to each category of financial institution as of December 31, 2017.

Loans and Deposits

(as a percentage of total loans and total deposits by currency)

	As of December 31, 2017
	Loans		Deposits
Type of Institution	S/	U.S.$	S/	U.S.$

Commercial banks	79.2	97.9	73.7	95.6
Finance companies	5.3	0.4	3.5	0.4
Municipal savings and loans associations	9.3	0.5	9.6	1.7
Rural savings and loans associations	0.7	0.1	0.6	0.1
Small business development banks	0.8	0.3	—	—
Financial leasing companies	—	0.2	—	—
State-owned banks(1)	4.8	0.6	12.6	2.3

Total	100.0	100.0	100.0	100.0

(1)	Does not include second floor loans.

Source: SBS.

The following table presents the number of financial institutions and the percentage interest in total assets of the financial system held by each category of financial institution as of the dates presented.

Number of Financial Institutions

and Share of Total Assets of the Financial System

	Number of Institutions as of December 31,					Share of Total Assets (%) as of December 31,
Type of Institution	2013	2014	2015	2016	2017	2017

Commercial banks	16	17	17	16	16	79.5
Finance companies	12	12	11	11	11	2.9
Municipal savings and loans associations	13	12	12	12	12	5.2
Rural savings and loans associations	9	9	7	6	6	0.4
Small business development banks	9	11	12	10	9	0.5
Financial leasing companies	2	2	2	2	1	0.1
State-owned entities	4	4	4	4	4	11.5

	65	67	65	61	59	100.0

Source: SBS.

In 2013, total assets of the Peruvian financial system increased by 5.8% compared to 2012, primarily as a result of challenging conditions in the global economy, leading to decreased economic activity in the country as compared to 2012. In 2014, total assets of the financial system increased by 3.7%, primarily as a result of improved macroeconomic performance. In 2015, total assets increased by 5.4% compared to 2014. In 2016, total assets increased by 1.8% compared to 2015. In 2017, total assets increased by 8.9% compared to 2016.

The following table provides the total gross assets of the Peruvian financial system as of the dates presented.

Total Gross Assets of the Peruvian Financial System and the Commercial Banks

(in millions of U.S. dollars and percentage change from previous year)

	Financial System(1)		Commercial Banks
As of December 31,	U.S.$	Growth Rate (%)	U.S.$	Growth Rate (%)
2013	105,223	5.8	93,494	6.4
2014	109,145	3.7	96,946	3.7
2015	114,992	5.4	105,195	8.5
2016	117,005	1.8	105,979	0.7
2017	127,453	8.9	114,564	8.1

(1)	Does not include state-owned banks.

Source: SBS.

The financial system is the primary source of private sector financing. For the years ended December 31, 2012 and 2013, the trend continued with the wholesale and retail sector and the manufacturing sector having the largest share of loans, with 17.2% and 13.7%, respectively, in 2012 and 17.2% and 14.1%, respectively, in 2013. For the years ended December 31, 2014 and 2015, loans to the wholesale and retail section represented 17.0% and 16.6%, respectively, of total loans while loans to the manufacturing sector as a percentage of total loans were 14.5% and 14.0%, respectively.

In 2016, loans to the wholesale and retail sector represented 16.4% of total loans and manufacturing accounted for 13.8% of all loans. In 2017, loans to the wholesale and retail sector represented 16.3% of total loans and manufacturing accounted for 13.1% of all loans.

The following tables provide information regarding the allocation of loans to each sector of the economy as of the dates presented.

Loans of the Financial System by Sector(1)

(in millions of U.S. dollars, at current prices)

	As of December 31,
Sector	2013	2014	2015	2016	2017
Agriculture and livestock	2,127	2,191	2,246	2,344	2,629
Fishing	582	453	424	428	360
Mining	2,405	2,169	2,364	1,961	2,669
Manufacturing	9,805	10,736	10,412	10,903	11,344
Electricity, gas and water	2,174	2,425	2,535	2,707	2,521
Construction	1,503	1,830	1,716	1,731	1,718
Wholesale and retail trade	11,965	12,564	12,305	12,942	14,111
Hotels and restaurants	1,073	1,184	1,215	1,276	1,485
Transportation, warehousing and telecommunications	3,766	3,958	3,673	4,044	4,434
Financial intermediation	1,659	1,718	2,434	2,586	2,611
Real estate	4,884	5,505	5,672	6,290	6,551
Public administration and defense	160	191	154	136	340
Education	633	675	808	952	1,130
Health and social services	343	365	353	405	437
Other(2)	26,468	27,977	27,805	30,340	34,038

Total loans	69,548	73,941	74,118	79,047	86,378

(1)	Does not include state-owned banks and financial leasing companies.
(2)	Includes consumer loans and mortgage loans.

Source: SBS.

Loans of the Financial System by Sector(1)

(as a percentage of total loans)

	As of December 31,
Sector	2013	2014	2015	2016	2017
Agriculture and livestock	3.1	3.0	3.0	3.0	3.0
Fishing	0.8	0.6	0.6	0.5	0.4
Mining	3.5	2.9	3.2	2.5	3.1
Manufacturing	14.1	14.5	14.0	13.8	13.1
Electricity, gas and water	3.1	3.3	3.4	3.4	2.9
Construction	2.2	2.5	2.3	2.2	2.0
Wholesale and retail trade	17.2	17.0	16.6	16.4	16.3
Hotels and restaurants	1.5	1.6	1.6	1.6	1.7
Transportation, warehousing and telecommunications	5.4	5.4	5.0	5.1	5.1
Financial intermediation	2.4	2.3	3.3	3.3	3.0
Real estate	7.0	7.4	7.7	8.0	7.6
Public administration and defense	0.2	0.3	0.2	0.2	0.4
Education	0.9	0.9	1.1	1.2	1.3
Health and social services	0.5	0.5	0.5	0.5	0.5
Other(2)	38.1	37.8	37.5	38.4	39.4

Total loans	100.0	100.0	100.0	100.0	100.0

(1)	Does not include state-owned banks or financial leasing companies.
(2)	Includes consumer loans and mortgage loans.

Source: SBS.

Liquidity and Credit Aggregates

The most significant money supply measures in Peru are M1, M2 and M3, which consist generally of the following:

•	M1 consists of currency in circulation plus demand and savings deposits in domestic currency held in private sector banks, that are easily convertible into cash;

•	M2 consists of M1 plus time deposits in domestic currency held in private banks and mortgage certificates and other certificates, in domestic currency, issued by private banks; and

•	M3, or “broad money,” consists of M2 plus foreign currency in circulation.

During the five-year period ended December 31, 2017, Peru’s monetary base decreased by 4.8%, from U.S.$48.6 billion as of December 31, 2013 to U.S.$17.7 billion as of December 31, 2017. For the five-year period ended December 31, 2017, M1 grew at a compound annual rate of 2.4, M2 grew at a compound annual rate of 4.2% and M3 grew at a compound annual rate of 4.7%.

The following table shows changes in selected monetary indicators as of the stated dates.

Selected Monetary Indicators

(percentage change from previous year)(1)

	As of December 31,
	2013	2014	2015	2016	2017
M1	13.8	5.9	7.6	5.1	7.9
M2	18.6	7.8	6.3	7.3	11.2
M3	15.1	10.3	11.2	8.2	5.2

(1)	Average indicators of the period.

Source: Central Bank.

The following table presents the composition of the monetary base and international reserves as of the dates presented.

Monetary Base and Central Bank’s International Reserves

(in millions of U.S. dollars, at current prices)

	As of December 31,
	2013	2014	2015	2016	2017
Currency in circulation and cash in vaults at banks	15,189	15,954	14,337	15,195	17,059
Commercial bank deposits at the Central Bank	3,359	2,121	704	690	598

Monetary base	18,549	18,075	15,041	15,885	17,657
Gross international reserves	65,710	62,353	61,537	61,746	63,737
Net international reserves	65,663	62,308	61,485	61,686	63,627

As of December 31, 2013, the ratio of gross international reserves at the Central Bank to the monetary base was approximately 3.5 to 1, compared to 3.4 to 1 at December 31, 2014, 4.1 to 1 at December 31, 2015, 3.9 to 1 at December 31, 2016, and 3.6 to 1 at December 31, 2017.

As of December 31, 2014, total credit aggregates were U.S.$50.7 billion and total deposits were U.S.$60.5 billion. As of December 31, 2015, total credit aggregates were U.S.$52.3 billion and total deposits were U.S.$59.9 billion. As of December 31, 2016, total credit aggregates were U.S.$56.7 billion and total deposits were U.S.$63.2 billion. As of December 31, 2017, total credit aggregates were U.S.$67.7 billion and total deposits were U.S.$71.6 billion.

For the 5-year period ended December 31, 2017, private-sector credit increased at a compound annual growth rate of 5.8%, to U.S.$87.1 billion at the end of the period. For the same period, total deposits increased at a compound annual growth rate of 5.2%, while foreign currency-denominated deposits increased at a compound annual growth rate of 5.8%, to U.S.$28.3 billion. During the same period, local currency-denominated deposits had a compound annual growth rate of 4.8%, totaling U.S.$43.3 billion at December 31, 2017.

As of December 31, 2017, Peru’s monetary base was U.S.$17.7 billion. From December 31, 2016 to December 31, 2017, gross international reserves increased slightly, to U.S.$63.7 billion and net international reserves increased to U.S.$63.6 billion as of December 31, 2016, from approximately U.S.$61.7 billion as of December 31, 2016.

The following table presents liquidity and credit aggregates, and changes in selected monetary indicators as of the dates presented.

Liquidity and Credit

(in millions of U.S. dollars, at current prices)

	As of December 31,
	2013	2014	2015	2016	2017
Monetary aggregates
Currency in circulation	12,552	13,145	11,919	12,886	14,253
M1	22,225	22,947	20,916	21,966	25,220
M2	48,920	50,855	45,798	50,658	59,104
M3	72,907	75,043	73,138	77,496	87,407
Credit by sector(1):
Public sector(2)	(25,917)	(24,607)	(22,878)	(23,274)	(19,391)
Private sector	70,804	75,294	74,918	79,929	87,123

Total credit aggregates	44,887	50,687	52,041	56,655	67,732
Deposits:
Local currency(3)	35,363	36,406	32,646	36,394	43,322
Foreign currency(4)	23,968	24,071	27,285	26,775	28,288

Total deposits	59,331	60,477	59,931	63,169	71,610

(1)	Includes securities offerings and cash advances from checking accounts of depository corporations.
(2)	Net claims on public sector of depository corporations.
(3)	Includes sight deposits, saving deposits, time deposits and other certificates in domestic currency of depository corporations.
(4)	Includes demand deposits, savings deposits and time deposits in foreign currency of depository corporations.

Source: Central Bank.

Inflation

The economic and monetary program the Government implemented during the early 1990s resulted in a sharp decline in inflation. Peru experienced hyperinflation during the late 1980s and 1990s, but by 1999 inflation had declined to a rate of 3.5% per year. During the five-year period ended December 31, 2017, inflation has been relatively stable at rates of 2.9% in 2013, 3.2% in 2014, 4.4% in 2015, 3.2% in 2016, and 1.4% in 2017.

During 2013, the rate of inflation was 2.9%, mainly resulting from higher prices for basic goods such as meat and sugar that depend on international prices as well as higher prices for domestic goods and services that began to dissipate in September 2013. In 2014, the inflation rate was 3.2%, primarily the result of higher food prices, principally the price of chicken and higher prices for services, especially in electricity tariffs. In 2015, the inflation rate was 4.4%, principally reflecting increased food prices, electricity and other services that are affected by fluctuations in the exchange rate. In 2016, the inflation rate was 2.3%, primarily as a result of higher prices for transportation, communications, food and beverages, clothes and shoes, gasoline, electricity and other consumer goods. In 2017, the inflation rate was 1.4%, primarily as a result of higher prices for transportation, communications, food and beverages, clothes and shoes, gasoline, electricity and other consumer goods.

The following table shows changes in the CPI for the periods presented.

Consumer Price Index

(percentage change)

	End of Period(1)	Average(2)
December 31,
2013	2.9	2.8
2014	3.2	3.2
2015	4.4	3.5
2016	3.2	3.6
2017	1.4	2.8

(1)	Accumulated during the 12-month period.
(2)	12-month average.

Foreign Exchange and International Reserves

Foreign Exchange

Prior to 1991, Peru exercised control over the foreign exchange markets by imposing multiple exchange rates and placing restrictions on the possession and use of foreign currencies. In 1991, the Fujimori administration eliminated all foreign exchange controls and the exchange rates were unified. Currently, foreign exchange rates are determined by market conditions, with regular operations by the Central Bank in the foreign exchange market in order to reduce volatility in the value of the sol against the U.S. dollar.

The following table shows the sol/U.S. dollar exchange rates for the periods presented.

	Exchange Rates(1) (S/ per U.S.$)
	End of Period(2)	Average
As of December 31,
2013	2.80	2.70
2014	2.99	2.84
2015	3.41	3.18
2016	3.36	3.38
2017	3.24	3.25

(1)	Formal rates offered by private commercial banks.
(2)	As of the last day of the year.

International Reserves

Under Article 72 of the Central Bank’s charter, the international reserves administered by the Central Bank may consist of:

•	gold and silver reserves;

•	foreign currencies and notes generally accepted as a means of payment in the international markets;

•	negotiable bank acceptances with terms of less than 90 days from the date of acquisition by the Central Bank;

•	Special Drawing Rights, or SDRs, or any other gold substitute included in the Articles of Agreement of the IMF, corresponding to Peru;

•	reciprocal credit agreements between the Central Bank and similar entities;

•	contributions in gold, foreign currencies and SDRs to international monetary organizations; and

•	in the discretion of the Central Bank’s board:

➢	foreign currency deposits of less than 90 days;

➢	certificates of deposits of less than 90 days issued by banks; and

➢	highly-liquid investment-grade securities issued by international organizations or public foreign entities.

During the 1990s, the Central Bank maintained a policy of accumulating international reserves. International reserves help Peru to maintain economic and financial stability by ensuring the availability of foreign currency in extraordinary situations. These situations can include sudden, significant withdrawals of foreign currency deposits from the banking system and sharp downturns in exports and economic activity.

The policy of the Central Bank to manage its international reserves generally emphasizes capital preservation and liquidity. Nevertheless, once the international reserves have reached certain threshold levels, the policy of the Central Bank is to balance capital preservation with adequate returns on reserves.

In order to guide the optimal investment distribution of its reserves, the Central Bank uses a model benchmark portfolio that reflects the risk-return combination chosen by the Central Bank’s board to accomplish the general principals of capital preservation, liquidity and return. This portfolio is designed in light of actual market conditions to ensure that it provides feasible goals and shuns speculative assumptions. The Central Bank adjusts the value of its investment portfolio daily on the basis of market prices.

The Central Bank considers and actively manages the following four kinds of risks in investing its international reserves:

•	Liquidity risk. The Central Bank manages liquidity risk by distributing its investments among three kinds of assets, following the guidelines of its benchmark portfolio:

➢	highly-liquid, short-term assets to cover unexpected contingencies;

➢

liquid assets with maturities not exceeding one year, which include bank time deposits with maturities not exceeding three months and staggered maturity dates, and highly-liquid fixed-income securities; and

➢

assets with maturities exceeding one year, generally consisting of bonds that offer a relatively higher return because of the longer maturity. To ensure an adequate level of liquidity, these bonds must have been issued in minimum amounts as prescribed by the Central Bank.

•

Credit risk. To minimize risks that may arise because of the insolvency of the creditor, the Central Bank does not invest in debt or equity issued by private entities and diversifies its investments among:

➢	deposits in foreign banks that are rated in the three highest categories of Standard & Poor’s (a division of the McGraw-Hill Companies), Moody’s Investor Service and Fitch Ratings; and

➢

fixed-income securities or securities guaranteed by international organizations, foreign governments or their agencies, which are rated in the three highest categories by Standard & Poor’s, Moody’s Investor Service and Fitch Ratings.

•

Foreign exchange risk. Fluctuations in the foreign exchange markets can pose a significant risk to the level of reserves at the Central Bank because the Central Bank accounts for its reserves in U.S. dollars and because of the significant U.S. dollar-denominated liabilities of the Peruvian banking system. Moreover, the majority of Peru’s foreign trade and capital flows are also denominated in U.S. dollars, which can also exert significant pressure on the Central Bank’s international reserves. To safeguard its international reserves from fluctuations in the foreign exchange markets, the Central Bank invests primarily in U.S. dollar-denominated assets.

•

Market risk. To mitigate market risk, the Central Bank tries to match the average maturity of its assets to that of its liabilities. The average duration, or length of time required to receive the present value of future payments, of the Central Bank’s portfolio does not exceed one year, which protects it significantly from market fluctuations. Additionally, the Central Bank imposes limits on the maximum term of its portfolio securities.

•

Interest rate risk. To mitigate interest rate risk, the Central Bank takes the terms of its liabilities into account when fixing the terms of its assets. As such, the average duration of the total portfolio is short, which reduces the impact of interest rate variations on the market value of the portfolio.

The Central Bank’s net international reserves decreased from U.S.$65.7 billion in 2013 to U.S.$63.6 billion in 2017:

•

In 2013, net international reserves increased 2.6% from 2012 to U.S.$65.7 billion. This increase was primarily attributable to the Central Bank’s net international position and an increase in foreign currency deposits held by private banks.

•

In 2014, net international reserves decreased 5.1% to U.S.$62.4 billion. This reduction in international reserves during 2014 resulted primarily from the net sales in foreign currency (principally U.S. dollars) in the local exchange markets as a means to reduce volatility in the value of the sol.

•

In 2015, net international reserves decreased 1.3% to U.S.$61.5 billion. This decrease compared to 2014 was mainly attributable to a decrease of the Central Bank’s net international position and in deposits by the public and private sectors.

•	In December 2016, net international reserves increased to U.S.$61.8 billion, of which 60% was invested in securities, 35% was invested in deposits and 5% was invested in gold and other assets.

•	In 2017, net international reserves increased to U.S.$63.6 billion, primarily as a result of a gain in net sales in foreign currency of U.S.$9.6 million and interest earned of U.S.$543 million.

From 2013 to 2017, the total gross reserves of the Peruvian banking system (in months of total imports) fluctuated between 19.4% in 2013 and 20.8 in 2017.

The following table sets the composition of the international reserves of Peru’s banking system.

Net International Reserves of the Banking System

(in millions of U.S. dollars, at period end, at current prices)

	As of December 31,
	2013	2014	2015	2016	2017
Central Bank
Assets	65,710	62,353	61,537	61,746	63,731
Liabilities	(47)	(45)	(52)	(60)	(110)

Total (assets less liabilities)	65,663	62,308	61,485	61,686	63,621

Banco de la Nación and development banks:
Assets	62	161	68	69	104
Liabilities	—	—	—	—	—

Total (assets less liabilities)	61	161	68	69	104

Private banks
Assets	2,279	2,724	2,441	2,577	3,164
Liabilities	(1,604)	(2,027)	(2,422)	(1,969)	(2,631)

Total (assets less liabilities)	675	697	19	608	533

Net international reserves	66,399	63,167	61,572	62,363	64,258

Memorandum items:
Gross reserves of the Central Bank	65,710	62,353	61,537	61,746	63,731
Gross reserves of the banking system	68,051	65,238	64,045	64,392	67,000
Gross reserves of the Central Bank (in months of total imports)	18.7	18.2	19.8	21.1	19.8
Gross reserves of the banking system (in months of total imports)	19.4	19.1	20.6	22.0	20.8

Source: Central Bank.

Securities Markets

The securities markets in Peru are regulated by the Peruvian Securities Superintendency that has as its primary purpose to protect investors and promote the efficient operations of securities markets. In particular, the Peruvian Securities Superintendency’s functions include:

•	supervising the activities and management of the various market participants, including the BVL, brokerage firms, issuing companies, mutual and other investment fund and credit-rating agencies, and

•	promoting market transparency through disclosure requirements.

Peru’s capital markets underwent significant changes during the 1990s as a result of various reform initiatives undertaken by the Government. These reforms began in 1991 with passage of the Ley del Mercado de Valores, or the Securities Market Law of 1991, which implemented a comprehensive set of measures that liberalized and modernized the operations of the Peruvian capital markets. These measures included:

•	requirements for securities exchange and broker dealers, such as the introduction of a special fund these entities must provide in order to guarantee the proper execution of trades;

•

market transparency and disclosure requirements, particularly through the creation of the Registro Público de Valores e Intermediarios, or Public Registry of Securities and Broker Dealers, a public record of all the participants in the Peruvian capital markets, including issuers, broker-dealers and credit-rating agencies;

•

a regulatory framework for new institutions that were authorized to operate in the Peruvian capital markets and which would play an increasingly important role (these new institutions included mutual funds and credit-rating agencies); and

•	requirements for the operation of primary and secondary markets, including guidelines for the settlement of securities transactions, dealer commissions, dispute resolution and asset securitization.

In 1996, a new Ley del Mercado de Valores, or Securities Market Law of 1996, was introduced. This Law preserved the basic market structure adopted under the Securities Market Law of 1991, but introduced changes to streamline the operations of the Peruvian capital markets, making them more compatible with international standards. These changes included:

•	vesting with the BVL self-regulatory authority;

•	creating CAVALI ICLV S.A., a private securities clearing and depositary agency independent of the BVL;

•	liberalizing the brokerage business by introducing less stringent minimum capital requirements and broadening the range of transactions in which brokerage firms may participate; and

•	restricting insider trading.

To stimulate the growth of Peru’s capital markets, the Government also encouraged greater participation in the markets through economic incentives. In 1993, Peru adopted tax exemptions for both capital earnings generated through stock exchange trading and interest income obtained from any kind of bond. These tax exemptions, which expired in 2011, played a pivotal role in funneling funds toward the Peruvian capital markets.

Another significant factor in the development of the Peruvian capital markets was the introduction in 1993 of private pension funds, which have become important for institutional investors. Administradoras Privadas de Fondos de Pensiones, private pension fund managers, or AFPs, were created under Decree Law No. 25,897, or the Private Pension System Law of 1992. These AFPs were introduced not only to improve Peru’s social security system, but also to channel funds towards development of the capital markets. For a description of Peru’s private pension system, see “Public Sector Finance—Social Security” below. In April 2016, Law No. 30,425 modified the Pension law to provide that pensioners 65 years of age and older may elect to receive up to 95.5% of the funds available from the AFPs to such pensioner or to receive benefits in traditional payment schedules.

From 2013 to 2017, membership in these funds increased at an average annual rate of approximately 3.8%. As of December 31, 2017, there were four AFPs with 12 funds in operation, with approximately 6.6 million members and approximately U.S.$48.3 billion in assets under management. These funds invest in equity securities, representing approximately 10.7% of their portfolios, fixed-income securities, representing approximately 44.3% of their portfolios, and mutual funds and investments, representing approximately 43.3% of their portfolio balances, and investments in securities issued abroad, representing 43.3% of their portfolio balances.

Mutual funds entered the market as a result of the Securities Market Law of 1991, which established a regulatory framework for their operations. As of December 31, 2017, there were seven mutual fund companies in operation that administered 155 mutual funds and managed approximately U.S.$9.2 billion in assets for approximately 443,195 investors. Of these mutual funds, 31 invest primarily in debt securities, representing approximately 70.4% of the total portfolio balances, 12 invest primarily in mixed-income securities, representing approximately 1.4% of the total portfolio balances, and 12 invest primarily in variable-income securities, representing approximately 1.1% of the total portfolio balances.

The Peruvian capital markets grew significantly during the 1990s as a result of the reforms implemented by the Government during that period. Despite this growth, the Peruvian capital markets remain relatively small and illiquid. Accordingly, most businesses, particularly small and medium-size businesses, raise capital through the local banking system. Large businesses also benefit from limited access to foreign credit.

Founded in 1971, the BVL is the only securities exchange operating in Peru. The BVL was privatized as part of the capital-market reforms implemented by the Government in 1991 and currently operates as an entity with regulatory and enforcement power under the supervision of the Superintendency of Securities Market (SMV). Cash transactions with equity securities accounted for 66.9% of the total traded volume in the BVL during 2014, while cash transactions with fixed income securities accounted for 18.1% of such amount.

As of December 31, 2015, there were 276 companies that had their equity securities listed on the BVL. Market capitalization of domestic companies’ listed securities has decreased from U.S.$121.6 billion as of December 31, 2011, to U.S.$90.7 billion as of December 31, 2015. Otherwise, the annual traded value on the BVL has decreased from U.S.$7.8 billion in 2011 to U.S.$3.2 billion in 2015. As of December 31, 2016, there were 283 companies that had equity securities listed on the BVL. Total market capitalization reached U.S.$124.0 billion as of December 31, 2016. The annual traded amount on the BVL exceeded U.S.$4.5 billion during 2016.

As of December 31, 2017, there were 284 companies that had equity securities listed on the BVL. Total market capitalization reached U.S.$162.35 billion as of December 31, 2017. The annual traded amount on the BVL exceeded U.S.$8.9 billion during 2017.

The Latin American Integrated Market, or MILA, is the product of an agreement between the stock exchanges of Santiago (Chile), Colombia and Lima (Peru) to form a regional capital market for the exchange of shares in securities. MILA began operations in May 2011. While MILA aims to integrate the capital markets of the member states to promote investment, each member state retains regulatory autonomy over its own capital market.

Peru’s Capital Markets

Transaction Volume and Market Capitalization(1)

(in millions of U.S. dollars, at current prices)

	As of December 31,
	2013	2014	2015	2016	2017
Equities:
Stocks	3,614.9	3,801.9	1,536.3	2,558.4	6,130.0
Other	321.7	60.7	236.0	107.1	163.0

Total	3,936.7	3,862.6	1,772.4	2,665.5	6,293.0
Fixed income securities:
Auctions	—	—	—	—	—
Continued trading	77.8	345.2	367.6	1,072.0	1,580.9
Bonds-money market	751.9	698.3	483.0	308.6	333.9
Mortgage bills	—	—	—	—	—
Certificate of deposit	—	—	—	—	—
Other	—	—	—	—	—

Total	829.7	1,043.4	850.6	1,380.6	1,914.8
Report transactions:
Equities	902.3	835.7	506.1	440.1	664.6
Debt instruments	11.4	22.8	22.7	58.0	33.3

Total	913.8	858.5	528.8	498.1	697.9
Primary Auction	80.4	11.0	23.7	21.7	38.1
Securities lending	—	—	—	—	—

Non-massive issued instruments	—	—	—	—	—

Total transaction volume	5,760.5	5,775.5	3,175.5	4,566.0	8,943.8

Market capitalization	120,653.4	120,763.0	90,656.8	124,043.8	162,354.8

(1)	BVL.

Source: Peruvian Securities Superintendency and BVL.

PUBLIC SECTOR FINANCES

Non-Financial Public Sector

Peru’s non-financial public sector consists of:

•	the Government;

•	the Government’s various decentralized administrative and regulatory agencies, such as:

➢	ESSALUD; and

➢	the National Superintendency for Tax Administration, or SUNAT;

•	the local governments; and

•	non-financial state-owned enterprises, such as Petroperu; and Empresa de Electricidad del Perú S.A., or Electroperu.

The non-financial public sector has registered a decreasing overall surplus in 2013 of U.S.$1.8 billion, or 0.9% of GDP. In 2014, the non-financial public sector registered a deficit of U.S.$0.6 billion, or 0.3% of GDP. In 2015, the non-financial public sector registered a deficit of U.S.$3.9 billion or 2.0% of GDP. In 2016, the non-financial public sector registered a deficit of U.S.$4.9 billion or 2.5% of GDP. In 2017, the non-financial public sector registered a deficit of U.S.$6.7 billion or 3.1% of GDP. This result was primarily due to lower tax receipts related to tax cuts implemented during the year and higher fiscal expenditures that grew more than income. For a description of the Government’s fiscal accounts see “—Central Government” below.

By Law No. 27,245, the Fiscal Restraint Act was approved in December 1999 to foster fiscal stability by establishing specific guidelines concerning non-financial public sector deficits, government spending growth and growth in public sector debt. In May 2003, Congress amended the Fiscal Restraint Act by changing its name to Ley de Responsabilidad y Transparencia Fiscal, Law No. 27,958 or the Fiscal Responsibility and Transparency Act, and adapting the law to the recently-established regional governments. This law was subsequently modified by Law No. 30,099, with a view to strengthen fiscal responsibility and transparency (Ley de Fortalecimiento de la Responsabilidad y Transparencia Fiscal).

In December of 2016, pursuant to Legislative Decree No. 1,276, the Government approved a new framework under the Fiscal Responsibility and Transparency Act to facilitate the monitoring and accountability of the management of public finances of the public sector and permit an adequate management of assets and liabilities under a fiscal risk approach.

In August of 2017, through Law No. 30,637, the fiscal deficit was temporarily increased for the period from 2017-2020, by 3.2% percentage points of GDP compared to the prior budget. For 2021, the fiscal deficit is limited by law to 1.0% of GDP. The temporary expansion of the fiscal deficit is due exclusively to the priority need for the reconstruction of the country as a result of the damage caused by the El Niño Costero phenomenon.

In 2013, the non-financial public sector surplus was U.S.$1.8 billion, or 0.9% of GDP. This surplus was largely attributable to increased current revenues driven by non-financial public sector spending. In 2014, the non-financial public sector deficit was U.S.$0.6 billion, or 0.3% of GDP. This deficit was largely attributable to a 1.0 percentage point increase in non-financial public sector spending to 18.5% of GDP in 2014 from 17.5% of GDP in 2013, mainly due to the increase in current expenditure to 13.8% of GDP in 2014 from 12.8% of GDP in 2013.

In 2015, the non-financial public sector deficit was U.S.$3.9 billion, or 2.0% of GDP, compared to a deficit of U.S.$0.6 billion, or 0.3% of GDP, for 2014. This higher deficit in 2015 was mainly explained by lower tax receipts related to tax cuts implemented during the year, higher fiscal expenditures that grew more than income and also because of a higher VAT reimbursements. In 2016, the non-financial public sector deficit was U.S.$4.9 billion, or 2.5% of GDP, compared to a deficit of U.S.$3.9 billion, or 2.0%, of GDP for 2015. This higher deficit in 2016 was mainly driven by the same factors as was the case in 2015.

In 2017, the non-financial public sector deficit was U.S.$6.7 billion, or 3.1% of GDP, compared to a deficit of U.S.$4.9 billion, or 2.5%, of GDP for 2016. This higher deficit in 2017 was mainly driven by lower economic growth and the impact of certain tax regulations on tax collections, which led to a decrease of 0.6% of GDP.

The following tables provide information on the non-financial public sector accounts for the periods presented.

Consolidated Accounts of the Non-Financial Public Sector (NFPS)(1)(2)

(in millions of U.S. dollars, at current prices)

	As of December 31,
	2013	2014	2015	2016	2017
Primary balance (deficit):
Central government	3,107	1,224	(3,423)	(2,466)	(4,573)
Decentralized agencies	840	578	924	350	212
Municipal governments	(257)	(132)	413	(223)	465
State-owned enterprises	313	(73)	200	(397)	(217)

Primary NFPS	4,004	1,597	(1,886)	(2,736)	(4,112)
Interest payments:
External debt	1,134	1,025	836	891	977
Domestic debt	1,119	1,162	1,196	1,238	1,582

Total interest payments	2,254	2,187	2,033	2,130	2,559

Overall NFPS	1,750	(590)	(3,919)	(4,865)	(6,671)
Financing:
External	(1,624)	(296)	3,081	1,277	(3,181)
Domestic	(399)	875	808	2,702	9,836
Privatization	273	12	30	886	16

Total financing	(1,750)	590	3,919	4,865	6,671

(1)	Includes the operations of the Government and non-financial public institutions, but excludes the operations of financial public institutions.
(2)	Preliminary data.

Sources: Central Bank.

Consolidated Accounts of the Non-Financial Public Sector (NFPS)(1)(2)

(as a percentage of GDP, at current prices)

	As of December 31,
	2013	2014	2015	2016	2017
Primary balance
Central government	1.5	0.6	(1.8)	(1.3)	(2.1)
Decentralized agencies	0.4	0.3	0.5	0.2	0.1
Municipal governments	(0.1)	(0.1)	0.2	(0.1)	0.2
State-owned enterprises	0.2	—	0.1	(0.2)	(0.1)

Primary NFPS	2.0	0.8	(1.0)	(1.4)	(1.9)
Interest payments:
External debt	0.6	0.5	0.4	0.5	0.5
Domestic debt	0.6	0.6	0.6	0.6	0.7

Total interest payments	1.1	1.1	1.1	1.1	1.2

Overall NFPS	0.9	(0.3)	(2.0)	(2.5)	(3.1)
Financing:
External	(0.8)	(0.1)	1.6	0.7	(1.5)
Domestic	(0.2)	0.4	0.4	1.4	4.6
Privatization	0.1	—	—	0.5	—

Total financing	(0.9)	0.3	2.0	2.5	3.1

(1)	Includes the operations of the Government and non-financial public institutions, but excludes the operations of financial public institutions.
(2)	Preliminary data.

Source: Central Bank.

Central Government

Peru’s central government comprises the executive branch, including its ministries and other centralized agencies. Prior to January 1, 2003, the central government also included Peru’s 24 regional councils, whose representatives were appointed by the President and public universities. As of January 1, 2003, the regional councils were replaced by 25 regional governments headed by elected officials. See “The Republic of Peru—History, Government and Political Parties—Government—Regional Governments.”

The Government derives its revenues primarily from:

•	tax collections;

•	import tariffs;

•	non-tax revenues, such as fees, interest income and royalties from mining and hydrocarbon production; and

•	dividends from state-owned companies.

Between 2013 and 2017, total Government revenues fluctuated from U.S.$38.5 billion, or 19.0% of GDP, in 2013, to U.S.$32.6 billion, or 15.2% of GDP, in 2017. During this period, tax revenues fluctuated from U.S.$33.1 billion in 2013, or 16.3% of GDP, to a low of U.S.$27.8 billion, or 12.9% of GDP, in 2017. Compared to the levels of GDP registered in 2016, in 2017, total revenues increased 4.7%, tax revenues increased 1.5%, and non-tax revenues increased 26.2%.

Government expenditures consist primarily of:

•	wages of public sector employees;

•	transfers to public sector entities;

•	interest payments on debt;

•	public investments in infrastructure; and

•	pension expenditures.

Between 2013 and 2017, total Government expenditures, excluding interest payments on the Government’s debt outstanding, fluctuated between U.S.$35.4 billion, or 17.5% of GDP, in 2013, to a high of U.S.$37.2 billion, or 17.3% of GDP, in 2017. In 2017, total Government expenditures, excluding interest payments on the Government’s debt, increased in terms of percent of GDP 10.3%, as compared to that recorded in 2016. In 2017, total Government expenditures were U.S.$37.2 billion, or 17.3% of GDP, compared to U.S.$32.6 billion, or 16.7% of GDP, in 2016.

In 2013, the Government registered an overall fiscal surplus of U.S.$1.0 billion, or 0.5% of GDP, and tax collections totaled U.S.$33.1 billion, or 16.3% of GDP, representing an increase of 6.2% compared to 2012. In 2014, the Government registered an overall fiscal deficit of U.S.$0.8 billion, or 0.4% of GDP, and tax collections totaled U.S.$33.6 billion, or 16.5% of GDP, representing an increase of 6.7% compared to 2013.

In 2015, the overall fiscal deficit registered U.S.$5.3 billion, or 2.7% of GDP and tax collections totaled U.S.$28.3 billion or 14.7% of GDP, a decrease of 5.4% compared to 2014. In 2016, the overall fiscal deficit reached U.S.$4.4 billion or 2.3% of GDP and tax collections totaled U.S.$26.5 billion or 13.5% of GDP, a decrease in nominal terms of 0.9% as compared to 2015.

In 2017, the overall fiscal deficit reached U.S.$6.9 billion or 3.2% of GDP and tax collections totaled U.S.$27.8 billion or 12.9% of GDP, an increase of 1.5% as compared to 2016.

In 2013, the primary surplus was U.S.$3.1 billion, or 1.5% of GDP, representing a decrease of 30.6% compared to 2012, primarily due to the fact that during 2013 Government expenditure grew at a faster rate than growth in revenue. In 2014, the primary surplus was U.S.$1.2 billion, or 0.6% of GDP, representing a decrease of 58.6% compared to 2013, primarily due to slower growth in government revenue, particular tax revenue, and faster growth in capital expenditures, compared to 2013.

In 2015, the primary fiscal deficit was U.S.$3.4 billion or 1.8% of GDP. Fiscal revenue decreased 7.0% compared to 2014. In 2016, the primary fiscal deficit was U.S.$2.5 billion or 1.3% of GDP representing an increase of 23.8% compared to 2015. Fiscal revenue decreased 0.8% compared to 2015. In 2017, the primary fiscal deficit was U.S.$4.6 billion or 2.1% of GDP, representing a decrease of 79.2% compared to 2016. Fiscal revenue increased 4.7% compared to 2016 in nominal terms ; however, there has been a loss of revenue equivalent to 0.2% of GDP (15.4% of GDP in 2016 compared to 15.2% of GDP in 2017). The following tables provide information regarding government accounts for the periods presented.

Central Government Accounts(1)(2)

(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2013	2014	2015	2016	2017
Fiscal revenue:
Current revenue:
Tax revenue:
Income tax	13,512	14,149	10,909	11,040	11,282
Capital gains tax	—	—	—	—	—
Taxes on goods and services:
General sales tax	17,697	17,740	16,222	15,632	16,773
Excise taxes	2,028	1,809	1,725	1,751	1,943

Total taxes on goods and services	19,725	19,550	17,947	17,383	18,716
Import tariffs	631	631	557	476	444
Other taxes	(812)	(748)	(1,101)	(2,386)	(2,597)

Total tax revenue	33,056	33,581	28,312	26,512	27,845
Non-tax revenue(3)	5,157	4,956	3,632	3,345	4,368

Total current revenue	38,213	38,536	31,943	29,857	32,213
Capital revenue	334	268	201	271	424

Total fiscal revenue	38,547	38,804	32,144	30,129	32,637
Expenditures:
Current non-financial expenditures:
Wages and salaries	8,594	9,664	8,929	9,364	10,669
Goods and services	8,170	8,601	9,281	8,343	9,034
Current transfers	9,176	9,706	8,426	7,441	8,597

Total current non-financial expenditures	25,940	27,970	26,636	25,149	28,300
Capital expenditures:
Fixed investment	5,654	5,627	4,890	4,260	4,582
Other	3,846	3,983	4,040	3,186	4,329

Total capital expenditures	9,500	9,610	8,931	7,446	8,910

Total expenditures	35,440	37,581	35,567	32,594	37,210
Fiscal balance:
Primary fiscal balance (deficit)	3,107	1,224	(3,423)	(2,466)	(4,573)
Interest	2,118	2,036	1,838	1,978	2,358

Overall fiscal balance (deficit)	989	(812)	(5,261)	(4,444)	(6,931)
Financing:
Foreign financing	(1,922)	(520)	3,216	427	(3,349)
Domestic financing	661	1,320	2,016	3,130	10,264
Privatization	273	12	30	886	16

Total financing	(989)	812	5,261	4,444	6,931

(1)	Includes the operations of the Government and non-financial public institutions, but excludes the operations of financial public institutions.
(2)	Preliminary data.
(3)	Includes transfers from state-owned enterprises and royalties from petroleum companies.

Sources: Central Bank.

Central Government Accounts(1)(2)

(as a percentage of GDP, at current prices)

	For the year ended December 31,
	2013	2014	2015	2016	2017
Fiscal revenue:
Current revenue:
Tax revenue:
Income tax	6.7	7.0	7.0	5.6	5.2
Capital gains tax	—	—	—	—	—
Taxes on goods and services:
General sales tax	8.7	8.7	8.4	8.0	7.8
Excise taxes	1.0	0.9	0.9	0.9	0.9

Total taxes on goods and services	9.7	9.6	9.3	8.9	8.7
Import tariffs	0.3	0.3	0.3	0.2	0.2
Other taxes	(0.4)	(0.4)	(0.6)	(1.2)	(1.2)

Total tax revenue	16.3	16.5	14.7	13.5	12.9
Non-tax revenue(3)	2.5	2.4	1.9	1.7	2.0

Total current revenue	18.8	19.0	16.6	15.3	15.0
Capital revenue	0.2	0.1	0.1	0.1	0.2

Total fiscal revenue	19.0	19.1	16.7	15.4	15.2
Expenditures:
Current non-financial expenditures:
Wages and salaries	4.2	4.8	4.6	4.8	5.0
Goods and services	4.0	4.2	4.8	4.3	4.2
Current transfers	4.5	4.8	4.4	3.8	4.0

Total current non-financial expenditures	12.8	13.8	13.8	12.9	13.1
Capital expenditures:
Fixed investment	2.8	2.8	2.5	2.2	2.1
Other	1.9	2.0	2.1	1.6	2.0

Total capital expenditures	4.7	4.7	4.6	3.8	4.1

Total expenditures	17.5	18.5	18.5	16.7	17.3
Fiscal balance:
Primary fiscal balance (deficit)	1.5	0.6	(1.8)	(1.3)	(2.1)
Interest	1.0	1.0	1.0	1.0	1.1

Overall fiscal balance (deficit)	0.5	(0.4)	(2.7)	(2.3)	(3.2)
Financing:
Foreign financing	(0.9)	(0.3)	1.7	0.2	(1.6)
Domestic financing	0.3	0.7	1.0	1.6	4.8
Privatization	0.1	—	—	0.5	—

Total financing	(0.5)	0.4	2.7	2.3	3.2

(1)	Includes the operations of the Government and non-financial public institutions, but excludes the operations of financial public institutions.
(2)	Preliminary data.
(3)	Includes transfers from state-owned enterprises and royalties from petroleum companies.

Sources: Central Bank.

Tax Regime

All government taxes in Peru are collected by the Superintendencia Nacional de Administración Tributaria, or SUNAT. SUNAT’s budget is determined primarily through a percentage-based funding mechanism that provides the agency with 1.6% of its domestic tax collections and with 1.5% of import tariffs.

The following table presents the composition of Peru’s tax revenues for the periods presented.

Tax Revenue of Peru (Central Government)(1)

(as a percentage of total tax revenue)

	For the year ended December 31,
	2013	2014	2015	2016	2017
Income Tax
Individual	11.4	11.4	11.7	12.5	12.6
Corporate	25.7	26.3	22.8	24.9	22.5
Clearing	3.9	4.4	4.0	4.3	5.4

Total income tax	40.9	42.1	38.5	41.6	40.5
Taxes on goods and services
Value-added tax	53.5	52.8	57.3	59.0	60.2
Excise tax
Fuel tax	2.8	2.1	2.5	2.7	2.9
Other	3.3	3.2	3.6	3.9	4.1

Total excise tax	6.1	5.4	6.1	6.6	7.0

Total taxes on goods and services	59.7	58.2	63.4	65.6	67.2
Import tariffs	1.9	1.9	2.0	1.8	1.6
Other taxes	10.2	9.0	9.1	9.3	9.6
Tax refund	(12.6)	(11.2)	(12.9)	(18.3)	(19.0)

Total tax revenue	100.0	100.0	100.0	100.0	100.0

(1)	Reflects adjustments to reconcile estimated income tax withheld with actual income tax liabilities due by taxpayers.

Source: Central Bank.

Income Taxes

The current income tax law is structured over the basis of five income categories. First and Second category income comprise income from capital gains, Fourth and Fifth category income comprise income from labor, and Third category income is related to corporate income.

Income from capital gains is subject to a rate of 6.25% applied over reported net income. In calculating the net income, a fixed deduction of 20% from the gross income is allowed. First category income is the one received by individuals from the lease of movable and fixed property located within Peru. Second category income is the result of capital gains.

Employment income (which may result from employed or self-employed work) is subject to the following tax rates effective as of the 2016 tax year:

Personal Annual Income (in UIT(1))	2017 (%)

Up to 5	8%
Between 5-20	14%
Between 20-35	17%
Between 35-45	20%
Greater than 45	30%

(1)	UIT is an annual reference index used for tax purposes. For 2017, the UIT is equivalent to S/4,050, or approximately U.S.$1,250.

Source: Ministry of Economy and Finance.

The dividends which are capital gains are taxed at a rate of 5%.

Peru treats capital gains as ordinary income for tax purposes. The income tax rate for enterprises legally regarded as located in Peru is 29.5% effective as of fiscal 2017, which applies to net worldwide income. Companies also pay the Temporary Net Asset Tax (ITAN) which is applied at a rate of 0.4% on assets exceeding S/1.0 million, or approximately U.S.$0.3 million.

Furthermore, there are other specific exemptions that apply to certain industries and regions.

Capital Gains Tax

Peru treats all capital gains as ordinary income for tax purposes. In the past, a significant source of capital income was exempt from the tax base.

As of 2016, the following sources of income will no longer be exempt:

•	capital gains from the transfer of equities, shares, corporate bonds and other securities;

•	interest generated from securities such as corporate bonds, certificates of deposits and mortgage loans;

•	yields from participations in mutual funds and investment funds;

•	interest received by corporations from deposits in the financial system; and

•	yields from voluntary contributions to pension funds.

Nevertheless, some exemptions remain effective. For instance, interest by individuals from their deposits in the financial system and yields from mandatory contributions to pension fund administrators. Current exemptions are scheduled to be effective through 2018.

Value-Added Tax

Effective as of March 1, 2011, Peru imposed an 18.0% value-added tax called the Impuesto General a las Ventas, or IGV, that is applicable to:

•	the sale or import of movable personal property within Peru;

•	the rendering or use of services in Peru;

•	construction agreements; and

•	the first transfer of real estate by a builder.

Each party in the chain of production generally collects the IGV tax from its customer and pays SUNAT the difference between the tax paid to its suppliers and the tax collected from its customers. For imports of goods, the taxable base is the cost, insurance and freight price plus customs duties, surcharges and excise tax paid on those goods.

Some products and services are currently exempt from payment of the IGV, such as fishmeal, various agricultural products, including potatoes, tomatoes, beans, coffee, tea, cocoa and wheat, urban public and cargo transport, financial services, live entertainment and some medicines for cancer, HIV/AIDS and diabetes treatment. Peru also applies a special exemption for purchases made as part of the development of natural resources.

The IGV does not apply to the export of goods or services or construction contracts performed abroad. Exporters are reimbursed any portion of the IGV they pay on the purchase of goods and services they export and can apply those refunds as credits to offset the IGV or income tax liabilities.

A 2% tax known as the Impuesto de Promoción Municipal, or Municipal Development Tax, is also imposed, which is included in the IGV.

Excise Tax

Peru applies an excise tax on selected goods and on gambling activities. The following table shows the tax rates applicable to selected goods as of December 31, 2017.

Product	Rate (%)
Soda	17.0
Gambling	10.0
New cars	10.0
Used cars	30.0
Ethyl alcohol	20.0
Cigarettes	S/0.18 per unit
Horse races	2.0
Beer	30.0

Source: Ministry of Economy and Finance.

In the case of Pisco, an alcoholic beverage, the applicable tax is S/1.50 per liter.

Peru also imposes an excise tax on fossil fuel products. The tax is levied on the volume sold or imported, expressed in units of measurement established by the Ministry of Economy and Finance. The following table shows the tax rates currently applicable to selected fuel products.

Fuel	S/per gallon(1)
Gasoline:
less than 84 octane	0.93
from 84–89 octane	0.88
from 90–94 octane	0.99
from 95–97 octane	1.07
greater than 97 octane	1.13
Kerosene	1.93
Gas oil	1.40
Diesel B2	1.04
Residual 6	0.68

(1)	As of Nov. 11, 2016.

Source: Ministry of Economy and Finance.

Financial Transactions Tax

On March 1, 2004, a financial services transaction tax, or ITF, became effective. The ITF is a levy applicable to almost all banking transactions, including transfers and foreign exchange transactions, as well as certain non-banking transactions such as transfers made by fund transfer companies. Although the ITF was initially set at 0.15%, the Government proposed in early March 2004 to decrease the rate. On March 25, 2004, Congress approved the Government’s proposal, effective March 27, 2004, to set the rate at 0.10% through the end of 2004, decreasing to 0.08% during 2005. In late 2006, the Government established a schedule that gradually decreased the rate to 0.05% in 2010. On February 20, 2011, Congress approved, effective April 1, 2011, to decrease the rate to 0.005%, which is the current applicable ITF rate on financial transactions.

Royalty Fee

In September 2011, the Mining Royalty Law, Law No. 28,258, was amended by Law No. 29,788 to increase the tax payable on metallic and non-metallic mineral resources. Effective October 1, 2011, the royalty for the exploitation of metallic and non-metallic resources is payable on a quarterly basis in an amount equal to the greater of (i) an amount determined in accordance with the statutory scale of tax rates based on a company’s operating profit margin and applied to the company’s operating profit, as adjusted by certain non-deductible expenses, and (ii) 1% of a company’s net sales, in each case during the applicable quarter. The royalty rate applied to the company’s operating profit is based on its operating profit margin and the rate ranges from 1% to 12%.

In addition, there is a royalty fee on hydrocarbons which is calculated according to the value of the hydrocarbon produced and is established on each exploration and production contract.

Special Mining Tax

In September 2011, Congress passed Law No. 29,789 that institutes a special mining tax on the operating profits of mining companies that results from the sale of metallic mining products, self-consumption or unauthorized withdrawals of such products. The special mining tax rate ranges from 2% to 8.40%, depending on the subject company’s quarterly operating profit margin.

Tax Amnesty

There have been no tax amnesties in the five-year period ended December 31, 2011. However, in December 2009, Congress passed Law No. 29,482 in order to exempt from income tax those economic activities performed between 2,500 and 3,200 meters above sea level. The exemption will last ten years and it excludes mining activities and those activities performed in capital cities.

International Tax Treaties

Peru has entered into tax treaties in order to avoid double taxation with Chile, Canada, Brazil, the Andean Community (Ecuador, Colombia and Bolivia), Mexico, South Korea, Switzerland and Portugal.

The 2018 Budget

Pursuant to the Constitution and the Ley General del Sistema Nacional de Presupuesto, or General Law of the National Budget System, published on December 8, 2004, and effective as of January 1, 2005, the Ministry of Economy and Finance, acting through the Dirección General de Presupuesto Público, or Public Budget Administration Office, is responsible for preparing Peru’s annual budget.

The annual budget is prepared on the basis of:

•	proposals submitted by the various public entities;

•	matching revenue estimates with goals and priorities established for each entity; and

•	coordinating balances for previous fiscal years and estimates for future fiscal years.

The Public Budget Administration Office submits its proposed budget to the Council of Ministers for approval. If the Council of Ministers approves the proposed budget, it is submitted by the President to Congress by August 30 of each year. Upon congressional approval, the proposed budget becomes the Annual Law of the Public Sector Budget. Under the Constitution, if by November 30 of any year, Congress has not submitted to the executive branch an official document commenting on or approving the budget, the budgetary proposal submitted by the President is automatically adopted as the Annual Law of the Public Sector Budget.

The 2018 budget was submitted to the Congress of the Republic of Peru in August 2017 and was approved on November 30, 2017. The following table summarizes the principal assumptions on which the 2018 budget is based.

Principal Budgetary Assumptions for 2018

Projected real GDP growth	4.0%
Projected (cumulative)inflation	2.8%
Projected average exchange rate	S/3.35 per dollar

Source: Ministry of Economy and Finance.

Based on these assumptions, the 2018 budget proposal projects the following:

•	fiscal revenues of S/102.7 billion, or approximately U.S.$31.7 billion;

•	public expenditures of S/129.2 billion, or approximately U.S.$39.9 billion; and

•	an overall non-financial public sector deficit of S/26.3 billion, or 3.5% of projected 2018 GDP.

The following tables set forth Peru’s revenues and expenditures of the 2018 budget by principal categories:

	National Government	Regional Governments	Local Governments	Total
	(in millions of soles)
Current expenditures	71,394	21,200	10,641	103,236
Capital investments	32,108	4,287	5,095	41,490
Debt services	11,880	264	289	12,433

Total expenditures	115,382	25,751	16,026	157,159

The following table sets forth the assumed sources of revenue for purposes of the 2018 budget:

Financial Sources	Amount
(in millions of soles)

Tax revenue	102,699
Administrative and governmental fees	13,552
Third-party credit sources	20,657
Donations and transfers	522
Other (1)	19,729

Total	157,159

(1)	Includes revenue from mining rights, concession fees, and related items.

Social Security

Peru has a two-tier pension system. The public pension system is a pay-as-you-go system by which current social security contributions are used to pay benefits currently provided by the Government. This system requires that the Government contribute to finance pension payments. In 1992, the Government created the private pension system, through the licensing of AFPs, as an alternative to the public pension system.

The public pension system has two components:

•	the general pay-as-you-go-system, which applies to the general population and is administered by the Oficina de Normalización Previsional, or Office of Pension Regularization; and

•	the special public sector regimes for the military, police, teachers, various judges and magistrates, other special segments of the population and other public servants.

The public sector has two pension reserve funds funded by privatization receipts:

•

the Fondo Consolidado de Reservas Previsionales, or Consolidated Reserve Fund, an autonomous fund with resources earmarked to meet public pension obligations falling due over the medium and long term; and

•	the Fondo Nacional de Ahorro Público, or National Public Savings Fund, the objective of which is to provide supplemental pensions to all low-income pensioners in the public pension system.

As of December 31, 2014, there were four AFPs in the private pension system. New entrants to the labor market are automatically enrolled in an AFP unless they elect to enroll in the public pension system within ten days of employment. Workers may leave the public pension system for an AFP at any time, but once they leave they cannot re-enroll in the public pension system, except as described below. To compensate individuals who switch to the AFPs for pension rights they had accumulated while participating in the public pension system, the Government has authorized the issuance of recognition bonds. Recognition bonds are transferable, zero-coupon bonds indexed to the CPI and redeemable at retirement.

To provide an incentive for individuals to join AFPs and to discourage participation in the public pension system, the Government increased the public pension system contribution rate from 3.0% to 11.0% at 1995 and 13% at 1997. In 2002, Congress approved an increase of the minimum monthly pension in the public pension system from S/300.00 to S/415.00. As of December 31, 2017, the private pension system contribution rate was 13.2%. Workers become eligible to receive benefits at age 65.

In November 2004, Congress enacted a constitutional reform to unify the administration of public pensions, reduce the financial deficits of the pension funds and improve its distributions to different economic classes. The indexed pension scheme that allowed certain retired government employees to receive a life pension equal to the salary of a worker currently serving in the retiree’s former post or one equivalent to it was eliminated and pension caps were established.

In March 2007, Congress enacted a law to reform the affiliation and return to the public pension system process, with the aim that people who left the public pension system for an AFP, or chose an AFP from the start, and would as a consequence receive a lower pension, were allowed to return or transfer to the public pension system.

Accordingly, this law regulates the conditions under which a person may choose to return or transfer to the public pension system and provides mechanisms for making that an informed decision. The estimated cost of this reform for Peru was approximately U.S.$2.1 billion in actuarial present value. This amount was calculated for 410,000 people and considered greater social security costs to the public pension system due to people who return or transfer to it from the private pension system, the payment of additional pensions and the financial costs of advancing recognition bonds under the exceptional regime of early retirement. As of December 31, 2017, 155,086 people have returned to the public pension system.

On September 23, 2013, Law No. 30,082 became effective as an amendment to Law No. 29,903 – Ley de Reforma del Sistema Privados de Pensiones that provides for the voluntary inclusion in the pension plan of an employer of independent workers who are under 40 years of age. Among the policies relating to Peru’s pension system that President Humala proposed, was the creation of Pension 65 that requires payment of S/250.00 per month to seniors 65 years of age and older who did not previously have a pension plan to be funded with financing from the National Treasury. As of December 31, 2017, the Government had executed S/831.8 million or 99.9% of the budgeted funds and more than 545,508 individuals participated in the program.

PUBLIC SECTOR DEBT

Peru’s total public sector debt consists of foreign currency-denominated debt and sol-denominated debt. Peru’s total public external debt consists of loans from foreign creditors to the Government, the Central Bank and public sector entities.

External Debt

As of December 31, 2017, taking into account swap agreements, 58.4% of public external debt was denominated in soles. As of December 31, 2017, public external debt totaled U.S.$22.7 billion, or 10.5% of GDP, compared to U.S.$23.8 billion, or 12.1% of GDP, as of December 31, 2016.

The following tables provide further information on public sector external debt as of the dates presented.

Public Sector External Debt

(in millions of U.S. dollars, except for percentages)

	As of December 31,
	2013	2014	2015	2016	2017
Public sector external debt	18,778	19,764	23,630	23,762	22,710
Total public sector external debt as % of GDP(1)	9.3	9.7	12.3	12.1	10.5
Total public sector external debt as % of total exports(1)	43.8	50.0	68.7	64.2	50.6

(1)	Peru does not include IMF credit use in reports of total public sector external debt. Debt ratios are calculated on the basis of Peru’s total official non-reserve liabilities.

Source: Central Bank.

Public Sector External Debt, Net of Reserves

(in millions of U.S. dollars, at current prices)

	As of December 31,
	2013	2014	2015	2016	2017
Public sector external debt(1)	(18,778)	(19,764)	(23,630)	(23,762)	(22,710)
Gross international reserves of the Central Bank	65,710	62,353	61,537	61,746	63,731

Public sector external debt, net of reserves	46,933	42,588	37,907	37,984	41,021

(1)	Peru does not include IMF credit use in reports of total public sector external debt.

Source: Central Bank.

Peru’s credit ratings are as follows as of December 31, 2017:

•	Fitch: long term issuer default rating of BBB+ (Outlook Stable);

•	Standard & Poor’s: long term foreign currency credit rating of BBB+ (Outlook Stable);

•	Moody’s: long term foreign currency bonds rating of A3 (Outlook Stable); and

•	DBRS: long term foreign currency issuer rating of BBB (high) (Outlook Positive).

In June 2017, Standard & Poor’s reaffirmed its BBB+ rating for Peru’s long-term debt securities and stable outlook while in August 2017, Moody’s also affirmed Peru’s A3 rating and stable outlook. In March 2018, Fitch reaffirmed Peru’s BBB+ rating and confirmed its stable outlook.

A Fitch “BBB” rating indicates that expectations of default are currently low. The capacity for payment of financial commitments is considered adequate but adverse business and economic conditions are more likely to impair this capacity. This is the second notch in investment grade category. A Fitch outlook indicates the direction in which a rating is likely to move over a one to two-year period. Outlooks may be “positive,” “stable” or “negative.” A Positive or Negative outlook does not imply a rating change is inevitable. Similarly, a rating for which outlook is “stable” could be upgraded or downgraded before an outlook moves to Positive or Negative if circumstances warrant such an action. On November 10, 2011, Fitch upgraded Peru’s long term foreign currency debt rating from “BBB-” to “BBB” with an outlook of stable. On October 23, 2013, Fitch further upgraded Peru to BBB+ with an outlook of stable. On March 24, 2017, Fitch reaffirmed its rating and outlook (BBB+; Outlook Stable).

A Standard & Poor’s “BBB” rating indicates that an obligor exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. Securities rated in this category are investment grade. A Standard & Poor’s rating outlook assesses the potential direction of a long-term credit rating over the intermediate to longer term. In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. A Standard & Poor’s outlook of “positive” means that a rating may be raised; however, an outlook is not necessarily a precursor of a rating change. On August 30, 2011, Standard & Poor’s upgraded Peru’s long-term foreign currency debt rating from “BBB-” to “BBB” with an outlook of stable. On August 19, 2013, Standard & Poor’s further upgraded Peru to BBB+ with an outlook of stable. On June 14, 2017, Standard & Poor’s reaffirmed its rating and outlook (BBB+; Outlook Stable).

For Moody’s, obligations rated “Baa2” are judged to be subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification. This is the second lowest investment grade category. Securities rated in this category are investment grade. The modifier 1 indicates a high-range ranking in the Baa generic rating classification. Moody’s rating outlook is an opinion regarding the likely direction of a rating over the medium term. Where assigned, rating outlooks fall into the following four categories: “Positive,” ‘Negative,” “Stable” or “Developing” (contingent upon an event). On July 2, 2014, Moody’s upgraded Peru’s foreign currency rating from “Baa2” to “A3” with an outlook of stable. On August 23, 2017, Moody’s reaffirmed its rating and outlook (A3; outlook stable).

For DBRS, obligations rated “BBB” are judged to be of adequate credit risk. The protection of principal and interest is adequate to provide a reasonable level of comfort. However, structural imbalances or policy management may need development. Rating trends provide guidance in respect of DBRS’s opinion regarding the outlook for the rating in question, with rating trends falling into one of three categories: “Positive,” “Stable” or “Negative.” The rating trend “positive” indicates that DBRS considers the rating is heading in a positive direction if the tendencies considered when analyzing the trend continue, unless challenges arise. On April 29, 2013, DBRS upgraded Peru’s long-term foreign and local currency issuer ratings to BBB (high) from BBB (low) with the trend remaining Positive.

Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Peru’s current ratings and the rating outlooks currently assigned to Peru are dependent upon economic conditions and other factors affecting credit risk that are outside the control of Peru. Each rating should be evaluated independently of the others. Detailed explanations of the ratings may be obtained from the rating agencies. The information above was obtained from information available on the websites of the rating agencies.

During the period from 2013 to 2017, multilateral debt represented, on average, 26.2% of Peru’s public sector external debt. Peru’s principal multilateral creditors are the World Bank, representing, on average, 35.3% of outstanding multilateral debt each year from 2013 to 2017, and the IADB, representing, on average, 35.2% of outstanding multilateral debt each year from 2013 to 2017. Loans from the World Bank have funded irrigation, agriculture, poverty reduction, education, health reform and transportation projects. Loans from the IADB have been used to fund projects relating to poverty reduction, education, financial-sector reform and state modernization.

The following table provides information on capital flows from multilateral lenders for the periods presented.

Capital Flows from Multilateral Lenders

(in millions of U.S. dollars)

	As of December 31,
	2013	2014	2015	2016	2017
World Bank:
Disbursements minus principal amortizations	(611.1)	14.0	876.2	(104.1)	(200.8)
Disbursements minus principal, interest and commissions	(692.0)	(11.5)	847.5	(160.2)	(278.0)
IADB:
Disbursements minus principal amortizations	(1,186.1)	103.9	18.6	422.8	70.4
Disbursements minus principal, interest and commissions	(1,373.7)	65.0	(22.3)	366.5	6.7

Source: Ministry of Economy and Finance (Dirección General de Endeudamiento y Tesoro Público, or General Bureau of Public Debt and Treasury).

The following is a brief overview of the principal debt incurrences by Peru. See “Annex A—Republic of Peru: Global Public Sector External Debt” for further information regarding Peru’s debt outstanding as of December 31, 2017.

•	On April 21, 2013, Peru entered into a loan agreement with IBRD, in an aggregate principal amount of U.S.$450 million to fund social programs.

•	On April 9, 2014, Peru entered into a loan agreement with CAF, in an aggregate amount of U.S.$150.0 million, to fund infrastructure projects.

•	On July 24, 2014, Peru entered into a loan agreement with IBRD, in an aggregate amount of U.S.$120.0 million, to fund a project to improve the transportation system in the city of Cusco.

•	On November 7, 2014, Peru entered into a loan agreement with JICA, in an aggregate amount of ¥6,944 million, to fund the Moquegua Central Hydroelectric Installation Projects 1 and 3.

•

On November 7, 2014, Peru entered into a loan agreement with JICA, in an aggregate amount of ¥2,480 million, to fund Program for the Flood Protection Program for Valleys and Vulnerable Rural populations.

•

On December 4, 2014, Peru entered into two loan agreements with IADB, in an aggregate amount of U.S.$25.0 million each, to fund each of the Sanitation Sector Second Generation Reforms Program III and the Program to Improve Productivity and Competitiveness III.

•	On April 30, 2015, Peru entered into a loan agreement with IADB, in an aggregate amount of U.S.$300 million, to fund the construction of Line 2 of Lima’s subway.

•

On May 6, 2015, Peru entered into a contingent loan agreement with IBRD, in an aggregate amount of U.S.$400 million, arranged as a catastrophe deferred drawdown option to finance the emergency expenses in case a natural disaster occurs.

•

On May 15, 2015, Peru entered into a contingent loan agreement with IADB, in an aggregate amount of U.S.$300 million, to finance the emergency expenses in case a natural disaster, economic crisis or financial crisis occurs.

•	On July 23, 2015, Peru entered into a loan agreement with CAF, in an aggregate amount of U.S.$150 million, to finance the construction of Line 2 of Lima’s subway.

•	On April 4, 2016, Peru entered into a loan agreement with IBRD, in an aggregate amount of U.S.$1.25 billion, to fund public spending and fiscal risk management.

•	On April 4, 2016, Peru entered into a loan agreement with IBRD, in an aggregate amount of U.S.$1.25 billion, to stimulate human capital and productivity.

•	On April 29, 2016, Peru entered into a loan agreement with IADB, in an aggregate amount of U.S.$20 million, to fund foreign trade projects.

•	On June 28, 2016, Peru entered into a loan agreement with IADB, in an aggregate amount of U.S.$30 million, to fund youth employment projects.

•	On June 28, 2016, Peru entered into a loan agreement with IADB, in an aggregate amount of U.S.$40 million, to fund innovation projects.

•	On July 21, 2016, Peru entered into a loan agreement with CAF, in an aggregate amount of U.S.$153.8 million, to fund hydraulic infrastructure projects.

•	On October 21, 2016, Peru entered into a loan agreement with IFAD, in an aggregate amount of DEG20.7 million, to fund sustainable development projects in rural areas.

•	On December 22, 2016, Peru entered into a loan agreement with KfW Bank (Germany), in an aggregate amount of €192.3 million, to fund the construction of Line 2 of Lima’s subway.

•	On December 30, 2016, Peru entered into a loan agreement with CAF, in an aggregate amount of U.S.$80.8 million, to fund irrigation projects.

•

On September 14, 2017, Peru entered into a loan agreement with IADB, in an aggregate amount of U.S.$80.0 million, to fund the “Mejoramiento de la carretera Huanuco-Conococha” (Improvement of the Huanuco-Conococha highway) project.

•

On September 25, 2017, Peru entered into a loan agreement with IBRD, in an aggregate amount of U.S.$40.0 million, to fund the “Gestión integrada de los recursos hídricos en diez cuencas” (coordinated management of water resources in ten basins) project.

During 2017, disbursements from Peru’s available debt facilities included U.S.$434.0 million for specific projects and U.S.$1.0 million for general support of budget requirements.

As of December 31, 2017, outstanding public sector external debt increased to approximately U.S.$22.7 billion, equivalent to 10.5% of GDP, a decrease of U.S.$1.1 billion compared to debt outstanding as of December 31, 2016. This decrease resulted primarily from amounts in the aggregate principal amount of multilateral debt, which decreased by U.S.$2.9 billion, or 42.3%, from 2016.

The following tables summarize public sector external debt by creditor for the periods indicated.

Public Sector External Debt by Creditor(1)

(in millions of U.S. dollars, at current prices)

	As of December 31,
	2013	2014	2015	2016	2017
Official creditors:
Multilateral debt:
IADB	2,011	2,098	2,087	2,513	1,329
World Bank	1,824	1,838	2,714	2,610	1,093
IFAD	32	30	33	34	37
IMF	—	—	—	—	—
OPEC	1	—	—	—	—
CAF	1,854	1,704	1,610	1,601	1,437
Other	14	8	3	—	—

Total multilateral debt	5,736	5,679	6,447	6,759	3,897
Bilateral debt:
Paris Club	620	550	561	545	659
United States	46	39	34	31	28
Latin America	4	2	1	—	—
East European countries and China	4	4	––	––	—
Japan (Paris Club)	1,294	1,039	929	951	449

Total bilateral debt	1,967	1,629	1,525	1,526	1,136

Total official debt	7,703	7,308	7,972	8,285	5,033
Private creditors:
Banking	532	1,147	1,156	874	135
Suppliers	23	19	15	11	8

Total debt with private creditors	554	1,166	1,172	886	143
Bonds:
Brady + Global Bonds	10,521	11,290	14,487	14,591	17,534

Total public sector external debt	18,778	19,764	23,630	23,762	22,710

(1)	Medium- and long-term debt, excluding IMF financing.

Public Sector External Debt by Creditor(1)

(as a percentage of total public sector external debt)

	As of December 31,
	2013	2014	2015	2016	2017
Official creditors:
Multilateral debt:
IADB	10.7	10.6	8.8	10.6	5.9
World Bank	9.7	9.3	11.5	11.0	4.8
IFAD(2)	0.2	0.2	0.1	0.1	0.2
IMF	—	—	––	––	––
OPEC(3)	—	—	––	––	––
CAF	9.9	8.6	6.8	6.7	6.3
Other	0.1	—	––	––	––

Total multilateral debt	30.5	28.7	27.3	28.4	17.2
Bilateral debt:
Paris Club	3.3	2.8	2.4	2.3	2.9
United States	0.2	0.2	0.1	0.1	0.1
Latin America	—	—	—	––	––
East Europe countries and China	—	—	—	––	––
Japan	6.9	5.3	3.9	4.0	2.0
Other countries	—	—	—	––	––

Total bilateral debt	10.5	8.2	6.5	6.4	5.0

Total official debt	41.0	37.0	33.7	34.9	22.2
Private creditors:
Banking	2.8	5.8	4.9	3.7	0.6
Suppliers	0.1	0.1	0.1	––	––

Total debt with private creditors	3.0	5.9	5.0	3.7	0.6
Bonds:
Brady + Global Bonds	56.0	57.1	61.3	61.4	77.2

Total bonds	56.0	57.1	61.3	61.4	77.2

Total public sector external debt	100.0	100.0	100.0	100.0	100.0

(1)	Medium- and long-term debt, excluding IMF financing
(2)	International Fund for Agricultural Development
(3)	Organization of Petroleum Exporting Countries

Source: Ministry of Economy (Office of Public Credit).

Public Sector External Debt Structure by Maturity

(in millions of U.S. dollars and as a percentage of total public sector external debt)(1)

	As of December 31,
	2013	2014	2015	2016	2017
Short-term debt	47	45	52	60	110
Medium- and long-term debt	18,778	19,764	23,630	23,762	22,710

Total	18,825	19,809	23,682	23,822	22,821
Short-term debt (as a % of total public sector external debt)	0.3	0.2	0.2	0.3	0.5
Medium- and long-term debt (as a % of total public sector external debt)	99.7	99.8	99.8	99.7	99.5

(1)	Includes Central Bank debt.

Source: Central Bank.

The following table sets forth public sector external debt by currency as of December 31, 2017 and 2016.

Summary of Public Sector External Debt by Currency(1)

(in millions of U.S. dollars, except for percentages)

	As of December 31,
	2016(2)		2017
	U.S.$	%	U.S.$	%
Currency
U.S. Dollar	19,488	82.0	18,035	79.4
Japanese yen	1,034	4.3	532	2.3
Special Drawing Rights (SDR)(3)	34	0.1	37	0.2
Euro	2,699	11.4	3,118	13.7
Swiss Franc	250	1.1	279	1.2
Sol(4)	257	1.1	709	3.1

Total	23,762	100.0	22,710	100.0

(1)	Includes outstanding Cofide loans not guaranteed by Peru.
(2)	Exchange rate as of December 31, 2017.
(3)	World Bank unit of account, based on a basket of national currencies.
(4)	IADB loans converted to soles.

Source: Ministry of Economy (Office of Public Credit).

Total public sector external debt service increased, as a percentage of total fiscal revenue, from 9.8% in 2013 to 17.2% in 2017, including the Global Bonds Tender and Exchange and prepayments to IADB, CAF, IBRD and Japan International Agency – JICA. Public sector external debt service measured as a percentage of total exports, including exports of goods and services and investment income, increased from 7.6% in 2013 to 10.4% in 2017. As a percentage of GDP, public sector external debt service increased from 1.9% in 2013 to 2.6% in 2017. The amortization amount for 2013 includes prepayments to IADB and IBRD. For 2014, 2015, 2016 and 2017, the amortization amount includes payment, to Paris Club creditors, multilateral lenders, amounts due on the Global bonds, current payments to holders of global bonds and payments made in the tender offer and exchange of global bonds and prepayments.

The following table provides information regarding Peru’s public sector external debt service as of the dates presented.

Public Sector External Debt Service(1)

(in millions of U.S. dollars, except for percentages)

	As of December 31,
	2013	2014	2015	2016	2017
Interest payments	1,158	1,104	953	1,033	1,121
Amortization	2,614	1,582	1,233	1,957	4,505

Total public sector external debt service	3,773	2,686	2,185	2,989	5,626

As % of total exports(2)	7.6	5.8	5.3	6.7	10.4
As % of total exports and workers’ remittances	7.2	5.4	4.9	6.3	9.9
As % of GDP	1.9	1.3	1.1	1.5	2.6
As % of total fiscal revenue	9.8	6.9	6.8	9.9	17.2

(1)	Medium-and long-term debt service; excludes Central Bank debt and excludes extraordinary financing and refinancing.
(2)	Includes exports of goods and services and investment income.

Source: Central Bank.

In 2013, interest payments on public sector external debt were U.S.$1.2 billion, or 0.6% of GDP. During 2013, Peru paid U.S.$307.0 million to multilateral organizations, U.S.$48.7 million to Paris Club creditors, U.S.$735.1 million to holders of sovereign bonds, U.S.$2.2 million to holders of Brady bonds, and U.S.$65.4 million to other creditors. In 2014, interest payments on public sector external debt were U.S.$1.1 billion, or 0.5% of

GDP, which was comprised of U.S.$100.0 million paid to multilateral organizations, U.S.$43.7 million to Paris Club creditors, U.S.$893.2 million to holders of sovereign bonds, U.S.$2.2 million to holders of Brady bonds, and U.S.$64.8 million to other creditors.

In 2015, interest payments on public sector external debt totaled U.S.$1.0 billion, or 0.5% of GDP. During 2015, Peru paid U.S.$35.7 million in interest to Paris Club creditors, U.S.$101.8 million to multilateral creditors, U.S.$2.2 million to holders of Brady Bonds, U.S.$750.1 million to holders of global bonds, and U.S.$62.7 million to other creditors. In 2016, interest payments on public sector external debt totaled U.S.$1.0 billion, or 0.5% of GDP. During 2016, Peru paid U.S.$33.0 million in interest to Paris Club creditors, U.S.$152.4 million to multilateral creditors, U.S.$2.2 million to holders of Brady Bonds, U.S.$806.5 million to holders of global bonds, and U.S.$38.5 million to other creditors.

In 2017, interest payments on public sector external debt totaled U.S.$1.1 billion, or 0.5% of GDP. During 2017, Peru paid U.S.$29.6 million in interest to Paris Club creditors, U.S.$187.0 million to multilateral creditors, U.S.$2.2 million to holders of Brady Bonds, U.S.$885.0 million to holders of global bonds, and U.S.$18.0 million to other creditors.

The following table provides estimated medium- and long-term public sector external debt service through 2022.

Estimated Public Sector Debt Service by Debtor(1)(2)

2018 – 2022

(in millions of U.S. dollars)

	For the year ended December 31,
	2018			2019			2020			2021			2022
	Principal	Interest	Total	Principal	Interest	Total	Principal	Interest	Total	Principal	Interest	Total	Principal	Interest	Total
Non-financial public sector:
Central government(3)	455	862	1,317	1,133	841	1,974	382	793	1,174	384	780	1,164	420	766	1,186
Local government	5	1	5	4	1	5	4	1	5	3	1	4	3	1	4

Public enterprises	—	104	104	—	104	104	—	104	104	—	104	104	—	104	104
Total non-financial public sector	460	966	1,426	1,137	945	2,083	385	897	1,283	388	884	1,272	423	871	1,294
Financial public sector	311	162	472	868	150	1,018	16	127	142	16	127	142	515	115	630

Total public sector	771	1,128	1,899	2,005	1,095	3,100	400	1,026	1,426	403	1,011	1,414	938	988	1,924

(1)	Disbursements include preliminary estimates as of December 31, 2017.
(2)	Includes Loans to COFIDE, Banco Agropecuario, Fondo Mivivienda and Petroperu, not guaranteed by Peru.

Source: Ministry of Economy (Office of Public Credit).

Peru issued public sector external bonds in connection with the Brady restructuring. As of December 31, 2017, approximately U.S.$53.7 million in principal remained outstanding on the Brady Bonds. For a description of the Brady restructuring, see “Debt Management and Restructuring” below.

In 2014, Peru issued U.S.$500 million Dollar-denominated bonds to pre-finance 2015 financing.

In 2015, Peru issued U.S.$545 million Dollar-denominated bonds and 1.25 billion Dollar-denominated bonds to pre-finance 2016 primary needs.

In 2015, Peru issued €1.1 billion Euro-denominated bonds to pre-finance 2016 financing needs.

In 2016, Peru issued €1.0 billion Euro-denominated bonds to pre-finance 2017 financing needs.

Domestic Debt

The following table provides certain information regarding total public sector domestic debt, excluding intra-governmental debt, as of the dates presented.

Total Public Sector Domestic Debt

(in millions of U.S. dollars, at current prices)

	As of December 31,
	2013	2014	2015	2016	2017
Long-term debt:
Banco de la Nación	789	967	1,534	1,541	1,012
Treasury bonds	16,086	17,665	16,805	21,520	29,267
Other	—	—	—	—	—

Total long-term debt	16,875	18,633	18,339	23,061	30,280
Short-term debt	2,512	1,940	2,300	1,823	2,422

Total public sector debt	19,387	20,572	20,640	24,884	32,701

Total public sector domestic debt, as % of GDP	9.6	10.1	10.7	12.7	15.2

Source: Central Bank.

The following table provides a list of Peru’s outstanding domestic public sector bonds as of the dates presented.

Public Sector Domestic Bonds(1)

(in millions of U.S. dollars, at current prices)

	As of December 31,
	2013	2014	2015	2016	2017
Central Bank capitalization bonds	—	69	270	210	199
Financial system support bonds	122	122	—	—	—
Debt exchange bonds	551	460	342	304	238
Pension recognition bonds	2,603	2,334	1,968	1,925	1,823
Sovereign bonds	12,809	14,681	14,226	19,082	27,008
Other bonds	—	—	—	—	—

Total	16,086	17,665	16,805	21,520	29,267

(1)	Excludes intra-governmental debt issued in the form of bonds.

Source: Central Bank.

In March 2001, the Government established a public auction system for bonds issued in soles. This system has increased the availability of investment instruments in the domestic capital markets and reduced Peru’s exposure to currency exchange risk. In 2003, Peru launched the Market Makers’ Program to create a domestic market for Peru’s sol-denominated public sector debt. Since 2003, Peru has issued its public sector, sol-denominated debt through this program. The Market Makers’ Program has also helped increase the depth and liquidity of the domestic market for public sector debt.

In May 2013, Peru approved new rules in connection with the Market Makers Program and its treasury bills. The Market Makers Program aims to promote investment and improve liquidity and allows Peru to issue sovereign bonds that approved credit entities and entities that deal in securities may bid on. The new rules for the treasury bills allow bills to be issued on the primary market and be bought and sold on the secondary market by investors such as insurance companies, credit agencies and financial institutions, entities that deal in securities and other investment entities. Non-profit organizations and private individuals may also purchase treasury bills. In July 2013, Peru began issuing treasury bills and sovereign bonds in accordance with these rules.

The latest amendment to this regulation was made in February 2017 in order to, among others, permit and establish the procedures for the Republic of Peru to utilize an International Settlement and Depositary Entity such as EUROCLEAR in such issuances. To that extent, MEF can issue sovereign bonds denominated in local currency and that their settlement takes place in an International Settlement and Depositary Entity, thus contributing to the internationalization of these instrument.

Pursuant to the Market Maker’s Program, during 2013, Peru issued sovereign bonds denominated in soles in the domestic capital markets in an aggregate principal amount equal to the equivalent of U.S.$315.2 million and U.S.$1.2 billion for liability management.

During 2014, Peru issued sol-denominated sovereign bonds in the local capital markets in a principal amount equivalent to U.S.$2.1 billion to finance expected financing needs for the fiscal year in 2014 and U.S.$2.0 billion for liability management. During 2015, Peru issued sol-denominated sovereign bonds in the local capital markets in a principal amount equivalent to U.S.$0.9 billion destined to pre-finance 2016 needs and investment projects. During 2016, Peru issued sol-denominated sovereign bonds equivalent to U.S.$3.6 billion destined to pre-finance 2017 budget needs and investment projects.

During 2017, Peru issued sol-denominated sovereign bonds equivalent to U.S.$3.6 billion destined to pre-finance 2018, investment projects and balance of payment.

Debt Management

During 2014, Peru issued sol-denominated sovereign bonds in the local markets in a principal amount equivalent to U.S.$2.4 billion to finance a liability management transaction. Fifty-two percent of such sovereign bonds were issued to non-resident investors.

During 2015, Peru issued sol-denominated sovereign bonds in the local markets in a principal amount equivalent to U.S.$1.4 billion to finance a liability management transaction. Fifty-five percent of such sovereign bonds were issued to non-resident investors.

During 2016, Peru issued sol-denominated sovereign bonds in the local markets in a principal amount equivalent to U.S.$3.0 billion to finance a liability management transaction. Forty-seven percent of such sovereign bonds were issued to non-resident investors, of which holders representing 86% of the principal amount outstanding tendered for cash.

During 2017, Peru issued sol-denominated sovereign bonds in a principal amount of s/10.0 billion to finance a liability management transaction under the form of partial and/or total prepayment to multilateral and bilateral organizations. Seventy percent of such sovereign bonds were issued to non-resident investors, and 30% to local investors. This was the first Euroclearable PEN-denominated transaction.

Debt Management and Restructuring

The debt crisis throughout Latin America, which started in 1982, resulted in a growing unwillingness of foreign commercial banks to lend to Peru. At the same time, a sharp decrease in the export prices of mining products and the 1982 – 1983 El Niño phenomenon led to a deterioration in Peru’s balance of payments and fiscal accounts, which made it difficult for Peru to service its debt. Faced with an unsustainable debt burden, the Government suspended payment on its external commercial bank debt in 1984. By the end of 1984, Peru had failed to make scheduled payments of U.S.$1.0 billion in principal and interest on its commercial bank debt.

In 1985, the first García administration declared that service of the public sector external debt would not exceed 10% of total exports. In 1986, the IMF declared Peru ineligible for additional funds, and, in 1987, the World Bank suspended loan disbursements to Peru. Despite a decline in new loans, Peru’s total public sector debt increased from U.S.$10.9 billion to U.S.$18.9 billion from 1985 to 1990, as unpaid interest continued to accrue and was capitalized.

In 1991, the Fujimori administration began a series of negotiations that led to a normalization of relations with multilateral creditors. In September 1991, Peru paid all amounts in arrears owed to the IADB. In March 1993, Peru paid a total of U.S.$1.8 billion in arrears owed to the IMF and the World Bank. Since 1993, the IMF approved multiple standby arrangements with the most recent having been in effect through 2009.

Drawings on these IMF stand-by facilities were primarily used to help Peru finance its fiscal deficits.

The Fujimori administration also negotiated substantial reductions in Peru’s short-term external debt with its principal bilateral creditors. During the 1990s, Peru conducted the following three rounds of negotiations with the Paris Club:

•	in September 1991, Peru rescheduled U.S.$4.7 billion of its Paris Club debt maturing between October 1991 and December 1992;

•	in May 1993, Peru rescheduled an additional U.S.$1.9 billion of its Paris Club debt maturing between March 1993 and March 1996; and

•	in July 1996, Peru rescheduled an additional U.S.$6.8 billion of its Paris Club debt maturing between April 1996 and December 1998.

As a result of this restructuring with its Paris Club lenders, Peru obtained the following extensions with respect to credits maturing in the relevant period:

•	a 20-year extension for concessionary credits, with a 10-year grace period; and

•	a 14-year extension for commercial credits, representing the majority of Peru’s Paris Club debt, with a seven-year grace period.

Additionally, as a result of the 1996 restructuring, Peru obtained the following reductions in its debt:

•	a reduction in debt payments from U.S.$970.0 million per year to approximately U.S.$530.0 million per year for indebtedness maturing between April 1996 and December 1998; and

•	a reduction in debt payments from U.S.$1.2 billion per year to approximately U.S.$1.0 billion per year for indebtedness maturing between 1999 and 2006.

In 1997, Peru renegotiated its debt with international commercial banks under the Brady restructuring. The Brady restructuring reduced Peru’s international commercial bank debt from U.S.$10.6 billion to U.S.$4.9 billion, U.S.$2.4 billion of which were Past-Due Interest Bonds, U.S.$1.7 billion were Front-Loaded Interest Reduction Bonds, U.S.$572.0 million were Floating Rate, or Discount, Bonds and U.S.$183.0 million were Fixed Rate, or Par, Bonds. The Past-Due Interest Bonds and Front-Loaded Interest Reduction Bonds each have a 20-year term. The Discount Bonds and the Par Bonds each have a 30-year term and are collateralized by zero-coupon U.S. Treasury bonds.

Since the restructuring, Peru has not defaulted on the payment of any amounts in respect of its public external debt obligations.

In February 2002, Peru launched its first international bond offering in 74 years issuing U.S.$500.0 million principal amount of global bonds. At the same time, Peru repurchased U.S.$1.2 billion principal amount of its outstanding Brady Bonds in exchange for a further U.S.$923.0 million principal amount of global bonds. The exchange lowered Peru’s debt by U.S.$111.0 million and released U.S.$50.0 million in collateral backing the Brady Bonds. After issuing the global bonds and taking into account amortization of the Past-Due Interest Bonds in March 2002, the current amounts outstanding are U.S.$1.1 billion of Past-Due Interest Bonds, U.S.$1.2 billion of Front-Loaded Interest Reduction Bonds, U.S.$198.0 million of Discount Bonds and U.S.$64.0 million of Par Bonds.

Since the February 2002 international bond offering, Peru has issued multiple additional series of bonds in the international markets and has established and maintains a shelf registration statement with the U.S. Securities and Exchange Commission.

Peru has used the proceeds from these international bond offerings to repay existing debt, to undertake refinancing of existing public sector debt through liability management transactions international reserves, and for the general purposes of the Government, including financial investment and the refinancing, repurchasing and retiring of domestic and external indebtedness.

Peru’s Paris Club creditors are governmental institutions located in 15 countries. On May 23, 2007, the Paris Club creditors and Peru signed a multilateral agreement in which the Paris Club accepted Peru’s proposal to prepay, at par and by voluntary participation of each creditor, up to U.S.$2.5 billion (after payment of the June 30, 2007 and August 15, 2007 installments) of the Paris Club debt, to be paid up to 2015. The multilateral agreement set out the basic terms of the prepayment operation and established the framework under which Peru would engage in bilateral prepayment agreements with participating creditors. Under this multilateral agreement the Government will prepay each participating creditor the capital requested for prepayment at par on October 1, 2007, and the interest accruing on the capital requested for prepayment up to October 1, 2007 under each rescheduling agreement. On July 2, 2007, Peru announced the individual Paris Club creditor countries that had accepted the prepayment offer.

In October 2007, the prepayment described above was finalized resulting in an aggregate payment of U.S.$1.7 billion, representing approximately 32% of the total outstanding principal amount of Peru’s Paris Club debt. As a result of the prepayment, Peru reduced its Paris Club commercial debt amortization payments by approximately U.S.$260.0 million for each year from 2010 through 2015. Funding for the prepayment was obtained from the proceeds of a 30-year sovereign bond issuance in local currency in an aggregated principal amount of S/4,750 million (approximately U.S.$1,503 million at then-prevailing exchange rates), and approximately U.S.$290 million in proceeds from the Treasury.

As of December 31, 2013, Peru’s total outstanding debt with Paris Club creditors, including the United States and Japan, amounted to U.S.$1.9 billion (10.5% of total public external debt), U.S.$1.6 billion as of December 31, 2014, representing 8.2% of Peru’s total external debt as of that date, U.S.$1.5 billion as of December 31, 2015 (approximately 6.5% of total public external debt), U.S.$1.5 billion as of December 31, 2016 (approximately 6.4% of total public external debt) and U.S.$1.1 billion as of December 31, 2017 (approximately 5.0% of total public external debt).

Debt Record

Since the Brady restructuring in 1997, Peru has, except as described below, timely serviced its external debt without default.

Upon completion of the Brady restructuring, Peru ceased paying principal and interest to lenders who did not participate in the restructuring. These lenders included Elliot Associates, L.P., a private investment firm that acquired U.S.$20.0 million in debt issued by Peru. Elliot Associates obtained a U.S.$55.7 million judgment against Peru for non-payment of interest and an attachment of Peru’s funds held at Chase Manhattan Bank of New York that Peru had allocated to interest payments due on its Brady Bonds. As a result of the attachment, on September 7, 2000, Peru failed to make a required interest payment of U.S.$80.0 million on the Brady Bonds, even though it had deposited the requisite amount in its account at Chase Manhattan Bank of New York.

On September 26, 2000, Elliot Associates obtained an injunction against Euroclear System that prevented it from receiving or distributing funds provided by Peru to pay interest on the Brady Bonds. The Elliot Associates litigation was settled following the issuance of the injunction against Euroclear, and Peru made interest payments on the Brady Bonds on October 4, 2000, within the applicable 30-day grace period. Peru has made all of its debt payments to Elliot Associates in accordance with the terms of the settlement agreement.

Other creditors also failed to participate in the Brady restructuring for reasons that included failure to provide the required documentation and failure to identify the actual holder of the debt to be exchanged. Since the Brady Bond restructuring, Peru has been in default on payments to these creditors. As of December 31, 2011, there were no further scheduled amortizations or interest payments on these debts. None of these creditors has submitted claims against Peru for overdue amounts.

As of the date of this annual report, Peru is not aware of any other claims filed against it, in Peru or abroad, for overdue debt payments and Peru is not involved in any disputes with its internal or external creditors.

For further information regarding Peru’s indebtedness outstanding as of the date hereof, see “Annex A – Republic of Peru: Global Public Sector External Debt”.

ANNEX A

REPUBLIC OF PERU: GLOBAL PUBLIC SECTOR EXTERNAL DEBT

Tables and Other Supplemental Information

as of December 31, 2017

(in thousands of U.S. dollars, at current prices)

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount Outstanding as of December 31, 2017 (in thousands of U.S.$)	Period to Maturity
Commercial Lenders	—	American Family Life Assurance Company of Columbus	Y	Fixed	0.00	3.750	83,036	15 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	225	2 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.75	3,322	16 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	4,490	6 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	3.00	2,974	6 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.75	3,426	17 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	3.00	1,923	7 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	3.00	7,432	7 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.75	1,870	18 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.75	15,495	19 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	11,737	9 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.75	5,357	20 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	1,057	12 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.75	4,180	21 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	1,593	11 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.75	6,181	21 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	4,556	11 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	4,972	11 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	6,837	11 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	2,336	12 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	5,428	12 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.75	8,090	22 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	3,730	12 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	3,172	13 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	953	15 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	4,002	15 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	5,135	17 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	3.00	2,465	17 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	1,870	17 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	12,962	19 Y
Paris Club	Germany	KFW	US$	Fixed	0.00	5.25	2,356	1 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	3.00	6,801	19 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	3,506	19 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	2,357	20 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	3.64	22,580	5 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount Outstanding as of December 31, 2017 (in thousands of U.S.$)	Period to Maturity
Paris Club	Germany	KFW	EURO	Fixed	0.00	3.38	10,941	6 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	3.77	8,510	4 Y
Paris Club	Germany	KFW	US$	Fixed	0.00	5.46	30,000	8 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	1,235	23 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	3.29	46,294	11 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.75	22,445	12 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.76	39,399	13 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.76	23,641	13 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	6,227	23 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.75	129	35 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	530	25 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	6,913	25 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	1.92	2,105	10 Y
Paris Club	Germany	KFW	US$	Fixed	0.00	1.95	25,926	8 Y
Paris Club	Germany	KFW	US$	Fixed	0.00	2.59	2,396	12 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	1.91	18,236	15 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	1.74	18,236	16 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	1.74	18,236	16 Y
Paris Club	Germany	KFW	US$	Fixed	0.00	2.00	16,342	11 Y
Paris Club	Germany	KFW	US$	Fixed	0.00	3.70	7,500	14 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	1.47	93,498	14 Y
Paris Club	Belgium	Government of the Kingdom of Belgium	EURO	0.00%	0.00	0.00	110	1 Y
Paris Club	United States	PL 480	US$	Fixed	0.00	3.26	239	1 Y
Paris Club	United States	PL 480	US$	Fixed	0.00	4.00	4,204	11 Y
Paris Club	United States	PL 480	US$	Fixed	0.00	2.50	2,083	13 Y
Paris Club	United States	PL 480	US$	Fixed	0.00	1.00	5,222	14 Y
Paris Club	United States	PL 480	US$	Fixed	0.00	1.00	5,561	15 Y
Paris Club	United States	PL 480	US$	Fixed	0.00	1.00	3,900	17 Y
Paris Club	United States	PL 480	US$	Fixed	0.00	1.00	6,526	19 Y
Paris Club	France	French Development Agency	EURO	Fixed	0.00	1.30	48,629	6 Y
Paris Club	France	French Development Agency	EURO	Fixed	0.00	0.61	12,157	6 Y
Paris Club	France	French Development Agency	US$	Fixed	0.00	3.77	10,000	7 Y
Paris Club	France	Banco Bilbao Vizcaya Argentaria S.A.	EURO	Commercial Interest Reference Rate	0.00	Floating	480	2 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount Outstanding as of December 31, 2017 (in thousands of U.S.$)	Period to Maturity
Paris Club	France	Banque de France	EURO	Fixed	0.00	3.50	1,101	1 Y
Paris Club	France	French Treasury	EURO	Fixed	0.00	3.00	82	7 Y
Paris Club	France	French Treasury	EURO	Fixed	0.00	3.00	3,187	7 Y
Paris Club	France	French Treasury	EURO	Fixed	0.00	3.40	92	3 Y
Paris Club	France	French Treasury	EURO	Fixed	0.00	3.40	239	2 Y
Paris Club	France	French Treasury	EURO	Fixed	0.00	0.80	6,238	17 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	0.00	5.60	1,271	1 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	0.00	5.60	8,895	1 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	0.00	2.20	5,112	2 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	0.00	2.15	1,283	2 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	0.00	1.60	1,342	2 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	0.00	2.30	660	2 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	0.00	1.95	815	2 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	0.00	1.60	544	2 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	0.00	1.55	1,355	2 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	0.00	1.60	1,348	2 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	0.00	1.70	1,246	2 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	0.00	1.80	1,339	2 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	0.00	1.60	1,325	2 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	0.00	1.50	988	2 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	0.00	1.50	1,604	2 Y
Paris Club	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	3.00	32,278	9 Y
Paris Club	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	2.50	3,581	1 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount Outstanding as of December 31, 2017 (in thousands of U.S.$)	Period to Maturity
Paris Club	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	2.10	2,642	4 Y
Paris Club	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	4.10	3,378	1 Y
Paris Club	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	1.70	8,141	7 Y
Paris Club	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.75	1,216	22 Y
Paris Club	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.75	38,673	22 Y
Paris Club	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	1.70	6,337	7 Y
Paris Club	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	2.20	18,292	7 Y
Paris Club	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.75	4,950	22 Y
Paris Club	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.75	17,851	22 Y
Paris Club	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.75	1,721	23 Y
Paris Club	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.75	3,755	23 Y
Paris Club	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.75	661	23 Y
Paris Club	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.75	329	23 Y
Paris Club	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.75	873	23 Y
Paris Club	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.75	9,263	23 Y
Paris Club	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.75	459	23 Y
Paris Club	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.75	25,045	23 Y
Paris Club	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.40	29,457	6 Y
Paris Club	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.01	5,727	6 Y
Paris Club	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.80	8,764	7 Y
Paris Club	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.40	13,094	7 Y
Paris Club	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.01	4,873	7 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount Outstanding as of December 31, 2017 (in thousands of U.S.$)	Period to Maturity
Paris Club	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.80	2,570	7 Y
Paris Club	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.01	1,751	7 Y
Paris Club	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.80	18,505	7 Y
Paris Club	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.01	5,363	7 Y
Paris Club	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.01	15,598	17 Y
Paris Club	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	1.70	19,108	20 Y
Paris Club	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.01	6,757	20 Y
Paris Club	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	1.70	8,790	20 Y
Paris Club	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.01	3,999	20 Y
Paris Club	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.60	12,639	10 Y
Paris Club	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.01	2,935	10 Y
Paris Club	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.60	56,983	10 Y
Paris Club	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.01	1,157	10 Y
Paris Club	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	1.70	8,883	21 Y
Paris Club	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.01	8,442	20 Y
Paris Club	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.01	3,190	16 Y
Paris Club	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.01	1,664	17 Y
Paris Club	Netherlands	Nederlanse Investiringsbank Voor Ontwikellingslande (NIO)	EURO	Fixed	0.00	0.75	696	11 Y
Paris Club	Netherlands	Nederlanse Investiringsbank Voor Ontwikellingslande (NIO)	EURO	Fixed	0.00	0.75	2,195	9 Y
Multilateral Organizations	5-CD-PE	Inter-American Development Bank	CAN$	N/A	0.00	0.00	2	1 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount Outstanding as of December 31, 2017 (in thousands of U.S.$)	Period to Maturity
Multilateral Organizations	958-SF-PE	Inter-American Development Bank	US$	Fixed	0.00	2.00	8,696	8 Y
Multilateral Organizations	1128-OC-PE	Inter-American Development Bank	US$	UNIMONETARY Credit Facility— Ajustable Rate	0.85	Floating	8,182	6 Y
Multilateral Organizations	1137-OC-PE	Inter-American Development Bank	US$	Six-month US$ LIBOR	0.85	Floating	19,133	2 Y
Multilateral Organizations	1501-OC-PE	Inter-American Development Bank	US$	LIBOR	0.85	Floating	25,932	12 Y
Multilateral Organizations	1805-OC-PE	Inter-American Development Bank	S/	Fixed	0.85	6.48	45,855	2 Y
Multilateral Organizations	1805-OC-PE	Inter-American Development Bank	S/	Fixed	0.85	6.69	74,190	2 Y
Multilateral Organizations	1805-OC-PE	Inter-American Development Bank	S/	Fixed	0.85	6.14	26,219	2 Y
Multilateral Organizations	1805-OC-PE	Inter-American Development Bank	S/	Fixed	0.85	5.19	30,267	2 Y
Multilateral Organizations	2118-OC-PE	Inter-American Development Bank	US$	LIBOR	0.85	Floating	80,000	12 Y
Multilateral Organizations	2118-OC-PE	Inter-American Development Bank	S/	Fixed	0.85	5.395	42,724	2 Y
Multilateral Organizations	2234-OC-PE	Inter-American Development Bank	US$	LIBOR	0.85	Floating	15,360	12 Y
Multilateral Organizations	2269-OC-PE	Inter-American Development Bank	US$	LIBOR	0.85	Floating	779	13 Y
Multilateral Organizations	2303-OC-PE	Inter-American Development Bank	US$	LIBOR	0.85	Floating	4,127	18 Y
Multilateral Organizations	2445-OC-PE	Inter-American Development Bank	US$	LIBOR	0.85	Floating	14,865	18 Y
Multilateral Organizations	2534-OC-PE	Inter-American Development Bank	US$	LIBOR	0.85	Floating	22,598	20 Y
Multilateral Organizations	2645-OC-PE	Inter-American Development Bank	US$	LIBOR	0.85	Floating	81,744	20 Y
Multilateral Organizations	2759-OC-PE	Inter-American Development Bank	US$	LIBOR	0.85	Floating	14,561	7 Y
Multilateral Organizations	2661-OC-PE	Inter-American Development Bank	US$	LIBOR	0.85	Floating	23,736	20 Y
Multilateral Organizations	2703-OC-PE	Inter-American Development Bank	US$	LIBOR	0.85	Floating	10,208	20 Y
Multilateral Organizations	2693-OC-PE	Inter-American Development Bank	US$	LIBOR	0.85	Floating	31,478	20 Y
Multilateral Organizations	2769-OC-PE	Inter-American Development Bank	US$	LIBOR	0.85	Floating	63,014	10 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount Outstanding as of December 31, 2017 (in thousands of U.S.$)	Period to Maturity
Multilateral Organizations	2849-OC-PE	Inter-American Development Bank	US$	LIBOR	0.85	Floating	25,714	3 Y
Multilateral Organizations	2847-OC-PE	Inter-American Development Bank	US$	LIBOR	0.85	Floating	25,714	3 Y
Multilateral Organizations	2969-OC-PE	Inter-American Development Bank	US$	LIBOR	0.85	Floating	17,318	4 Y
Multilateral Organizations	2963-OC-PE	Inter-American Development Bank	US$	LIBOR	0.85	Floating	30,000	2 Y
Multilateral Organizations	2985-OC-PE	Inter-American Development Bank	US$	LIBOR	0.85	Floating	25,000	2 Y
Multilateral Organizations	2978-OC-PE	Inter-American Development Bank	US$	LIBOR	0.85	Floating	25,000	2 Y
Multilateral Organizations	3088-OC-PE	Inter-American Development Bank	US$	LIBOR	0.85	Floating	10,320	6 Y
Multilateral Organizations	2991-OC-PE	Inter-American Development Bank	US$	LIBOR	0.85	Floating	639	3 Y
Multilateral Organizations	3214-OC-PE	Inter-American Development Bank	US$	LIBOR	0.85	Floating	312	5 Y
Multilateral Organizations	3214-OC-PE	Inter-American Development Bank	US$	LIBOR	0.85	Floating	10,471	5 Y
Multilateral Organizations	3272-OC-PE	Inter-American Development Bank	US$	LIBOR	0.85	Floating	1,996	5 Y
Multilateral Organizations	3373-OC-PE	Inter-American Development Bank	US$	LIBOR	0.85	Floating	162,521	13 Y
Multilateral Organizations	3370-OC-PE	Inter-American Development Bank	US$	LIBOR	0.85	Floating	3,762	13 Y
Multilateral Organizations	3449-OC-PE	Inter-American Development Bank	US$	LIBOR	0.85	Floating	300,000	8 Y
Multilateral Organizations	3587-OC-PE	Inter-American Development Bank	US$	LIBOR	0.85	Floating	1,148	11 Y
Multilateral Organizations	3546-OC-PE	Inter-American Development Bank	US$	LIBOR	0.85	Floating	600	8 Y
Multilateral Organizations	3547-OC-PE	Inter-American Development Bank	US$	LIBOR	0.85	Floating	716	8 Y
Multilateral Organizations	3700-OC-PE	Inter-American Development Bank	US$	LIBOR	0.85	Floating	650	10 Y
Multilateral Organizations	1915/OC-PE-1	Inter-American Development Bank	US$	LIBOR	0.85	Floating	43,660	9 Y
Multilateral Organizations	CFA-3525	Andean Development Corporation	US$	Six-month US$ LIBOR	1.50	Floating	1,086	1 Y
Multilateral Organizations	CFA-3572	Andean Development Corporation	US$	Six-month US$ LIBOR	1.40	Floating	5,415	4 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount Outstanding as of December 31, 2017 (in thousands of U.S.$)	Period to Maturity
Multilateral Organizations	CFA-004495/4496	Andean Development Corporation	US$	Six-month US$ LIBOR	1.05	Floating	142,857	8 Y
Multilateral Organizations	CFA-4579/4580	Andean Development Corporation	US$	Six-month US$ LIBOR	1.05	Floating	91,071	9 Y
Multilateral Organizations	CFA-05129	Andean Development Corporation	US$	Six-month US$ LIBOR	1.35	Floating	173,077	8 Y
Multilateral Organizations	CFA-6141	Andean Development Corporation	US$	Six-month US$ LIBOR	2.40	Floating	224,829	11 Y
Multilateral Organizations	CFA-6616	Andean Development Corporation	US$	Six-month US$ LIBOR	1.65	Floating	56,467	11 Y
Multilateral Organizations	CFA-6923	Andean Development Corporation	US$	Six-month US$ LIBOR	1.80	Floating	133,333	8 Y
Multilateral Organizations	CFA-7705	Andean Development Corporation	US$	Six-month US$ LIBOR	2.40	Floating	47,689	12 Y
Multilateral Organizations	CFA-7454	Andean Development Corporation	US$	Six-month US$ LIBOR	1.10	Floating	150,010	3 Y
Multilateral Organizations	CFA-8322	Andean Development Corporation	US$	Six-month US$ LIBOR	1.35	Floating	9,051	5 Y
Multilateral Organizations	CFA-8386	Andean Development Corporation	US$	Six-month US$ LIBOR	1.15	Floating	10,815	4 Y
Multilateral Organizations		Andean Development Corporation	US$	Six-month US$ LIBOR	4.50	Floating	8,263	6 Y
Multilateral Organizations	CFA 008519	Andean Development Corporation	US$	Six-month US$ LIBOR	1.35	Floating	141,667	9 Y
Multilateral Organizations	CFA-8972	Andean Development Corporation	US$	Six-month US$ LIBOR	1.05	Floating	137,142	6 Y
Multilateral Organizations		Andean Development Corporation	S/	Fixed	0.00	7.95	12,327	2 Y
Multilateral Organizations		Andean Development Corporation	S/	Fixed	0.00	8.05	15,408	2 Y
Multilateral Organizations	CFA009448	Andean Development Corporation	US$	Six-month US$ LIBOR	1.45	Floating	45,411	11 Y
Multilateral Organizations	CFA009691	Andean Development Corporation	US$	Six-month US$ LIBOR	2.05	Floating	31,382	15 Y
Multilateral Organizations	4615-O PE	International Bank for Reconstruction and Development	US$	Six-month US$ LIBOR	0.69	Floating	8,370	1 Y
Multilateral Organizations	4614-O PE	International Bank for Reconstruction and Development	US$	Six-month US$ LIBOR	0.69	Floating	3,963	1 Y
Multilateral Organizations	4678-O PE	International Bank for Reconstruction and Development	US$	Six-month US$ LIBOR	0.70	Floating	16,700	2 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount Outstanding as of December 31, 2017 (in thousands of U.S.$)	Period to Maturity
Multilateral Organizations	7209-O PE	International Bank for Reconstruction and Development	US$	Six-month US$ LIBOR	0.50	Floating	8,007	6 Y
Multilateral Organizations	7160-O PE	International Bank for Reconstruction and Development	US$	Six-month US$ LIBOR	0.50	Floating	3,000	2 Y
Multilateral Organizations	7219-O PE	International Bank for Reconstruction and Development	US$	Six-month US$ LIBOR	0.50	Floating	985	1 Y
Multilateral Organizations	7255-O PE	International Bank for Reconstruction and Development	US$	Six-month US$ LIBOR	0.50	Floating	1,084	1 Y
Multilateral Organizations	7254-O PE	International Bank for Reconstruction and Development	US$	Six-month US$ LIBOR	0.50	Floating	1,108	1 Y
Multilateral Organizations	7257-O PE	International Bank for Reconstruction and Development	US$	Six-month US$ LIBOR	0.50	Floating	331	1 Y
Multilateral Organizations	7257-O PE	International Bank for Reconstruction and Development	US$	Six-month US$ LIBOR	0.50	Floating	348	1 Y
Multilateral Organizations	7285-O PE	International Bank for Reconstruction and Development	US$	Six-month US$ LIBOR	0.50	Floating	5,797	2 Y
Multilateral Organizations	7308-O PE	International Bank for Reconstruction and Development	US$	Six-month US$ LIBOR	0.50	Floating	2,563	2 Y
Multilateral Organizations	7322-O PE	International Bank for Reconstruction and Development	US$	Six-month US$ LIBOR	0.50	Floating	10,560	2 Y
Multilateral Organizations	7423-O PE	International Bank for Reconstruction and Development	US$	Six-month US$ LIBOR	0.50	Floating	16,652	1 Y
Multilateral Organizations	7443-O PE	International Bank for Reconstruction and Development	US$	Six-month US$ LIBOR	0.05	Floating	19,834	1 Y
Multilateral Organizations	7455-O PE	International Bank for Reconstruction and Development	US$	Fixed	0.00	3.25	99,990	6 Y
Multilateral Organizations	7674-O PE	International Bank for Reconstruction and Development	US$	Six-month US$ LIBOR	0.45	Floating	20,000	13 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount Outstanding as of December 31, 2017 (in thousands of U.S.$)	Period to Maturity
Multilateral Organizations	7668-O PE	International Bank for Reconstruction and Development	US$	Six-month US$ LIBOR	0.46	Floating	20,000	13 Y
Multilateral Organizations	7668-O PE	International Bank for Reconstruction and Development	US$	Six-month US$ LIBOR	0.96	Floating	199,142	13 Y
Multilateral Organizations	7643-O PE	International Bank for Reconstruction and Development	US$	Six-month US$ LIBOR	0.25	Floating	11,985	17 Y
Multilateral Organizations	7701-O PE	International Bank for Reconstruction and Development	US$	Six-month US$ LIBOR	0.25	Floating	9,898	10 Y
Multilateral Organizations	7799-O PE	International Bank for Reconstruction and Development	US$	Six-month US$ LIBOR	0.45	Floating	150,000	13 Y
Multilateral Organizations	7810-O PE	International Bank for Reconstruction and Development	US$	Six-month US$ LIBOR	0.45	Floating	50,000	12 Y
Multilateral Organizations	7950-O PE	International Bank for Reconstruction and Development	US$	Six-month US$ LIBOR	0.66	Floating	75,000	11 Y
Multilateral Organizations	7878-O PE	International Bank for Reconstruction and Development	US$	Six-month US$ LIBOR	0.65	Floating	19,932	11 Y
Multilateral Organizations	8034-O PE	International Bank for Reconstruction and Development	US$	Six-month US$ LIBOR	0.66	Floating	43,834	12 Y
Multilateral Organizations	7961-O PE	International Bank for Reconstruction and Development	US$	Six-month US$ LIBOR	0.65	Floating	25,000	12 Y
Multilateral Organizations	8025-O PE	International Bank for Reconstruction and Development	US$	Six-month US$ LIBOR	0.66	Floating	52,954	12 Y
Multilateral Organizations	8222-O PE	International Bank for Reconstruction and Development	US$	Six-month US$ LIBOR	0.45	Floating	9,368	3 Y
Multilateral Organizations	8212-O PE	International Bank for Reconstruction and Development	US$	Six-month US$ LIBOR	0.65	Floating	23,115	13 Y
Multilateral Organizations	8221-O PE	International Bank for Reconstruction and Development	US$	Six-month US$ LIBOR	0.45	Floating	45,000	3 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount Outstanding as of December 31, 2017 (in thousands of U.S.$)	Period to Maturity
Multilateral Organizations	8226-O PE	International Bank for Reconstruction and Development	US$	Six-month US$ LIBOR	0.45	Floating	17,854	2 Y
Multilateral Organizations	8246-O PE	International Bank for Reconstruction and Development	US$	Six-month US$ LIBOR	0.45	Floating	16,816	4 Y
Multilateral Organizations	8331-O PE	International Bank for Reconstruction and Development	US$	Six-month US$ LIBOR	0.46	Floating	16,421	6 Y
Multilateral Organizations	8339-O PE	International Bank for Reconstruction and Development	US$	Six-month US$ LIBOR	0.55	Floating	3,000	18 Y
Multilateral Organizations	8306-O PE	International Bank for Reconstruction and Development	US$	Six-month US$ LIBOR	0.46	Floating	3,659	3 Y
Multilateral Organizations	8468-O PE	International Bank for Reconstruction and Development	US$	Six-month US$ LIBOR	1.10	Floating	10,394	21 Y
Multilateral Organizations	8517-O PE	International Bank for Reconstruction and Development	US$	Six-month US$ LIBOR	0.66	Floating	70,000	14 Y
Multilateral Organizations	8562-O PE	International Bank for Reconstruction and Development	US$	Six-month US$ LIBOR	0.76	Floating	743	11 Y
Multilateral Organizations	8680-O PE	International Bank for Reconstruction and Development	US$	Six-month US$ LIBOR	0.75	Floating	51	5 Y
Multilateral Organizations	602-PE	International Fund for Agricultural Development	DEG	IFAD Rate	0.95	Floating	4,453	4 Y
Multilateral Organizations	744-PE	International Fund for Agricultural Development	DEG	IFAD Rate	0.95	Floating	9,942	10 Y
Multilateral Organizations	799-PE	International Fund for Agricultural Development	DEG	IFAD Rate	0.95	Floating	5,800	11 Y
Multilateral Organizations	I-884-PE	International Fund for Agricultural Development	DEG	IFAD Rate	0.95	Floating	16,041	14 Y
Multilateral Organizations	2000001547-PE	International Fund for Agricultural Development	DEG	IFAD Rate	0.95	Floating	1,009	7 Y
Commercial Banks	N/A	American Family Life Assurance Company of Columbus	¥	Fixed	0.00	3.750	83,205	14 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount Outstanding as of December 31, 2017 (in thousands of U.S.$)	Period to Maturity
Commercial Banks		Banco Latinoamericano de Comercio Exterior S.A.	US$	Fixed	0.00	3.75	7,200	1 Y
Commercial Banks		Banco Latinoamericano de Comercio Exterior S.A.	US$	Fixed	0.00	3.75	4,800	1 Y
Commercial Banks		Citibank N.A. New York	US$	Fixed	0.00	4.21	40,000	2 Y
Unsecured suppliers	Italy	Armamenti e Aerospazio S.P.A.	US$	Fixed	0.00	5.0268275	4,996	3 Y
Unsecured suppliers	Italy	Armamenti e Aerospazio S.P.A.	US$	Fixed	0.00	5.0268275	3,051	3 Y
International Bonds		Global bonds issued at par	US$	Various	0.00	Floating	53,674	10 Y
International Bonds		Global Bonds 2033	US$	Fixed	0.00	8.75	442,890	16 Y
International Bonds		Global Bonds 2033	US$	Fixed	0.00	8.75	400,000	16 Y
International Bonds		Global Bonds 2025	US$	Fixed	0.00	7.35	529,619	8 Y
International Bonds		Global Bonds 2025	US$	Fixed	0.00	7.35	500,000	8 Y
International Bonds		Global Bonds 2033	US$	Fixed	0.00	8.75	84,636	16 Y
International Bonds		Global Bonds 2037	US$	Fixed	0.00	6.55	1,164,563	20 Y
International Bonds		Global Bonds 2019	US$	Fixed	0.00	7.125	395,741	2 Y
International Bonds		Global Bonds 2025	US$	Fixed	0.00	7.35	763,161	8 Y
International Bonds		Global Bonds 2033	US$	Fixed	0.00	8.75	1,260,803	16 Y
International Bonds		Global Bonds 2050	US$	Fixed	0.00	5.625	1,000,000	33 Y
International Bonds		Global Bonds 2050	US$	Fixed	0.00	5.625	500,000	33 Y
International Bonds		Corporate Global Bonds 2022	US$	Fixed	0.00	4.75	400,000	5 Y
International Bonds		Corporate Global Bonds 2022	US$	Fixed	0.00	4.75	100,000	5 Y
International Bonds		Corporate Global Bonds 2023	US$	Fixed	0.00	3.50	500,000	6 Y
International Bonds		Corporate Global Bonds 2019	US$	Fixed	0.00	3.375	300,000	2 Y
International Bonds		Corporate Global Bonds 2018	FR.SZ	Fixed	0.00	1.25	278,659	1 Y
International Bonds		Corporate Global Bonds 2019	US$	Fixed	0.00	3.25	300,000	2 Y
International Bonds		Corporate Global Bonds 2029	US$	Fixed	0.00	5.25	300,000	12 Y
International Bonds		Global Bonds 2050	US$	Fixed	0.00	5.625	500,000	33 Y
International Bonds		Global Bonds 2050	US$	Fixed	0.00	5.625	545,000	33 Y
International Bonds		Corporate Global Bonds 2025	US$	Fixed	0.00	4.75	600,000	8 Y
International Bonds		Corporate Global Bonds 2019	US$	Fixed	0.00	3.25	200,000	2 Y

Type of Lender	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount Outstanding as of December 31, 2017 (in thousands of U.S.$)	Period to Maturity
International Bonds	Global Bonds 2027	US$	Fixed	0.00	4.125	1,250,000	10 Y
International Bonds	Global Bonds 2026	EURO	Fixed	0.00	2.750	1,337,288	9 Y
International Bonds	Global Bonds 2030	EURO	Fixed	0.00	3.750	1,215,716	13 Y
International Bonds	Corporate Global Bonds 2023	US$	Fixed	0.00	3.50	150,000	6 Y
International Bonds	Corporate Global Bonds 2024	S/	Fixed	0.00	7.00	462,250	7 Y
International Bonds	Corporate Global Bonds 2032	US$	Fixed	0.00	4.75	1,000,000	15 Y
International Bonds	Corporate Global Bonds 2047	US$	Fixed	0.00	5.625	1,000,000	30 Y

Abbreviations and symbols:

CAN$ = Canadian Dollar

DEG = Special Drawing Rights

FR.SZ = Swiss Francs

U.S.$ = United States Dollar

¥ = Japanese Yen

Y = Years

Source: Ministry of Economy and Finance